EXHIBIT 2.1

SHARE PURCHASE AGREEMENT

by and among

Proofpoint, Inc.,

a Delaware corporation,

Proofpoint Israel Holdings Limited,

a company organized under the laws of Israel,

Observe IT Ltd.,

a company organized under the laws of Israel,

the Company Shareholders

and

Shareholder Representative Services LLC,

as the Shareholders’ Agent

___________________________

Dated as of November 2, 2019

___________________________

Exhibits

Exhibit ADefinitions

Exhibit BForm of Joinder Agreement

Exhibit CForm of Non-Compete Agreement

Exhibit DForm of Non-Israeli Residence Declaration

Exhibit EForm of Escrow Agreement

Exhibit F Form of Share Transfer Deed

Exhibit G Form of Affidavit of Lost Share Certificate

Exhibit HForm of Legal Opinion

Exhibit IForm of Benefits Waiver

Exhibit JForm of Resignation Letter

Exhibit KForm of Parachute Payment Waiver

Exhibit L-1Form of FIRPTA Statement

Exhibit L-2Form of FIRPTA Notification

Exhibit MForm of Tax Certificate

Exhibit NForm of Shareholders’ Register

Exhibit OForm of Shareholders Letter of Transmittal

Exhibit PForm of Promised Equity Waiver

Exhibit QForm of Bring-Along Notice

Exhibit RForm of Option Cancellation and Conversion Agreement

Exhibit SForm of Spousal Consent

Exhibit TForm of Warrant Termination Agreement

Schedules

Company Disclosure Schedule

Schedule ASigning Shareholders

Schedule BPost-Signing Shareholders

Schedule CKey Employees

Schedule DSpecified Payments

Schedule 1.2(b)(vi) Benefits Waivers

Schedule 1.2(b)(xvi)Notices, Consents, Amendments and Terminated Contracts

Schedule 6.5Actions

Share Purchase Agreement

This Share Purchase Agreement (this “Agreement”) is made and entered into as of November 2, 2019 (the “Agreement Date”), by and among Proofpoint, Inc., a Delaware corporation (“Parent”), Proofpoint Israel Holdings Limited, a company organized under the laws of Israel and a direct or indirect wholly-owned subsidiary of Parent (“Acquirer”), Observe IT Ltd., a company organized under the laws of Israel (the “Company”), the Company Shareholders set forth on Schedule A, and Shareholder Representative Services, a Colorado limited liability company, solely in its capacity as the representative, agent and attorney-in-fact of the Company Securityholders (the “Shareholders’ Agent”).  Certain other capitalized terms used herein are defined in Exhibit A.

Recitals

A.

The Company Shareholders listed on Schedule A hereto as of the Agreement Date own Company Shares representing approximately 70% of the total issued and outstanding Company Shares as of the Agreement Date (such Company Shareholders who have signed this Agreement on the date hereof, the “Signing Shareholders”).

B.

As of immediately prior to the Closing Date, Schedule A shall be deemed to be automatically updated, without any action by any of the parties, to include the names of all other Company Shareholders who, between the date of this Agreement and the Closing Date, either (i) become signatories to this Agreement through execution of a Joinder Agreement in substantially the form attached hereto as Exhibit B (a “Joinder Agreement”), or (ii) subject to Section 6.17, sell their Company Shares by virtue of implementation of Section 341 of the Companies Law or the Bring‑Along Provision, including those Company Shareholders as of the Agreement Date listed on Schedule B and any holder of Company Options or Company Series A Warrants who exercised such Company Options or Company Series A Warrants between the Agreement Date and the Closing (collectively, the “Post-Signing Shareholders”), and each such Person shall be deemed a Signing Shareholder for all purposes of this Agreement.

C.

Acquirer desires, subject to the terms and conditions set forth in this Agreement, to purchase from the Company Shareholders, in consideration for the payment set forth and described herein, all of the Company Share Capital owned by such Company Shareholders free from any Encumbrances, subject to the terms and conditions set forth in this Agreement (the “Share Purchase”), and each Signing Shareholder desires to sell to Acquirer all such Company Share Capital owned by such Signing Shareholder.

D.	The Company, the Company Shareholders, Parent and Acquirer desire to make certain representations, warranties, covenants and other agreements in connection with the Share Purchase as set forth herein.
E.

Concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s willingness to enter into this Agreement, each of the Key Employees listed on Schedule C (each, a “Key Employee”) have executed (1) a new employment offer letter or an amendment to such Key Employee’s existing offer letter, together with a confidential information and invention assignment agreement (together, an “Offer Letter”) with Parent or one of its Affiliates (including the Company following the Closing), and (2) a Non-Compete and Non-Solicitation Agreement in the form attached as Exhibit C (each, a “Non-Compete Agreement”), with Parent or one of its Affiliates (including the Company following the Closing), each to become effective upon the Closing.

F.

The board of directors of the Company (the “Company Board of Directors”) has carefully considered the terms of this Agreement and has unanimously determined that the terms and conditions of the transactions contemplated by the Agreement and the documents referenced herein (collectively, the “Transactions”), are in the best interests of, and are advisable to, the Company and the Company Securityholders.

NOW, THEREFORE, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article 1
The Share Purchase

1.1The Share Purchase.

(a)Company Share Capital.

(i)Company Series B Preferred Shares.  On the terms and subject to the conditions of this Agreement, each Company Shareholder holding Company Series B Preferred Shares shall sell, transfer and deliver to Acquirer at the Closing, and Acquirer agrees to purchase from each Company Shareholder holding Company Series B Preferred Shares, all of the Company Series B Preferred Shares owned by such Company Shareholder as of immediately prior to the Closing (as set forth on the Spreadsheet) free and clear of all Encumbrances, in exchange for an amount in cash equal to the product of (x) the Participating Per Share Payment Amount, multiplied by (y) the total number of Company Series B Preferred Shares held by such Company Shareholder, without interest, subject to the withholding of such Company Shareholder’s portion of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such Company Series B Preferred Shares pursuant to Section 1.3(a)(ii) and Section 1.3(b).

(ii)Company Series A-1 Preferred Shares.  On the terms and subject to the conditions of this Agreement, each Company Shareholder holding Company Series A-1 Preferred Shares shall sell, transfer and deliver to Acquirer at the Closing, and Acquirer agrees to purchase from each Company Shareholder holding Company Series A-1 Preferred Shares, all of the Company Series A-1 Preferred Shares owned by such Company Shareholder as of immediately prior to the Closing (as set forth on the Spreadsheet) free and clear of all Encumbrances, in exchange for an amount in cash equal to the product of (x) the Company Series A-1 Preferred Per Share Payment Amount, multiplied by (y) the total number of Company Series A-1 Preferred Shares held by such Company Shareholder, without interest, subject to the withholding of such Company Shareholder’s portion of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such Company Series A-1 Preferred Shares pursuant to Section 1.3(a)(ii) and Section 1.3(b).

(iii)Company Series A Preferred Shares.  On the terms and subject to the conditions of this Agreement, each Company Shareholder holding Company Series A Preferred Shares shall sell, transfer and deliver to Acquirer at the Closing, and Acquirer agrees to purchase from each Company Shareholder holding Company Series A Preferred Shares, all of the Company Series A Preferred Shares owned by such Company Shareholder as of immediately prior to the Closing (as set forth on the Spreadsheet) free and clear of all Encumbrances, in exchange for an amount in cash equal to the product of (x) the Company Series A Preferred Per Share Payment Amount, multiplied by (y) the total number of Company Series A Preferred Shares held by such Company Shareholder, without interest, subject to the withholding of such Company Shareholder’s portion of the Adjustment Escrow Amount, the Indemnity

Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such Company Series A Preferred Shares pursuant to Section 1.3(a)(ii) and Section 1.3(b).

(iv)Company Ordinary Shares.  On the terms and subject to the conditions of this Agreement, each Company Shareholder holding Company Ordinary Shares, including Unvested Company Shares, shall sell, transfer and deliver to Acquirer at the Closing, and Acquirer agrees to purchase from each Company Shareholder holding Company Ordinary Shares, all of the Company Ordinary Shares owned by such Company Shareholder as of immediately prior to the Closing (as set forth on the Spreadsheet) free and clear of all Encumbrances, in exchange for an amount in cash equal to the product of (x) the Participating Per Share Payment Amount multiplied by (y) the total number of Company Ordinary Shares held by such Company Shareholder, without interest, subject to the withholding of such Company Shareholder’s portion of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such Company Ordinary Shares pursuant to Section 1.3(a)(ii) and, in the case of Unvested Company Shares, the vesting conditions set forth in Section 1.1(a)(vi); provided, however, that the after-tax cash proceeds payable to any Company Shareholder with an outstanding Employee Loan Amount shall first be automatically withheld and applied as repayment with respect to such Employee Loan Amount.

(v)The amount of cash each Company Shareholder is entitled to receive for all Company Shares held by such Company Shareholder at the Closing shall be rounded to the nearest cent and computed after aggregating cash amounts for all such Company Shares. In addition, and with respect to each Company Shareholder, severally and not jointly, Acquirer and any other Payor may deduct any withholding amounts as further described in this Article 1. Notwithstanding anything to the contrary in this Agreement, any payment with respect to 102 Company Shares shall be deposited with the 102 Trustee to be held and released in accordance with the provisions of Section 102 of the Ordinance, the Option Tax Ruling, the Interim Options Ruling or any other approval that may be issued by the ITA.

(vi)Except as otherwise set forth in an applicable Benefits Waiver, the payment of cash pursuant to this Section 1.1(a) in exchange for Unvested Company Shares issued and outstanding immediately prior to the Closing shall be subject to the vesting arrangements and other terms and conditions that were applicable to such Unvested Company Shares immediately prior to or at the Closing such that the cash payable pursuant to this Section 1.1(a) in exchange for such Unvested Company Shares issued and outstanding immediately prior to the Closing (“Unvested Cash”) shall become payable, subject to the withholding of the applicable portion of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such Company Ordinary Shares pursuant to Section 1.3(a)(vi) and Section 1.3(b), on the date that such Unvested Company Shares would have become vested under the vesting schedule set forth in an applicable Benefits Waiver.  No Unvested Cash, or right thereto, may be pledged, encumbered, sold, assigned or transferred (including any transfer by operation of law), by any Person or be taken or reached by any legal or equitable process in satisfaction of any Liability of such Person, prior to the distribution to such Person of such Unvested Cash in accordance with this Agreement.

(b)Company Options.

(i)Vested Company Options.

(1)On the terms and subject to the conditions of this Agreement, at the Closing, each Vested Company Option that is In the Money shall be cancelled, converted into and represent the right to receive, subject to Section 1.1(d), an amount in cash, without interest, with respect to each Company Ordinary Share issuable upon the exercise of such Vested Company Option, equal to the excess of the Participating Per Share Payment Amount over the per share exercise price of such Vested

Company Option (the “Option Payments”).  The amount of cash each holder of an In the Money Vested Company Option is entitled to receive for such In the Money Vested Company Option shall, as a condition of payment, be subject to the execution and delivery of an Option Cancellation and Conversion Agreement by such holder, and shall be rounded to the nearest cent and computed after aggregating cash amounts for all In the Money Vested Company Options held by such holder.  In addition, and with respect to each holder of In the Money Vested Company Option, severally and not jointly, Acquirer and any other Payor may deduct from such Company Optionholder’s Option Payment any withholding amounts for Taxes as further described in this Article 1; provided, however, that the after-tax cash proceeds payable to any holder of Vested Company Options with an outstanding Employee Loan Amount shall first be automatically withheld and applied as repayment with respect to such Employee Loan Amount.

(2)At the Closing, each outstanding Vested Company Option that is not In the Money shall, without any further action on the part of any holder thereof, expire and be cancelled and extinguished without any present or future right to receive any consideration therefor.

(3)Notwithstanding anything to the contrary in this Agreement, any payment for In the Money Vested Company Options that are 102 Company Options shall be deposited with the 102 Trustee to be held and released in accordance with the provisions of Section 102 of the Ordinance, the Option Tax Ruling, the Interim Options Ruling or any other approval that may be issued by the ITA.

(ii)Unvested Company Options.

(1)At the Closing, each Unvested Company Option that is outstanding as of immediately prior to the Closing and that is held by a Company Employee who, immediately following the Closing, is a Continuing Employee, shall, on terms and subject to the conditions set forth in this Agreement, be assumed by Parent and converted into an option to purchase Parent Common Stock.  Except as otherwise set forth in this Agreement or in any applicable Benefits Waiver, each assumed Company Option (each, an “Assumed Option”) shall continue to have, and be subject to, the same terms and conditions set forth in the Company Option Plan and the Company Option agreement relating thereto as in effect immediately prior to the Closing, except that (x) such Assumed Option shall be exercisable for that number of whole shares of Parent Common Stock equal to the product of the number of shares of Company Shares that were issuable upon exercise of such Assumed Option immediately prior to the Closing multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock with no cash being payable for any fractional share eliminated by such rounding, and (y) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such Assumed Option shall be equal to the quotient obtained by dividing the exercise price per share of Company Shares at which such Assumed Option was exercisable immediately prior to the Closing by the Exchange Ratio, rounded up to the nearest whole cent.  Notwithstanding anything herein to the contrary, the exercise price of each Assumed Option, the number of shares of Parent Common Stock issuable pursuant to each Assumed Option and the terms and conditions of each Assumed Option shall in all events be determined with respect to any Assumed Option granted to an employee who is a U.S. resident or citizen, in compliance with Section 409A of the Code, and in the case of any Company Option that qualifies as an “incentive stock option” within the meaning of Section 422 of the Code, Section 424(a) of the Code. The Assumed Options, to the extent issued in exchange for Unvested Company Options that are 102 Company Options, shall be deposited with the 102 Trustee to be held and released in accordance with the provisions of Section 102 of the Ordinance, the Option Tax Ruling, the Interim Options Ruling or any other approval that may be issued by the ITA.

(2)At the Closing, each Unvested Company Option that is outstanding as of immediately prior to the Closing and that is held by any person who is not a Continuing Employee shall, without any further action on the part of any holder thereof or the Company, be cancelled and extinguished without any present or future right to receive any consideration therefor.

(3)The Company Option Plan shall terminate as of the Closing, and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of Company Shares or Company Share Capital shall be cancelled as of the Closing.  Prior to the Closing, and subject to the review and approval of Acquirer, the Company shall take all actions necessary to effect the transactions and terms contemplated by this Section 1.1(b), including adopting all necessary resolutions, giving all required notices and using commercially reasonable efforts to obtain any required consents from holders of Company Options pursuant to the Company Option Plan, any Company Option agreement and Applicable Law.

(c)Company Warrants.

(i)On the terms and subject to the conditions of this Agreement, at the Closing, each Company Series A Warrant shall be cancelled and converted into and represent the right to receive, subject to Section 1.1(d), an amount in cash, without interest, with respect to each Company Series A Preferred Share issuable upon the exercise of such Company Series A Warrant, equal to the excess of the Company Series A Preferred Per Share Payment Amount over the per share exercise price of such Company Series A Warrant (the “Warrant Payments”).  The amount of cash the holder of Company Series A Warrant is entitled to receive for such Company Series A Warrant shall, as a condition of payment, be subject to the execution and delivery of a Warrant Termination Agreement by such holder, and shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Series A Warrants held by such holder.

(ii)At the Closing, each unvested Company Warrant shall, without any further action on the part of any holder thereof, expire and be cancelled and extinguished without any present or future right to receive any consideration therefor.

(d)Adjustments. In the event of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into capital shares), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Shares occurring after the Agreement Date and prior to the Closing, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such share split, reverse share split, share dividend, reorganization, reclassification, combination, recapitalization or other like change.

(e)Withholding; Certain Tax Matters.

(i)Each of Parent, Acquirer, the Paying Agent, the 102 Trustee and the Company (each, a “Payor”) shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement as the Payor determines are required to be deducted or withheld therefrom or in connection therewith under the Code or any provision of state, local or foreign Tax law or under any other Applicable Law, including the Ordinance.  To the extent such amounts were so deducted or withheld, such amounts shall be (i) treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid and (ii) timely remitted by each Payor to the applicable Governmental Entity.  In the case of any amounts withheld and upon receipt of written request from any Company Securityholder, the withholding party shall provide to such Company Securityholder written confirmation of the amount so withheld.

(ii)Notwithstanding Section 1.1(e)(i), if the Paying Agent provides Acquirer, prior to the Closing Date, with an undertaking as required under Section 6.2.4.3 of the Income Tax Circular

19/2018 (Transaction for Sale of Rights in a Corporation that includes consideration that will be transferred to the Company Shareholders at future dates) (the “Paying Agent Undertaking”), with respect to Israeli Tax, any amount payable to a Company Shareholder, or Company Warrantholder (each a “Payee”) under this Agreement at the Closing shall be retained by the Paying Agent, for the benefit of such Payee for a period of up to 180 days from the Closing or an earlier date required in writing by such Payee or as otherwise requested by the ITA (the “Withholding Drop Date”) (during which time no amount shall be withheld from amounts paid to the Paying Agent, except as provided below or as requested in writing by the ITA) and during which time, such Payee may obtain (or, if one already exists, present to the Paying Agent) a valid certificate or ruling issued by the ITA in form and substance acceptable to Acquirer (which, for the avoidance of doubt includes Acquirer’s opportunity to review, comment and approve the application to the ITA): (i) exempting Acquirer from the duty to withhold Israeli Taxes with respect to such payment to Payee, (ii) determining the applicable rate of Israeli Taxes to be withheld from the payment due to such Payee or (iii) providing any other instructions regarding the payment or withholding with respect to the applicable portion of the consideration due to such Payee (the “Qualified Withholding Certificate”). In the event that no later than three Business Days prior to the Withholding Drop Date a Payee submits to Acquirer and/or the Paying Agent, a Qualified Withholding Certificate, the Paying Agent, shall act in accordance with the provisions of such Qualified Withholding Certificate, subject to any deduction and withholding (other than Israeli Tax law) as may be required to be deducted and withheld under the Code, or any provision of state, local or foreign Tax law. If a Payee: (A) does not provide Acquirer or the Paying Agent with a Qualified Withholding Certificate no later than three Business Days prior to the Withholding Drop Date or (B) submits a written request to Acquirer and the Paying Agent to release the amounts held by the Paying Agent to such Payee, prior to the Withholding Drop Date and fails to submit a Qualified Withholding Certificate at or before such time, then the amount to be withheld and transferred to the ITA from the amounts payable to such Payee shall be calculated according to the applicable withholding rate (calculated in NIS based on a US$:NIS exchange rate known at the payment date) as determined by Acquirer and the Paying Agent. Such amount shall be delivered or caused to be delivered to the ITA by the Paying Agent, and the Paying Agent shall release to such Payee the balance of the amount due to such Payee that is not so withheld, subject to any deduction and withholding as may be required to be deducted and withheld under the Code, or any provision of state, local or foreign Tax law (other than Israeli Tax law). For the avoidance of doubt, (i) if the Paying Agent Undertaking is provided to Acquirer prior to the Closing Date, then a Payee shall not be required to provide a Payor a Qualified Withholding Certificate (and thus no withholding of Tax shall apply) with respect to such Payee’s portion of the Escrow Fund, until the actual payment of such amount or any portions thereof to each such Payee is made, in which case any applicable withholding will be calculated (as provided above) and delivered to the ITA. Any currency conversion commissions will be borne by the applicable Payee and deducted from payments to be made to such Payee, and (ii) in the absence of a Qualified Withholding Certificate which also covers the Payee’s portion of the Shareholders’ Agent Expense Fund, the applicable amount of Israeli Tax to be withheld from such Payee’s portion of any amount paid or other consideration deliverable to such Payee will be calculated (as provided above) also on such Payee’s portion of the Shareholders’ Agent Expense Fund, and will be deducted and delivered to the ITA as provided above, unless the ITA provides different written instructions satisfactory to Acquirer.

(iii)Notwithstanding anything to the contrary herein, any payments (including issuance of Assumed Options) made to holders of 102 Company Securities will be subject to deduction or withholding of Israeli Tax under the Ordinance on the 15th day of the calendar month following the month during which the Closing occurs, unless with respect to Israeli resident holders of Company Options and/or 102 Company Shares, the Options Tax Ruling (or the Interim Options Ruling) shall have been obtained before the 15th day of the calendar month following the month during which the Closing occurs, and in such case, Acquirer or the Company, or any Person acting on their behalf shall act in accordance with the Options Tax Ruling (or Interim Options Ruling).

(iv)Notwithstanding anything to the contrary herein, with respect to non-Israeli resident holders of Company Options, who were granted such awards in consideration solely for work or services performed outside of Israel (and who shall provide Acquirer, prior to any payment to them, with a validly executed declaration in the form attached hereto as Exhibit D regarding their non-Israeli residence and confirmation that they were granted such awards in consideration solely for work or services performed outside of Israel), such payments shall not be subject to any withholding or deduction of Israeli Tax and shall be made through the Company’s or its Subsidiaries’ payroll processing service or system as set forth in Section 1.3(a)(v).

(v)Notwithstanding anything to the contrary herein, to the extent that any Tax withholding is required with respect to the issuance of the Assumed Options, any Payor may withhold such amount from any cash consideration payable hereunder to the applicable Payee with respect to any of such Payee’s Company Options and, if such cash is insufficient to make such withholding, then from any other amounts payable to such holder hereunder. No Assumed Option shall be issued to such Payee until such Payee transfers the required withholding amount to the applicable Payor.

(vi)Israeli Tax Rulings.  As soon as reasonably practicable after the Agreement Date, the Company shall cause its Israeli counsel and/or Company Contractors, in full coordination with Parent and Acquirer and their Israeli counsel, to prepare and file with the ITA an application for the following rulings:

(1)A ruling in relation to the 102 Company Securities and 3(i) Company Options, confirming, among others, that: (i) neither the payment of the Aggregate Consideration for 102 Company Shares or the Option Payments for 102 Company Options, nor the assumption by Acquirer or Parent of the Assumed Options granted under Section 102 of the Ordinance, will constitute a violation of the requirements of Section 102 of the Ordinance, provided that the applicable consideration (i.e. cash consideration or Assumed Options) attributed to holders of Company 102 Securities is deposited with the 102 Trustee for the statutory minimum trust period under Section 102 of the Ordinance, (ii) the assumption by Acquirer or Parent of the Assumed Options granted under Section 102 and Section 3(i) of the Ordinance, will not constitute a tax event, and with respect to 102 Company Options, the tax will be deferred to the earlier of the actual sale of the Assumed Options and their release from trust, (iii) Acquirer and anyone acting on its behalf, including the Paying Agent, shall be exempt from withholding Tax in relation to any payments or consideration transferred to the 102 Trustee in relation to 102 Company Securities and 3(i) Company Options; and (iv) the transfer of the Escrow Fund in respect of 102 Shares shall not be subject to Israeli Tax until actually received by the applicable Company Shareholder; which ruling may be subject to customary conditions regularly associated with such a ruling (the “Option Tax Ruling”).  If the Option Tax Ruling is not granted prior to the 15th day of the calendar month following the month in which the Closing occurs, the Company shall seek to receive prior to such date an interim tax ruling confirming among others that Acquirer and anyone acting on its behalf (including the Paying Agent) shall be exempt from Israeli withholding Tax in relation to any payments made to the 102 Trustee with respect to 102 Company Securities and 3(i) Company Options (which interim tax ruling may be subject to customary conditions regularly associated with such an interim tax ruling) (the “Interim Options Ruling”, and collectively with Option Tax Ruling, the “Israeli Tax Rulings”).

(2)The parties (other than the Shareholders’ Agent) will cause their respective Israeli counsel, advisors and accountants to coordinate and cooperate and provide all information required with respect to the Company’s preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Tax Rulings. Subject to the terms and conditions hereof, the Company shall use all efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to obtain the Israeli Tax Rulings as promptly as practicable; provided, that if none of such Israeli Tax Rulings is obtained for any reason whatsoever by the Closing Date, the Closing shall not be delayed or postponed.  For the avoidance of doubt it is clarified that the language of the Israeli Tax Rulings (as applicable) shall be subject to the prior written approval of Acquirer or its counsel.  The Company will inform the Acquirer in advance of any meeting or other discussion with the ITA with respect to any of the Israeli Tax Rulings and allow Acquirer’s counsel to attend such meeting and participate in such discussions. Should Acquirer’s counsel not attend any such meeting or discussion with the ITA, the counsel of the Company shall provide Acquirer’s counsel with an update of such meeting or discussion within one Business Day of such meeting or discussion.

(vii)Notwithstanding the foregoing, Acquirer agrees that the party withholding such amount shall not defer payment to the applicable Tax Authorities beyond the last due date under Applicable Law, unless provided with a cashier’s check on or prior to the date of the original payment in such amount as Acquirer deems adequate to cover for any deficiencies due to exchange rate fluctuations; and

(viii)The parties intend that the Share Purchase be a Taxable transaction for U.S. federal income Tax purposes, including with respect to the Aggregate Consideration, the Adjustment Escrow Amount and the Indemnity Escrow Amount, and will so treat the Share Purchase unless otherwise required by a determination of a U.S. court or the Internal Revenue Service.  Notwithstanding the foregoing, each party hereto is relying solely on the advice of his, her or its own Tax advisors with respect to the Tax consequences of the Share Purchase.

(ix)Promptly after the execution of this Agreement, Acquirer shall prepare and file with the Israeli Securities Authority an application pursuant to Section 15D of the Securities Law of Israel for an exemption from the requirements of the Israeli Securities Law (1968) concerning the publication of a prospectus in respect of the assumption of the Company Options and shall use commercially reasonable efforts to obtain such exemption.

(f)Treatment of Company Share Capital Owned by the Company.  At the Closing, all Company Share Capital that is owned by the Company immediately prior to the Closing shall be canceled by the Company and extinguished without any conversion thereof.

(g)Spreadsheet.  Acquirer is permitted and authorized to rely on the allocations set forth in the Spreadsheet and shall have no responsibility or liability with respect to any error in such allocations.  Notwithstanding anything to the contrary contained in this Agreement, in no event shall the aggregate consideration paid by Acquirer to the Company Securityholders and any amounts deposited in the Escrow Fund and Shareholders’ Agent Expense Fund, exceed the Aggregate Consideration (with the shares of Parent Common Stock valued at the Parent Trading Price for purposes of this Section 1.1(g)).  For clarity, the aggregate consideration paid by Acquirer to the Company Securityholders shall include any amounts in respect of the Assumed Options, assuming for these purposes the full vesting and exercise of all such Assumed Options.

(h)Closing.  Upon the terms and subject to the conditions set forth herein, the closing of the Transactions, including the consummation of the Share Purchase (the “Closing”) shall take place at the offices of Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, California, 94041 USA, or at such other location as Acquirer and the Company agree, at (i) 10:00 a.m. Pacific time on a date to be agreed by Acquirer and the Company, which date shall be no later than the fifth Business Day following the date on which all of the conditions set forth in Article 7 of this Agreement have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions); provided that if such Business Day would otherwise occur anytime during the last month of a fiscal quarter of Parent, then Acquirer may, in its discretion, delay the Closing until the first Business Day of the next succeeding fiscal quarter of Parent, in which case the Closing shall be held on such first Business Day (so long as all of the conditions set forth in Article 7 (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall continue to be satisfied or waived in accordance with this Agreement on such first Business Day) or (ii) such other time as Acquirer and the Company agree.  The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

1.2Closing Deliveries.

(a)Acquirer Deliveries.  Acquirer shall deliver to the Company, at or prior to the Closing:

(i)a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 7.2(a) has been satisfied;

(ii)an escrow agreement in the form of Exhibit E (the “Escrow Agreement”), executed by Acquirer.

(b)Company Deliveries.  The Company or the Company Shareholders, as applicable, shall deliver, or cause the Company to deliver, to Acquirer, at or prior to the Closing:

(i)duly executed share transfer deeds in the form attached hereto as Exhibit F (the “Share Transfer Deed”) from each Company Shareholder with all of the certificates or instruments which immediately prior to the Closing represented issued and outstanding Company Share Capital held by Company Shareholders (or an affidavit of loss of destruction of certificate in lieu thereof in the form attached hereto as Exhibit G (the “Affidavit of Lost Share Certificate”));

(ii)a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in clauses (a), (d) and (e) of Section 7.3 has been satisfied;

(iii)a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, certifying the Company’s (A) articles of association, including all amendments thereto, as in effect immediately prior to Closing (the “Charter Documents”) (B) unanimous board resolutions approving the Share Purchase and adopting this Agreement and approving the treatment of the Company Options pursuant to the Company Option Plan in accordance with the terms of this Agreement, and (C) minutes of an extraordinary meeting of the Company Shareholders approving the Share Purchase and adopting this Agreement;

(iv)a written opinion from the Company’s outside Israeli legal counsel, in the form attached as Exhibit H, dated as of the Closing Date and addressed to Parent and Acquirer;

(v)written acknowledgments pursuant to which any Person that is entitled to any Transaction Expenses acknowledges (A) the total amount of Transaction Expenses that has been incurred and remains payable to such Person and (B) that, upon payment of such remaining payable amount at the Closing, it shall be paid in full and shall not be owed any other amount by any of Acquirer, the Company or their respective Affiliates with respect to this Agreement or the Transactions;

(vi)a Benefits Waiver, in the form attached hereto as Exhibit I (the “Benefits Waiver”), executed by the Company and each Continuing Employee set forth on Schedule 1.2(b)(vi) who might otherwise have, receive or have the right or entitlement to receive in connection with the execution and delivery of this Agreement or the consummation of the Share Purchase (either alone or in combination with any other event), or a termination of employment or service with the Company, Acquirer or any Subsidiary (A) accelerated vesting of or lapsing of restrictions, or amended vesting requirements, with respect to any equity-based compensation or other compensation or payments under any Company Employee Plan, or (B) any severance payments or other payments or benefits (excluding such payments as may be required be Applicable Law);

(vii)(A) Offer Letters, effective as of the Closing, executed by each Key Employee, (B) Non-Compete Agreements, effective as of the Closing, executed by each Key Employee, and (C) offer letters with the Company or one of its Subsidiaries effective as of the Closing, executed by the minimum percentage of Company Employees as required pursuant Section 7.3(f)(ii);

(viii)the Designated Employee Waivers;

(ix)a resignation letter of each of the directors and officers of the Company and the Subsidiaries in office immediately prior to the Closing, effective no later than immediately prior to the Closing, in the form attached hereto as Exhibit J;

(x)certificates of good standing, dated within three Business Days prior to the Closing Date, certifying that the Company and the Subsidiaries are in good standing and, to the extent applicable, that all applicable franchise Taxes and fees of the Company and the Subsidiaries that are due and payable as of the Closing Date have been paid;

(xi)the Spreadsheet, in a form satisfactory to Acquirer, completed to include all of the information specified in Section 6.8, and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete in all respects;

(xii)the Company Closing Financial Certificate, which certificate shall be accompanied by such supporting documentation, information and calculations as are necessary for Acquirer to verify and determine the amounts set forth therein;

(xiii)payoff letters or similar instruments in form and substance reasonably satisfactory to Acquirer with respect to all Company Debt, which letters provide for the release of all Encumbrances relating to the Company Debt following satisfaction of the terms contained in such payoff letters (including any premiums above the principal amount of such Company Debt or any fees payable in connection with such Company Debt);

(xiv)executed termination statements (or undertakings to file such termination statements) executed by each Person holding a security interest in any assets of the Company or any Subsidiary as of the Closing Date terminating any and all such security interests and evidence reasonably satisfactory to Acquirer that all Encumbrances on assets of the Company or any Subsidiary shall have been released prior to, or shall be released promptly following, the earlier of the Closing or confirmation of repayment of the applicable Company Debt;

(xv)a parachute payment waiver, in substantially the form attached hereto as Exhibit K (the “Parachute Payment Waiver”), executed by each Person required to execute such a waiver pursuant to Section 6.14;

(xvi)evidence satisfactory to Acquirer of the consents, notices, amendments and terminations, as applicable, of each of the Contracts listed on Schedule 1.2(b)(xvi);

(xvii)unless otherwise requested by Acquirer in writing no less than five Business Days prior to the Closing Date, (A) a true, correct and complete copy of resolutions adopted by the Company Board of Directors, certified by the Chief Executive Officer of the Company, authorizing the termination of each or all of the Company Employee Plans that are “employee benefit plans” within the meaning of ERISA, including the Company’s 401(k) Plan (the “401(k) Plan”), and (B) an amendment to the 401(k) Plan, executed by the Company, that is sufficient to assure compliance with all applicable requirements of the Code and regulations thereunder so that the Tax-qualified status of the 401(k) Plan shall be maintained at the time of its termination, with such 401(k) Plan amendment and termination to be effective as of the date immediately preceding the Closing Date;

(xviii)the Escrow Agreement, executed by the Shareholders’ Agent;

(xix)a Warrant Termination Agreement duly executed and delivered by each Company Warrantholder;

(xx)IRS Forms 8832 (Entity Classification Elections) electing for the Company to be classified as a partnership for U.S. tax purposes effective on the Closing Date and for each non-U.S. Subsidiary to be classified as a disregarded entity effective on the Closing Date, each duly executed by each Person that is a Company Shareholder on the Closing Date or an officer, member or manager of the Company that is authorized to make such election under local law or the entity’s organizational documents;

(xxi)FIRPTA documentation, in substantially the form of Exhibit L-1, consisting of (i) (A) a statement with respect to the Company’s U.S. Subsidiary that conforms to the requirements of Section 1.897-2(h)(1)(i) of the Treasury Regulations, and (B) the notification to the Internal Revenue Service required under Section 1.897-2(h)(2) of the Treasury Regulations, and (ii) a properly executed statement, issued by the Company pursuant to Treasury Regulations Section 1.1445-11T(d) that no withholding is required under Section 1445 of the Code with respect to the transfer of interests in the Company as a result of the Share Purchase, substantially in the form attached hereto as Exhibit L-2;

(xxii)a certification made on behalf of the Company pursuant to Section 6.04 of IRS Notice 2018-29, in substantially the form of Exhibit M, to the effect that less than 25% of the gain on a sale of the Company’s assets would constitute “effectively connected income” under Section 864(c)(8) of the Code; and

(xxiii)a share certificate registered in the name of the Acquirer, representing ownership of one hundred percent (100%) of the Company Share Capital; and

(xxiv)the shareholders registry of the Company in the form attached hereto as Exhibit N, evidencing the transfer and ownership of all of the Company Shares to Acquirer certified by the Company’s Chief Executive Officer.

Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.

(c)Rights Not Transferable.  The rights of the Company Securityholders under this Agreement are personal to each such Company Securityholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution.  Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

(d)No Interest.  Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash or stock payable in connection with the consummation of the Share Purchase and the other Transactions.

1.3Surrender of Certificates.

(a)Exchange Procedures.

(i)At or prior to the Closing, Parent shall initiate a wire to be deposited with an Israeli paying agent to be selected by Acquirer and the Company (the “Paying Agent”) in an amount of cash sufficient to pay the Aggregate Consideration less (A) the Adjustment Escrow Amount, less (B) the Indemnity Escrow Amount, less (C) the Shareholders’ Agent Expense Amount, less (D) the aggregate amount of payments in respect of In the Money Vested Company Options to Company Vested Optionholders that are residents of the United States (such holder, the “U.S. Optionholders” and such payments, the “U.S. Optionholder Payments”), less (E) the Assumed Option Consideration, and less (F) the Employee Loan Amount.

(ii)At the Closing, Parent will instruct the Paying Agent to pay to each Company Shareholder (other than with respect to Unvested Company Shares), by wire transfer of same-day funds, such Company Shareholder’s portion of the Aggregate Consideration less (A) such Company Shareholder’s portion of the Adjustment Escrow Amount, the Indemnity Escrow Amount and the Shareholders’ Agent Expense Amount in respect of such Company Shares and (B) the Employee Loan Amount, if any, outstanding in respect of the Company Shareholder, as soon as reasonably practicable following surrender to the Paying Agent of a duly executed letter of transmittal substantially in the form attached hereto as Exhibit O (the “Shareholders Letter of Transmittal”), together with all of the certificates or instruments which immediately prior to the Closing represented issued and outstanding Company Share Capital held by Company Shareholder (or the Affidavit of Lost Share Certificate), Share Transfer Deeds (the “Converting Instruments”), a certificate confirming such Company Shareholder’s information contained in the Spreadsheet, in a form attached to the Shareholders Letter of Transmittal (a “Closing Allocation Certificate”) and, with respect to Company Shareholders that are individuals and residents in a jurisdiction that follows the community property regime, a duly executed Spousal Consent.

(iii)At the Closing, Parent will instruct the Paying Agent to pay to each Company Optionholder who holds In the Money Vested Company Options at the Closing (other than In the Money Vested Company Options held by U.S. Optionholders), by wire transfer of same-day funds, such Company Optionholder’s portion of the Option Payments less the amount, if any, of the Employee Loan Amount owed to the Company by such Company Optionholder, as soon as reasonably practicable following the Closing and surrender to the Paying Agent of any documents required hereunder (including an executed Option Cancellation and Conversion Agreement by such Company Optionholder) pursuant to Section 1.1(b) and subject to the terms of this Agreement.

(iv)At the Closing, Acquirer will instruct the Paying Agent to pay to the Company Warrantholder, by wire transfer of same-day funds, such Company Warrantholder’s portion of the Warrant Payments as soon as reasonably practicable following the Closing and surrender to the Paying

Agent of any documents required hereunder (including an executed Warrant Termination Agreement), pursuant to Section 1.1(c) and subject to the terms of this Agreement.

(v)At or prior to the Closing, Parent shall initiate a wire to be deposited with a U.S. paying agent to be selected by Acquirer for further payment to the Company or its Subsidiaries in an amount of cash sufficient to make the U.S. Optionholder Payments, and shall thereafter cause the Company or its Subsidiaries to pay to each U.S. Optionholder the applicable U.S. Optionholder Payment through the Company’s or one of its Subsidiary’s payroll system in accordance with standard payroll practices, including any required withholding for applicable Taxes, following surrender to the Acquirer of any documents required hereunder (including an executed Option Cancellation and Conversion Agreement by such Company Optionholder); provided, however, that with respect to holders of Company Options who are not current or former employees of the Company or its Subsidiaries, references to the payroll system of the Company or one on of its Subsidiaries shall mean through the accounting services of such entity or by such U.S. paying agent, as determined by Parent.

(vi)As soon as practicable following vesting of any Unvested Cash (not to exceed five Business Days), Parent will instruct the Paying Agent to pay the amount of such Unvested Cash to each Company Shareholder entitled to receive such Unvested Cash.

(vii)Notwithstanding the other provisions of this Article 1, as soon as reasonably practicable after the Closing Date but in any event within five Business Days after the Closing Date, Parent shall cause to be deposited with the Shareholders’ Agent $300,000 (the “Shareholders’ Agent Expense Amount”), which shall be deemed to be withheld from the consideration otherwise payable at the Closing to each Indemnifying Party in accordance with each Indemnifying Party’s Pro Rata Share thereof.  The Shareholders’ Agent Expense Amount shall be used by the Shareholders’ Agent for the payment of expenses incurred by it in performing its duties in accordance with Section 9.7 (the “Shareholders’ Agent Expense Fund”).

(b)Escrow Fund.  Notwithstanding anything to the contrary in the other provisions of this Article 1, Acquirer shall withhold from the gross cash consideration otherwise payable to each Indemnifying Party (which, in the case of a Company Shareholder that is a holder of Unvested Company Shares, shall be funded solely by the portion of the closing consideration for such Company Shareholder that is vested immediately prior to Closing) in accordance with Section 1.1(a), such Indemnifying Party’s Pro Rata Share of the Adjustment Escrow Amount and the Indemnity Escrow Amount.  At the Closing, Acquirer shall initiate a wire to be deposited (or cause to be deposited) the Adjustment Escrow Amount and the Indemnity Escrow Amount with the Escrow Agent, as escrow agent pursuant to the Escrow Agreement, to be held by the Escrow Agent in accordance with and subject to the provisions of this Agreement and the Escrow Agreement.  The Adjustment Escrow Amount plus any interest or earning paid thereon in accordance with the Escrow Agreement (the “Adjustment Escrow Fund”) shall be available to compensate Parent for any Aggregate Consideration Shortfall under Section 1.6, and shall be held and distributed in accordance with Section 1.6 and the Escrow Agreement. The Indemnity Escrow Amount plus any interest or earnings paid thereon in accordance with the Escrow Agreement (the “Indemnity Escrow Fund” and, together with the Adjustment Escrow Fund, the “Escrow Fund”).  Subject to Section 9.2, the Indemnity Escrow Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Indemnifying Parties under Article 9, and shall be held and distributed in accordance with Section 9.1 and the Escrow Agreement.  The adoption of this Agreement and the approval of the Share Purchase by the Company Shareholders shall constitute, among other things, approval of the Adjustment Escrow Amount and the Indemnity Escrow Amount, the withholding of the Adjustment Escrow Amount and the Indemnity Escrow Amount by Acquirer and the appointment of the Shareholders’ Agent.  Parent shall be treated as the owner of the Escrow Fund and for Tax purposes, shall report all income earned thereon; provided, however, that within 30 days of the end of each calendar year, Parent shall be entitled to receive from the Escrow Fund a Tax distribution equal to 25% of the amount of income earned on the Escrow Fund for such year.

(c)Transfers of Ownership.  If any cash amount payable pursuant to this Section 1.3 is to be paid to a Person other than the Person to which the Converting Instrument, In the Money Vested Company Option or Company Series A Warrant surrendered in exchange therefor is registered, it shall be a condition of the payment thereof that such Converting Instrument, In the Money Vested Company Option or Company Series A Warrant shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by it any transfer or other Taxes required by reason of the payment of cash in any name other than that of the registered holder of such Converting Instrument, In the Money Vested Company Option or Company Series A Warrant, or established to the satisfaction of Acquirer or any agent designated by it that such Tax has been paid or is not payable.

(d)No Liability.  Notwithstanding anything to the contrary in this Section 1.3, none of the Company, Parent, Acquirer or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(e)Unclaimed Consideration.  Following the Closing, each former holder of Company Shares, In the Money Vested Company Options or Company Series A Warrants shall look only to Paying Agent or the Company or Acquirer (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Aggregate Consideration payable pursuant to Section 1.3(a) in respect of such Company Shares, In the Money Vested Company Options or Company Series A Warrants.  Notwithstanding anything to the contrary contained herein, if any Converting Instrument, In the Money Vested Company Option or Company Series A Warrant has not been surrendered prior to the earlier of the first anniversary of the Closing and such date on which the applicable portion of the Aggregate Consideration payable pursuant to this Section 1.3 in respect of such Converting Instrument, In the Money Vested Company Option or Company Series A Warrant would otherwise escheat to, or become the property of, any Governmental Entity, any amounts payable in respect of such Converting Instrument, In the Money Vested Company Option or Company Series A Warrant shall, to the extent permitted by Applicable Law, become the property of Acquirer, free and clear of all claims or interests of any Person previously entitled thereto.

1.4No Further Ownership Rights in the Company Share Capital, Company Options or Company Warrants.  The applicable portion of the Aggregate Consideration paid or payable following the surrender for exchange of any Converting Instrument, Company Option or Company Warrant in accordance with the terms hereof shall be paid or payable in full satisfaction of all rights pertaining to the shares of Company Share Capital represented by such Converting Instrument, Company Option or Company Warrant, and there shall be no further registration of transfers on the records of Acquirer or the Company of shares of Company Share Capital that were issued and outstanding immediately prior to the Closing.  If, after the Closing, any Converting Instrument, Company Option or Company Warrant is presented to the Company or Acquirer for any reason, such Company Shares, Company Option or Company Warrant shall be cancelled and exchanged as provided in this Article 1.

1.5Certain Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the applicable Company Securityholder when due, and such Company Securityholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

1.6Consideration Adjustment.

(a)Within 120 days after the Closing Date, Parent shall deliver to the Shareholders’ Agent a statement (the “Parent Closing Statement”) setting forth Parent’s good faith calculation as of the Closing Date and immediately prior to the Closing of (i) the Company Net Working Capital (including an itemized list of each element of the Company’s consolidated current assets, an itemized list of each element of the Company’s consolidated current liabilities), (ii) the amount of Company Debt, and (iii) the amount of Transaction Expenses. Parent shall provide the Shareholders’ Agent and its representatives reasonable access upon reasonable notice to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors relating to the preparation of the Parent Closing Statement and shall cause its personnel to reasonably cooperate with the Shareholders’ Agent in connection with its review of the Parent Closing Statement.

(b)The Shareholders’ Agent shall have 30 days within which to review the Parent Closing Statement after Parent’s delivery thereof.  The Shareholders’ Agent may object to any calculation set forth in the Parent Closing Statement by providing written notice of such objection to Parent within 30 days after Parent’s delivery of the Parent Closing Statement (the “Notice of Objection”), together with the basis of its objection in reasonable detail and any supporting documentation, information and calculations.  If a Notice of Objection is not provided within such 30-day period, the Parent Closing Statement (and each of the calculations set forth therein) shall be deemed final.

(c)If the Shareholders’ Agent provides the Notice of Objection, then Parent and the Shareholders’ Agent shall confer in good faith for a period of up to 20 days following Parent’s receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Indemnifying Parties.

(d)If, after the 20-day period set forth in Section 1.6(c), Parent and the Shareholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Parent and the Shareholders’ Agent shall engage one of the “big four” independent certified public accounting firm acceptable to both Parent and the Shareholders’ Agent or, if such firm is not able or willing to so act, another auditing firm acceptable to both Parent and the Shareholders’ Agent (the “Reviewing Accountant”) to review only the matters in the Notice of Objection that are still disputed by Parent and the Shareholders’ Agent and any calculations to the extent relevant thereto.  After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any event within 60 days following its engagement) determine the resolution of such remaining disputed matters, which determination shall (absent fraud or manifest error) be final and binding on the parties hereto and the Indemnifying Parties.

(e)If the Aggregate Consideration as finally determined pursuant to Section 1.6(b), Section 1.6(c) and/or Section 1.6(d), as the case may be (the “Final Aggregate Consideration”), is less than the Aggregate Consideration that was calculated in accordance with the Company Closing Financial Certificate (such difference, the “Aggregate Consideration Shortfall”), the Aggregate Consideration Shortfall shall be recovered by Parent first from the Adjustment Escrow Fund.  To the extent that the Aggregate Consideration Shortfall is greater than the Adjustment Escrow Fund (the “Excess Adjustment Amount”), Parent shall recover such Excess Adjustment Amount from the Indemnity Escrow Fund.  A joint written instruction setting forth the Aggregate Consideration Shortfall to be paid to Parent and, if applicable, any remaining Adjustment Escrow Fund to the Indemnifying Parties, shall be prepared, signed by Parent and the Shareholders’ Agent and delivered to the Escrow Agent.  Upon receipt of such instruction, the Escrow Agent shall distribute to Parent such amount of cash from the Adjustment Escrow Fund and, if applicable, any remaining Adjustment Escrow Fund to the Paying Agent for further distribution to the Indemnifying Parties based on their Pro Rata Share.

(f)If the Final Aggregate Consideration is greater than the Aggregate Consideration that was calculated in accordance with the Company Closing Financial Certificate (such difference, the “Aggregate Consideration Surplus”), then the Aggregate Consideration Surplus shall be deemed to be added to the Aggregate Consideration and shall be, within three Business Days after delivery of joint written instruction by Parent and the Shareholders’ Agent to the Escrow Agent, wired to the Paying Agent for further distribution to the Indemnifying Parties in accordance with their Pro Rata Share, and Parent and the Shareholders’ Agent shall submit a joint written instruction to the Escrow Agent instructing Escrow Agent to pay to the Paying Agent the Adjustment Escrow Fund for further distribution to the Indemnifying Parties based on their Pro Rata Share.

(g)The fees, costs and expenses of the Reviewing Accountant shall be allocated between the Shareholders’ Agent (on behalf of the Indemnifying Parties), on the one hand, and Parent, on the other hand, in the same proportion that the aggregate amount of the disputed items submitted to the Reviewing Accountant that is unsuccessfully disputed by each such party (as finally determined by the Reviewing Accountant) bears to the total amount of such disputed items so submitted.

1.7Waiver and Release of Claims.

(a)Effective for all purposes as of the Closing, each Company Shareholder, by executing this Agreement, acknowledges and agrees on behalf of himself, herself or itself and each of his, her or its agents (other than the Shareholders’ Agent), trustees, beneficiaries, directors, officers, Affiliates, subsidiaries, estate, successors and assigns (each, a “Releasing Party”) that each hereby releases and forever discharges the Company, each Company Securityholder and Acquirer (each a “Beneficiary”) and each of such Beneficiary’s respective subsidiaries, Affiliates, directors, officers, employees, representatives, consultants, agents, members, stockholders, successors, predecessors and assigns (each, a “Released Party” and collectively, the “Released Parties”) from any and all Shareholder Claims such Releasing Party may have or assert it has against any of the Released Parties, from the beginning of time through the time of the Closing, in each case whether known or unknown, or whether or not the facts that could give rise to or support a Shareholder Claim are known or should have been known; except with regard to its rights pursuant to this Agreement and the Transactions. In this Agreement a “Shareholder Claim” shall mean: (i) any claim or right with regard to any Company Shares, Company Options or Company Warrants other than the Company Shares, Company Options or Company Warrants set forth on such Person’s Closing Allocation Certificate, (ii) any claim or right to receive any portion of the Aggregate Consideration or any other form, amount or value of consideration payable to any Company Shareholder pursuant to the terms of this Agreement, other than as specifically set forth in such Person’s Closing Allocation Certificate (subject to any changes and adjustments contemplated in this Agreement) or (iii) any claim with respect to the authority or enforceability to enter into this Agreement, the Share Purchase or any of the Transactions contemplated hereby.

(b)Each Company Shareholder, by executing this Agreement, hereby confirms, acknowledges, represents and warrants that he, she or it: (A) (i) has examined such Person’s Closing Allocation Certificate and is entitled only to the distribution set forth in such Person’s Closing Allocation Certificate (subject to any changes and adjustments contemplated in this Agreement); (ii) is the holder of the number of Company Ordinary Shares, Company Series A Preferred Shares, Company Series A-1 Preferred Shares, Company Series B-1 Preferred Shares, Company Series B-2 Preferred Shares, Company Options and/or Company Warrants set forth in such Person’s Closing Allocation Certificate, (iii) other than the number and class of Company Ordinary Shares, Company Series A Preferred Shares, Company Series A-1 Preferred Shares, Company Series B-1 Preferred Shares, Company Series B-2 Preferred Shares, Company Options and/or Company Warrants set forth in such Person’s Closing Allocation Certificate, is not entitled to any additional Company Ordinary Shares, Company Series A Preferred Shares, Company Series A-1 Preferred Shares, Company Series B-1 Preferred Shares, Company Series B-2 Preferred Shares,

Company Options, Company Warrants or any other form of Equity Interests, including, shares, options, warrants or any other convertible security, or right to acquire shares, options or warrants of or any other convertible security into Company Share Capital, and (iv) has not heretofore assigned or transferred, or purported to have assigned or transferred, to any corporation (or any other legal entity) or person whatsoever, any Shareholder Claim herein released.

(c)Effective for all purposes as of the Closing, each Company Shareholder, by executing this Agreement, hereby: (i) waives any right to receive any additional Company Ordinary Shares, Company Series A Preferred Shares, Company Series A-1 Preferred Shares, Company Series B-1 Preferred Shares, Company Series B-2 Preferred Shares (as a result of any anti-dilution rights, preemptive rights, conversion rights (of any of the Company Shares that are outstanding as of the Agreement Date or any Company Shares he, she or it may have been entitled to receive as a result of the conversion of any convertible loan agreement or any other convertible instrument that was issued by the Company), rights of first offer, co-sale and no-sale rights, any other participation, first refusal or similar rights, any adjustment of the conversion price of any preferred share whatsoever or otherwise); (ii) fully, finally, irrevocably and forever waives any right to convert any of its Company Shares into any other class or series of Company Shares presently and through the Closing (except as provided in this Agreement), (iii) waives any right to receive consideration for such Company Shareholder’s Equity Interests in the Company other than as set forth in such Person’s Closing Allocation Certificate (including for any interest payments, the method of determination or calculation of any of the values or allocations pursuant to this Agreement, any preferential or other amount resulting from its investment in the Company or the purchase of Company Shares (e.g. in the form of indemnification), the conversion of Company Shares, any other rights of any nature under the Charter Documents, or any Shareholders Agreement, which the Company Shareholders and/or its successors and assignees ever had, now have or hereafter can, shall or may have, at any time, due to actions or events that occurred prior to Closing which do not conform or are not consistent with the terms of this Agreement and the consideration attributed to such Company Shareholders in such Person’s Closing Allocation Certificate), (iv) hereby terminates and waives any rights, powers and privileges such Company Shareholder has or may have pursuant to any “Shareholders Agreement” (which for purposes of this Agreement will be defined as any investors rights agreement, registration rights agreement or shareholders agreement entered into by such Company Shareholders with respect to the Company) or any right to make a claim or demand for any discrepancy between any Shareholders Agreement, share purchase agreement or convertible loan agreement such Company Shareholder and the provisions of this Agreement and his, her or its entitlement pursuant to such agreements.  For as long as this Agreement is in force, each Company Shareholder agrees not to sell, transfer, assign or convert any of its Company Shares, Company Options and/or Company Warrants, or subject such Company Shares, Company Options and/or Company Warrants to any Encumbrances, except pursuant to a transfer request of Company Shares provided to the Company and Acquirer prior to the Agreement Date.

(d)Each Company Shareholder hereby acknowledges that such Company Shareholder is familiar with Section 1542 of the Civil Code of the State of California (“Section 1542”), which provides as follows:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS THAT THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, AND THAT IF KNOWN BY HIM OR HER WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

(e)Effective for all purposes as of the Closing, each Company Shareholder waives and relinquishes on behalf of itself and of its Releasing Parties any rights and benefits in any Shareholder Claim which such Releasing Party may have under Section 1542 or any similar Applicable Law principle of any jurisdiction.  Each Company Shareholder, by executing this Agreement, acknowledges that such Company Shareholder may hereafter discover facts in addition to or different from those which such Company Shareholder now knows or believes to be true with respect to the subject matter of this Agreement, but it is such Company Shareholder’s intention to fully and finally and forever settle and release any and all matters, disputes and differences, known or unknown, suspected and unsuspected, which do now exist or may exist or heretofore have existed between itself or any of its Releasing Parties and any Released Party with respect to the subject matter of this Agreement.  In furtherance of this intention, the releases herein shall be and remain in effect as full and complete general releases notwithstanding the discovery or existence of any such additional or different facts.

(f)Each Company Shareholder, on behalf of each Releasing Party, further covenants and agrees that such Releasing Party has not heretofore sold, transferred, hypothecated, conveyed or assigned, and shall not hereafter sue any Released Party upon, any Shareholder Claim released under this Section 1.7, and that each Releasing Party shall indemnify and hold harmless the Released Parties against any loss or liability on account of any actions brought by such Releasing Party or such Releasing Party’s assigns or prosecuted on behalf of such Releasing Party and on any Shareholder Claim released under this Section 1.7. The parties hereto agree and acknowledge that the limitations on liability set forth in Article 9 and Article 10 shall not apply to this Section 1.7.

(g)Notwithstanding anything in this Section 1.7, the foregoing releases and covenants shall not apply to any claims (a) relating to Parent and/or Acquirer’s failure to pay the Aggregate Consideration in accordance with this Agreement, (b) relating to Parent and/or Acquirer’s failure to perform any of its obligations, undertakings or covenants or inaccuracies in any representations and warranties of Acquirer or Parent set forth in this Agreement (including any exhibit hereto) and the Escrow Agreement, (c) relating to any employment payment, including salary, bonuses, accrued vacation, any other employee compensation and/or benefits, any amounts set forth in this Agreement to be paid to such Releasing Party and unreimbursed expenses, (d) relating to or arising from any commercial relationship such Company Shareholder may have with any of the Released Parties, and (e) with respect to a Company Shareholder who is a director or officer of the Company, any rights to indemnification for Liabilities under the Charter Documents or written indemnification agreements listed on Schedule 2.15(a)(viii) of the Company Disclosure Schedule incurred in such capacity.

(h)Notwithstanding anything to the contrary: (i) the foregoing release is conditioned upon the consummation of the Closing and shall become null and void, and shall have no effect whatsoever, without any action on the part of any person or entity, upon termination of this Agreement in accordance with Article 8 and (ii) should any provision of this release be found, held, declared, determined, or deemed by any court of competent jurisdiction to be void, illegal, invalid or unenforceable under any applicable statute or controlling law, the legality, validity, and enforceability of the remaining provisions will not be affected and the illegal, invalid, or unenforceable provision will be deemed not to be a part of this release.

Article 2
Representations and Warranties of the Company

Subject to the disclosures set forth in the disclosure schedule of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article 2 to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquirer under this Article 2), the Company represents and warrants to Acquirer, as of the Agreement Date and as of the Closing Date, as follows:

2.1Organization, Standing, Power and Subsidiaries.

(a)The Company is a company duly incorporated and validly existing under the laws of Israel.  Each Subsidiary is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.  The Company and the Subsidiaries have the corporate power to own, operate, use, distribute and lease their properties and to conduct the Business and are duly licensed or qualified to do business and are in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a material and adverse effect with respect to the Company or the Subsidiaries.  The Company and the Subsidiaries are not in violation of any of the provisions of their Charter Documents, certificate of incorporation, bylaws or other organizational documents, as applicable.

(b)Except as set forth on Schedule 2.1(b) of the Company Disclosure Schedule, the Company does not have and has not ever had a subsidiary and the Company does not own or control and has never owned or controlled, directly or indirectly, any Equity Interest in, or have any commitment or obligation to invest in, purchase any securities or obligations of, fund, guarantee, contribute or maintain the capital of or otherwise financially support any, corporation, partnership, limited liability company, joint venture or other business association or entity.  The Company is the sole owner of all of the issued and outstanding Equity Interests of the Subsidiaries.  There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any character relating to the issued or unissued share capital or other securities of the Subsidiaries, or otherwise obligating the Company or any Subsidiaries to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities.

(c)Schedule 2.1(c) of the Company Disclosure Schedule sets forth a true, correct and complete list of: (i) the names of the members of the Company Board of Directors and of the board of directors of each of the Subsidiaries and (ii) the names and titles of the officers of the Company and each of the Subsidiaries.

(d)The Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, business name or other name, other than its corporate name as set forth in this Agreement.

2.2Capital Structure.

(a)The authorized share capital of the Company consists solely of (i) 100,000,000 Company Ordinary Shares, (ii) 13,980,858 Company Series A Preferred Shares, (iii) 4,681,449 Company Series A-1 Preferred Shares, (iv) 24,400,000 Company Series B-1 Preferred Shares, and (v) 4,000,000 Company Series B-2 Preferred Shares.  As of the Agreement Date, a total of (i) 23,500,035 Company Ordinary Shares, (ii) 13,880,858 Company Series A Preferred Shares, (iii) 4,681,449 Company Series A-1 Preferred Shares, (iv) 19,198,525 Company Series B-1 Preferred Shares, and (v) 2,880,964 Company Series B-2 Preferred Shares are issued and outstanding as of the Agreement Date.  The Company holds no treasury shares.  As of the Agreement Date, except as set forth in Schedule 2.2(a) of the Company Disclosure Schedule, there are no other issued and outstanding shares of Company Share Capital and no outstanding commitments or Contracts to issue any shares of Company Share Capital other than pursuant to the exercise of outstanding Company Options under the Company Option Plan that are outstanding as of the Agreement Date and the exercise of Company Warrants that are outstanding as of the Agreement Date.  Schedule 2.2(a)(i) of the Company Disclosure Schedule accurately sets forth, as of the Agreement Date, a true, correct and complete list of the Company Shareholders that are the registered owners of any Company Shares and the number and type of such shares so owned by such Company Shareholder.  Schedule 2.2(a)(ii) of the Company Disclosure Schedule sets forth a true, correct and complete list of all issued and outstanding Company Shares that are not vested under the terms of any Contract with the Company (including any share option agreement, share option exercise agreement or restricted share purchase agreement) as of the Agreement Date (the “Unvested Company Shares”), including as applicable the number and type of such Unvested Company Shares, the per share purchase price paid for such Unvested Company Shares, the vesting schedule for such Unvested Company Shares (and the terms of any acceleration thereof), the per share repurchase price payable for such Unvested Company Shares, the length of the repurchase period following the termination of service of the holder of such Unvested Company Shares and whether a valid election was timely filed under Section 83(b) of the Code in respect of such Unvested Company Shares. The number of such shares set forth as being so owned by such Person constitutes the entire interest of such person in the issued and outstanding Company Share Capital or voting securities of the Company as of the Agreement Date.  All issued and outstanding shares of Company Share Capital are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances, outstanding subscriptions, preemptive rights, rights of first refusal or “put” or “call” rights created by statute or any Contract to which the Company or by which the Company or any of its assets is bound, other than the Charter Documents. The Company has never declared or paid any dividends on any shares of Company Share Capital.  There is no Liability for dividends accrued and unpaid by the Company.  Except as set forth in Schedule 2.2(a) of the Company Disclosure Schedule, the Company is not under any obligation to register under the Securities Act, applicable Israeli securities law or the rules and regulations promulgated thereunder, any other Applicable Law or “blue sky” laws, any shares of Company Share Capital, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued.  Except as set forth in Schedule 2.2(a) of the Company Disclosure Schedule, each Company Series A Preferred Share, Company Series A-1 Preferred Shares, Company Series B-1 Preferred Shares and Company Series B-2 Preferred Shares is convertible into Company Ordinary Shares on a one-for-one basis, and as of the Closing, all Company Series B-1 Preferred Shares and Company Series B-2 Preferred Shares will be treated as if converted into Company Ordinary Shares in accordance with the Charter Documents in effect as of the Agreement Date. All issued and outstanding shares of Company Share Capital, Company Options, all Company Warrants were granted or issued in compliance with all Applicable Laws and all requirements set forth in the Charter Documents, the Company Option Plan (as applicable) and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.

(b)As of the Agreement Date, the Company has reserved 9,156,653 Company Ordinary Shares for issuance to employees, non-employee directors and Company Contractors pursuant to the Company Option Plan, of which 6,182,900 Company Ordinary Shares are subject to outstanding and unexercised Company Options, and 2,973,753 Company Ordinary Shares remain available for issuance thereunder.  Schedule 2.2(b) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Options, including the number of Company Ordinary Shares subject to each Company Option, the number of such shares that are vested or unvested, the “date of grant” of such Company Option (as defined under Treasury Regulation 1.409A-1(b)(5)(vi)(B) or any applicable foreign Tax law), the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, the Tax status of such option under Section 422 of the Code (or any applicable foreign Tax law), the term of each Company Option, the country and state of residence of such holder, whether each such Company Option was granted and is subject to Tax pursuant to Section 3(i) of the Ordinance or Section 102 of the Ordinance and the applicable sub-section of Section 102 of the Ordinance, and for Company Options subject to Section 102(b)(2) of the Ordinance the date of deposit of such Company Option with the 102 Trustee.  In addition, Schedule 2.2(b) of the Company Disclosure Schedule indicates which holders of outstanding Company Options are not and were not, at the time of issuance, employees of the Company (including non-employee directors, Company Contractors, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company. True, correct and complete copies of the Company Option Plan, all agreements and instruments relating to or issued under the Company Option Plan (including executed copies of all Contracts relating to each Company Option and the Company Ordinary Shares purchased upon exercise of such Company Option) have been made available to Acquirer, and such Company Option Plan and Contracts have not been amended, modified or supplemented since being provided to Acquirer, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plan or Contracts in any case from those provided to Acquirer.  All tax rulings, opinions, significant correspondence and filings with the ITA relating to the Company Option Plan and any award thereunder have been provided to Acquirer.  The terms of the Company Option Plan permit the treatment of Company Options as provided in this Agreement, without notice to, or without the consent or approval of, the holders of such securities, the Company Shareholders or otherwise. Except as set forth in Schedule 2.2(b) of the Company Disclosure Schedule, no benefits under the Company Option Plan or Company Option will accelerate in connection with the Share Purchase (whether alone or in combination with any other event).  Except for the Company Option Plan, the Company has never adopted, sponsored or maintained any other plan or agreement providing for equity compensation to any Person.

(c)Except as set forth in Schedule 2.2(c) of the Company Disclosure Schedule, all Company Options outstanding and granted by the Company to its officers and employees in Israel were granted under employee option plan approved, or not rejected within 90 days from filing, by the ITA under the capital gains route of Section 102 of the Ordinance.  Except as set forth in Schedule 2.2(c) of the Company Disclosure Schedule the Company has complied with all requirements of such Section 102 and the regulations promulgated thereunder in all respects.  Without limiting the generality of the foregoing, each grant of a Company Option was duly authorized no later than the date on which the grant of such Company Option was by its terms to be effective by all necessary corporate action, including, as applicable, approval by the Company Board of Directors (or a duly constituted and authorized committee thereof) and any required Company Shareholders approval, in each case, by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto and is in full force and effect, each such grant was made in accordance with the terms of the Company Option Plan and all other Applicable Laws and each such grant was properly accounted for in accordance with GAAP in the financial statements (including the related notes) of the Company.  All Company Options that were ever issued by the Company ceased to vest on the date on which the holder thereof ceased to be an employee, consultant or director of the Company or any of its Subsidiaries. The exercise of the Company Options and the payment of cash in respect thereof complied and will comply with the terms of the Company Option Plan, the agreement applicable to such Company Options and all Applicable Laws. The Company Option Plan has been duly authorized, approved and adopted by the Company Board of Directors and the Company Shareholders and is in full force and effect.

(d)Schedule 2.2(d) of the Company Disclosure Schedule sets forth, as of the Agreement Date, a true, correct and complete list of all Company Warrantholders, including the number of shares and type of Company Shares subject to each such warrant, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share and the term of each such warrant.  True, correct and complete copies of each Company Warrant have been provided to Acquirer, and such Company Warrants have not been amended or supplemented since being provided to Acquirer, and there are no Contracts providing for the amendment or supplement of such Company Warrants.  The terms of the Company Warrants permit the treatment of Company Warrants as provided herein, without notice to, or the consent or approval of, the Company Warrantholders, the Company Shareholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Warrants. All Company Warrants are In the Money Vested Company Warrants.

(e)As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than Company Shares, Company Options and the Company Warrants.  Other

than as set forth on Schedule 2.2(a)(i), Schedule 2.2(a)(ii), Schedule 2.2(b) and Schedule 2.2(d) of the Company Disclosure Schedule, as of the Agreement Date, no Person has any Equity Interests of the Company, share appreciation rights, share units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, (i) obligating the Company or, to the Company’s Knowledge, such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested or (ii) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Option, Company Warrant, call, right or Contract.

(f)No Company Debt (i) granting its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting share of the Company, is issued or outstanding as of the Agreement Date.

(g)Except as set forth on Schedule 2.2(g) of the Company Disclosure Schedule, the Company has never repurchased, redeemed or otherwise reacquired any Company Share Capital, Company Options, Company Warrants or any other Equity Interests.  All shares of Company Share Capital ever repurchased or redeemed by the Company were repurchased or redeemed in compliance with: (i) all applicable securities laws and other Israeli Law and (ii) all requirements set forth in all applicable Charter Documents and Contracts.  There are no Contracts relating to voting, purchase, sale or transfer of any Company Share Capital (i) between or among the Company and any Company Securityholder, other than written Contracts granting the Company the right to purchase Company Shares upon termination of employment or service and (ii) to the Knowledge of the Company between or among any of the Company Securityholders.  Except as set forth on Schedule 2.2(g) of the Company Disclosure Schedules, neither the Company Option Plan nor any Contract of any character to which the Company is a party to or by which the Company or any of its assets is bound relating to any Company Options or Unvested Company Shares requires or otherwise provides for the accelerated vesting of any Company Options or Unvested Company Shares or for the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company, Parent or Acquirer, or any other event, whether before, upon or following the Closing or otherwise.

(h)Schedule 2.2(h) of the Company Disclosure Schedule identifies each employee of the Company or other Person with an offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive: (i) options to purchase shares of Company Share Capital or other equity awards with respect to Company Share Capital or (ii) any other securities of the Company, that in each case, have not been issued or granted as of the Agreement Date, together with the number of such options, other equity awards or other securities and any promised terms thereof.

(i)The Spreadsheet will accurately set forth, as of the Closing, the information required by Section 6.8.  The number of Company Shares set forth in the Spreadsheet as being owned by a Person, or subject to Company Options held by such Person, will constitute the entire interest of such Person in the issued and outstanding Company Share Capital, voting securities or any other Equity Interests of the Company.  As of the Closing, no Person not disclosed in the Spreadsheet will have a right to acquire from the Company any shares of Company Share Capital, Company Options or any other Equity Interests of the Company.  In addition, the shares of Company Share Capital and/or Company Options disclosed in the Spreadsheet will be, as of the Closing, free and clear of any Encumbrances, including those created by the Charter Documents or any Contract to which the Company is a party or by which it is bound.

2.3Authority; Noncontravention.

(a)Authority.  The Company has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company.  This Agreement has been duly executed and delivered by the Company and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.  The Company Board of Directors, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Company Board of Directors, has (i) approved this Agreement and approved the Share Purchase and the other Transactions and determined that this Agreement and the Transactions, including the Share Purchase, upon the terms and subject to the conditions set forth herein, advisable, fair to and in the best interests of the Company and the Company Shareholders, (ii) approved this Agreement in accordance with the provisions of Israeli Law and the Charter Documents and (iii) directed that the adoption of this Agreement be submitted to the Company Shareholders for consideration and unanimously recommended that all of the Company Shareholders adopt this Agreement. Other than the Required Company Vote, no vote of the Company Shareholders is required in connection with the execution, delivery or performance of this Agreement by the Company or the Company Shareholders or the consummation of the Share Purchase and the other Transactions, and upon obtaining the Required Company Vote, the Company shall have obtained the required approval of the Transactions from the Company Shareholders in accordance with the Charter Documents and Israeli Law, each as in effect at the time of such approval.

(b)Non-Contravention.  The execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance, on any of the material properties or assets of the Company or any of the shares of Company Share Capital, (ii) except as set forth in Schedule 2.3(b)(ii) of the Company Disclosure Schedule, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Charter Documents or any resolution adopted by the Company Shareholders or Company Board of Directors, (B) any Material Contract or (C) any Applicable Law, or (iii) contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, Israeli Law or any Order to which the Company or any of the assets owned or used by the Company is subject.

(c)Other than customary notices to the Israeli Registrar of Companies following the Closing and filing required under the HSR Act, no consent, approval, Order or authorization of, or registration, qualification, designation, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Transactions (including any filings and notifications as may be required to be made by the Company in connection with the Share Purchase under the Israeli Restrictive Trade Practices Law, 5748-1988 and other Applicable Law), except for such consents, Orders, declarations, authorizations, filings, approvals, notices and registrations that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.

(d)The execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions will not contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization from a Governmental Entity that is held by the Company or that otherwise relates to the Company’s Business or to any of the assets owned or used by the Company.

2.4Company Financial Statements; Absence of Certain Changes.

(a)Attached as Schedule 2.4(a) of the Company Disclosure Schedule are the Company’s consolidated audited balance sheet and statements of operations and cash flows for the fiscal year of the Company ended December 31, 2018, and the Company’s consolidated unaudited balance sheet and statements of operations and cash flows for the nine month period ended September 30, 2019 in compliance with Accounting Standards Codification (ASC) 842, (such balance sheet, the “Company Balance Sheet” and the date thereof, the “Company Balance Sheet Date”, and all such financial statements being collectively referred to herein as the “Company Financial Statements”).  Such Company Financial Statements (i) were prepared, to the extent applicable and in all material respects, in accordance with the books and records of the Company and the Subsidiaries, (ii) present fairly in all material respects the financial condition of the Company and the Subsidiaries at the date or dates therein indicated and the results of operations for the period or periods therein specified and (iii) have been prepared in accordance with GAAP, except, in the case of unaudited Company Financial Statements, for the omission of notes thereto and customary year-end audit adjustments and (iv) have been fully approved by the board of directors or shareholders if so required by any Applicable Laws.

(b)Neither the Company nor any Subsidiary has any Liabilities whether or not required to be included in financial statements prepared in accordance with GAAP, other than (i) those set forth or adequately provided for in the Company Balance Sheet included in the Company Financial Statements, (ii) those incurred in the conduct of the Company’s or the Subsidiaries’ business since the Company Balance Sheet Date in the ordinary course and consistent with past practice that are of the type that ordinarily recur and that are not, individually or in the aggregate, material in nature or amount, (iii) Transaction Expenses reflected on the Company Closing Financial Certificate and (iv) Liabilities that are listed on Schedule 2.4(b) of the Company Disclosure Schedule.  Neither the Company nor any Subsidiary has any off balance sheet liability of any nature to, or any financial interest in, any third party or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of debt expenses incurred by the Company or any the Subsidiary.

(c)Neither the Company nor any Subsidiary, nor to the Knowledge of the Company, any current employee, advisor, consultant or director of the Company or any Subsidiary, has identified or been made aware of any fraud, whether or not material, that involves the Company’s or any Subsidiary’s management or other current or former employees, consultants, advisors or directors of the Company or any the Subsidiary who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or any Subsidiary, or any claim or allegation regarding any of the foregoing.

(d)From June 30, 2019 until the Agreement Date:

(i)neither the Company nor any Subsidiary has declared or paid any dividends, or authorized or made any distribution upon or with respect to any Company Shares or any Equity Interest of the Subsidiaries;

(ii)neither the Company nor any Subsidiary has incurred any indebtedness for money borrowed or incurred any other non-ordinary course Liabilities in excess of $25,000 individually or in excess of $250,000 in the aggregate;

(iii)neither the Company nor any Subsidiary has made any loans, guarantees or advances, nor has provided any type of security interest whatsoever to any Person, other than ordinary advances for expenses;

(iv)neither the Company nor any Subsidiary has sold, exchanged or otherwise disposed of any material assets or rights other than non-exclusive licenses in the ordinary course of its business;

(v)neither the Company nor any Subsidiary has entered into any transactions with any of its officers, directors or employees, or any immediate family member of any such individuals, or any entity controlled by any of such individuals (other than for employment as an officer or director);

(vi)there has not been any damage, destruction or loss, whether or not covered by insurance, materially and adversely affecting the assets, properties, financial condition, operating results, prospects or business of the Company or the Subsidiaries;

(vii)there has not been any waiver by the Company or any Subsidiary of a valuable right or of a material debt owed to it;

(viii)there has not been any material change or amendment to a Material Contract, except for changes or amendments that are expressly provided for in this Agreement;

(ix)other than in the ordinary course of business or as required by the applicable employment agreement or offer letter, there has not been any material change in any compensation or benefits arrangement or agreement with any employee, officer, director or shareholder of the Company or any Subsidiary;

(x)there has not been any resignation or termination of employment of any officer or employee at management level or above of the Company or any Subsidiary and the Company has no Knowledge of any impending resignation or termination of employment of any such officer or employee at management level or above;

(xi)there has not been any change in any tax election or method of tax accounting made or used by the Company or any Subsidiary, or any settlement or final determination of any tax audit, claim, investigation, litigation or other proceeding or assessment involving the Company or any Subsidiary;

(xii)there has not occurred any event or events that have had, or would reasonably be expected to have, a Material Adverse Effect; or

(xiii)there has not been any arrangement or commitment by the Company or any Subsidiary or any other Person acting on behalf of the Company or any Subsidiary to do any of the things described in this Section 2.4(d).

2.5Litigation.  There is no private or governmental Legal Proceeding before any Governmental Entity, or, to the Knowledge of the Company, threatened in writing, against the Company or any Subsidiary or any of their respective assets or properties or any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary).  There is no unresolved Order against the Company or any Subsidiary, any of their respective assets or properties, or, to the Knowledge of the Company, any of their respective directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or any Subsidiary).  Neither the Company nor any Subsidiary has any Legal Proceeding pending against any other Person.

2.6Restrictions on Business Activities.  There is no Contract or Order binding upon the Company or any Subsidiary which has or would reasonably be expected to have, whether before or after consummation of the Share Purchase, the effect of prohibiting or impairing any current or presently proposed business practice of the Company or any Subsidiary, any acquisition of property by the Company or any Subsidiary or the conduct of business in any material respect by the Company or any Subsidiary as currently conducted or as presently proposed to be conducted by the Company or the Subsidiaries.

2.7Compliance with Laws; Governmental Permits.

(a)Since January 1, 2016, each of the Company and each Subsidiary has complied in all material respects with, is not in material violation of, and has not received any written notices of violation with respect to, any Applicable Law with respect to the conduct of its business, or the ownership or operation of its business.

(b)Each of the Company and each Subsidiary has obtained each governmental consent, license, permit, grant, or other authorization of a Governmental Entity (i) pursuant to which the Company or any Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the operation of the Company’s or any Subsidiary’s business or the holding of any such interest in each case except for such consents, licenses, permits grants and other authorizations the failure to obtain would not be material to the business of the Company and the Subsidiaries taken as a whole (all of the foregoing consents, licenses, permits, grants, and other authorizations, collectively, the “Company Authorizations”).  All of the Company Authorizations are in full force and effect.  Since January 1, 2016, neither the Company nor any Subsidiary has received any written notice or other written communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or any failure to comply with any term or requirement of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization.  None of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the transactions contemplated by this Agreement.

2.8Title to Property and Assets.  Each of the Company and each Subsidiary has good and marketable title to all of their respective properties, and interests in properties and assets, real and personal, reflected on the Company Financial Statements or acquired after the Company Balance Sheet Date, except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice, or, with respect to leased properties and assets, valid leasehold interests in such properties and assets which afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances (other than Permitted Encumbrances).  The tangible property and equipment of each of the Company and each Subsidiary that are used in the operations of their respective businesses are in such operating condition and repair, subject to normal wear and tear, as necessary for the conduct of the business of the Company as currently conducted and currently proposed to be conducted.  All properties used in the operations of the Company or any Subsidiary are reflected on the Company Financial Statements to the extent required under GAAP to be so reflected.  Schedule 2.8 of the Company Disclosure Schedule identifies each parcel of real property leased by the Company or any Subsidiary.  The

Company and any Subsidiary have adequate rights of ingress and egress into any real property used in the operation of their respective businesses.  The Company has heretofore made available to Acquirer’s counsel true, correct and complete copies of all leases, subleases and other agreements under which the Company and/or the Subsidiaries use or occupy or have the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto.  Neither the Company nor any Subsidiary currently owns or has ever owned any real property.

2.9Intellectual Property.

(a)As used in this Agreement, the following terms have the meanings indicated below:

(i)“Company IP” means any and all Third Party Intellectual Property used or held for use in the conduct of the business of the Company or any Subsidiary as currently conducted or as currently proposed to be conducted by the Company or any Subsidiary and any and all Company-Owned IP, including the Company Registered Intellectual Property listed in Schedule 2.9(b)(vi).

(ii)“Company-Owned IP” means Company IP that is owned by or is purportedly owned by to the Company or any Subsidiary.

(iii)“Company Products” means (A) all products or services developed, produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or any Subsidiary since inception and (B) all products or services currently under development by the Company or any Subsidiary or planned to be developed by the Company or any Subsidiary for Q1’20 and Q2’20 as described on pages 7, 9, 11 and 12 of the Company Roadmap excluding (x) the items identified on page 7 as Network Visibility, Data Classification and Anomaly Engine, and (y) the items identified on page 11 as Unified Incident Mgmt. and Prevention.  “Company Roadmap” means that certain document “1.12.5 – Roadmap and GTM Alignment_Oberlin_Shared_Data Room.pptx”, made available by Company to Acquirer, Parent and its representatives in the virtual data room established by the Company in connection with the Transaction.

(iv)“Company Registered Intellectual Property” means all United States, international and foreign (including Israeli): (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names, (D) registered copyrights and applications for copyright registration, and (E) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity, in each case that is owned by or registered or filed in the name of, the Company or any Subsidiary.

(v)“Company Source Code” means, collectively, any software source code, any material portion or aspect of software source code, or any material proprietary algorithm contained in or relating to any software source code of any Company-Owned IP or Company Products.

(vi)“Governmental Grant” means any grant, loan, incentive, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit (including Tax benefits), relief or privilege provided or made available by or on behalf of or under the authority of the State of Israel, including the Israeli National Authority for Technological Innovation, formerly known as the office of the Chief Scientist of the Israeli Ministry of Economy of the State of Israel (the “OCS”), the BIRD Foundation and other bi- or multi-national grant programs for the financing of research and development or other similar funds, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli government or any other Governmental Entity.

(vii)“Intellectual Property” means any and all industrial and intellectual property and all rights associated therewith throughout the world, including all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, all industrial designs and any registrations and applications therefor, all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor, Internet domain names, Internet and World Wide Web URLs or addresses, all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, all mask works, mask work registrations and applications therefor, and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, all computer software, including all source code, object code, firmware, development tools, files, records and data, all schematics, netlists, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, and all rights in prototypes, breadboards and other devices, all databases and data collections, all moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

(viii)“Third Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(b)Status.

(i)The Company and its Subsidiaries (A) own or (B) have the valid right or license to all Company IP.  The Company IP is sufficient for the conduct of the Business.

(ii)Neither the Company nor any Subsidiary has transferred ownership of any Intellectual Property that is or was Company-Owned IP, to any third party, or knowingly permitted their rights in any Intellectual Property that is or was Company-Owned IP to enter the public domain or, with respect to any Intellectual Property for which the Company or any Subsidiary has submitted an application or obtained a registration, lapse (other than through the expiration of registered Intellectual Property at the end of its maximum statutory term).

(iii)The Company and each Subsidiary owns and has good and exclusive title to each item of Company-Owned IP, free and clear of any Encumbrances (other than Permitted Encumbrances and Encumbrances that will be released at Closing). The right, license and interest of the Company or any Subsidiary in and to all Third Party Intellectual Property rights licensed by the Company or any Subsidiary from a third party are free and clear of all Encumbrances (other than Permitted Encumbrances).

(iv)Neither the execution and delivery or effectiveness of this Agreement, the consummation of the transactions contemplated by the Agreement, nor the performance of the Company’s obligations under this Agreement will cause the forfeiture or termination of, or give rise to a right of forfeiture or termination of any Company-Owned IP, or impair the right of the Company, any Subsidiary, Parent or Acquirer to use, possess, sell or license any Company-Owned IP or portion thereof.  After the Closing, all Company-Owned IP will be fully transferable, alienable or licensable by Parent or Acquirer without restriction and without payment of any kind to any third party.

(v)Schedule 2.9(b)(v) of the Company Disclosure Schedule lists all Company Products currently marketed by the Company by name and version number.

(vi)Schedule 2.9(b)(vi) of the Company Disclosure Schedule lists all Company Registered Intellectual Property including the jurisdictions in which each such item of Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed, or in which any other filing or recordation has been made. Schedule 2.9(b)(vi) of the Company Disclosure Schedule sets forth a list of all actions that are required to be taken by the Company or the Subsidiaries, including payment of applicable registration, maintenance and/or renewal fees, within 120 days of the Closing Date with respect to any of the Company Registered Intellectual Property in order to avoid impairment to or abandonment of such Company Registered Intellectual Property.

(vii)Each item of Company Registered Intellectual Property is valid and subsisting (or in the case of applications, applied for), all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States, Israel and/or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s and its Subsidiaries’ ownership interests therein.

(viii)Neither the Company nor any Subsidiary is or shall be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement, in breach of any Contract of the Company or any Subsidiary governing any Company IP (the “Company IP Agreements”) and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any rights, obligations or payments with respect to the Company IP Agreements, or give any non-Company party to any Company IP Agreement the right to do any of the foregoing.  Following the Closing, the Company and its Subsidiaries will be permitted to exercise all of the Company’s and the Subsidiaries’ rights under the Company IP and Company IP Agreements to the same extent the Company or applicable Subsidiary would have been able to had the transactions contemplated by this Agreement not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company or applicable Subsidiary would otherwise be required to pay.

(ix)None of the Company IP Agreements grants any third party exclusive rights to or under any Company-Owned IP or grants any third party the right to sublicense any Company-Owned IP.

(x)There are no royalties, honoraria, fees or other payments payable by the Company or any Subsidiary to any Person (other than salaries payable to employees, consultants and independent contractors in the scope of their engagement) as a result of the ownership, use, possession, license-in, license-out, sale, marketing, advertising or disposition of any Company-Owned IP by the Company or any Subsidiary.

(xi)To the Company’s Knowledge, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned IP, by any third party, including any Company Employee.  Neither the Company nor any Subsidiary has brought any action, suit or proceeding against a third party for infringement or misappropriation of any Company-Owned IP or breach of any Company IP Agreement.

(xii)Neither the Company nor any Subsidiary has been sued in any suit, action or proceeding (or received any written notice or, to the Company’s Knowledge, threat) which involves a claim of infringement or misappropriation of any Third Party Intellectual Property by the Company or its Subsidiaries or which contests the validity, ownership or right of the Company or any Subsidiary to exercise any Company IP.  Neither the Company nor any Subsidiary has received any written communication that involves an offer to license or grant any other rights or immunities under (A) any patent rights or (B) any other Third Party Intellectual Property to avoid infringement.

(xiii)The operation of the Business, including (A) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product in any country in the world and (B) the Company’s or any Subsidiary’s use of any product, device or process used in the Business does not and will not infringe or misappropriate any Third Party Intellectual Property or constitute unfair competition or unfair trade practices under the laws of any jurisdiction and there is no substantial basis for a claim that the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product or the operation of the business of the Company or any Subsidiary is infringing or has infringed on or misappropriated any Third Party Intellectual Property.

(xiv)None of the Company-Owned IP, the Company Products, the Company or any Subsidiary is subject to any outstanding Order or Contract (A) restricting in any manner the use, transfer, or licensing by the Company or any Subsidiary of any Company-Owned IP except for restrictions on the use of Open Source Materials and “off the shelf” licenses contained in the Contracts governing the use of such Third Party Intellectual Property that is used in any Company Product, (B) which may affect the validity or enforceability of any Company-Owned IP, or (C) restricting the conduct of the business of the Company or any Subsidiary in order to accommodate Third Party Intellectual Property.

(xv)Neither the Company nor any Subsidiary has received any written opinion that any Company Product or the operation of the Business infringes or misappropriates any Third Party Intellectual Property.

(xvi)Each of the Company and each Subsidiary has secured from all of its consultants, employees and independent contractors who independently or jointly contributed to the conception, reduction to practice, creation or development of any Company-Owned IP unencumbered and unrestricted exclusive ownership of, all such contributions created in connection with their services to the Company or any Subsidiary.  Without limiting the foregoing, the Company and each Subsidiary has obtained proprietary information and invention disclosure and assignment agreements from all current and former employees and consultants of the Company and each Subsidiary and the Company and each Subsidiary has agreed with all of their respective current and former employees, consultants, and independent contractors, that the Company or any Subsidiary shall be the author of all works that such employees, consultants, or independent contractors have independently or jointly created for the Company or any Subsidiary during or otherwise in connection with their services to the Company or any Subsidiary, and all such respective current and former employees, consultants, and independent contractors have waived and agreed not to assert any and all moral rights with respect to the Company-Owned IP.  All current and former Israeli Company Employees have expressly and irrevocably waived, and none of such persons has the right to receive, compensation in connection with “Service Inventions” under Section 134 of the Israeli Patent Law-1967.  The Company has made available to Acquirer copies of all forms of such disclosure and assignment documents currently and historically used by the Company and each Subsidiary and, in the case of patents and patent applications, the Company has made available to Acquirer copies of all such assignments.

(xvii)No current (or, to the Company’s Knowledge, former) employee, consultant or independent contractor of the Company or any Subsidiary: (i) is in violation of any term or covenant of any Contract executed with the Company or any Subsidiary relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s or independent contractor’s being employed by, or performing services for, the Company or any Subsidiary or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company or any Subsidiary that is subject to any agreement under which such employee, consultant or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work.

(xviii)The employment of any employee of the Company or any Subsidiary or the use by the Company or any Subsidiary of the services of any consultant or independent contractor does not subject the Company or any Subsidiary to any Liability to any third party for improperly soliciting such employee, consultant or independent contractor to work for the Company or any Subsidiary, whether such Liability is based on contractual or other legal obligations of the Company to such third party.

(xix)No current or former employee, consultant or independent contractor of the Company or any Subsidiary has any right, license, claim or interest whatsoever in or with respect to any Company-Owned IP.

(xx)To the extent that any Intellectual Property that is or was Third Party Intellectual Property is incorporated into, integrated or bundled with, or used by the Company or any Subsidiary in the development, manufacture or compilation of any of the Company Products, the Company or a Subsidiary has a written agreement with such third party with respect thereto pursuant to which the Company or a Subsidiary either (A) has obtained complete, unencumbered and unrestricted ownership of, and is the exclusive owner of such Intellectual Property by operation of law or by valid assignment or (B) has obtained perpetual, non-terminable (other than for breach) licenses sufficient for the conduct of the Business to all such Third Party Intellectual Property.

(xxi)The Company and the Subsidiaries have taken commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information included in the Company IP (“Confidential Information”).  All disclosure of Confidential Information owned by the Company or any Subsidiary to a third party and their use thereof has been pursuant to the terms of a written Contract between the Company or a Subsidiary and such third party.  All use, disclosure or appropriation of Confidential Information by the Company or any Subsidiary not owned by the Company or the Subsidiaries has been pursuant to the terms of a written agreement between the Company or the Subsidiaries and the owner of such Confidential Information, or is otherwise lawful.  All current and former employees and consultants of the Company or any Subsidiary having access to Confidential Information or proprietary information of any of their respective customers or business partners have executed and delivered to the Company an agreement regarding the protection of such Confidential Information or proprietary information (in the case of proprietary information of the Company’s or any Subsidiary’s customers and business partners, to the extent required by such customers and business partners).

(xxii)Schedule 2.9(b)(xxii) of the Company Disclosure Schedule lists all Open Source Materials that are incorporated into, or integrated or distributed with, any Company Product and indicates the applicable license and license version therefor.  The Company is in compliance with the terms and conditions of all licenses for such Open Source Materials used by the Company or any Subsidiary in connection with the development, production or distribution of any Company Products.

(xxiii)Neither the Company nor any Subsidiary has (A) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned IP or Company Products, (B) distributed Open Source Materials in conjunction with any Company-Owned IP or Company Products or (C) used Open Source Materials, in each case, in such a way that, with respect to (A), (B), or (C), creates, or purports to create obligations for the Company or any Subsidiary with respect to any such Company-Owned IP to grant, or purport to grant, to any third party, any rights or immunities under any such Company-Owned IP (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other Company-Owned IP incorporated into, derived from or distributed with such Open Source Materials be (x) disclosed or distributed in source code form, (y) be licensed for the purpose of making derivative works or (z) be redistributable at no charge).

(xxiv)The software included in the Company Products or software used in the provision of any Company Product (A) is free from known material defects or deficiencies, errors in design, and operating defects, and (B) does not contain any disabling mechanisms or protection features that are designed to disrupt, disable, harm or otherwise impede in any manner the operation of, or provide unauthorized access to, a computer system or network or other device on which such Company Product software is stored or installed or damage or destroy any data or file without the user’s consent.

(xxv)All Company Products sold, licensed, leased or delivered by the Company or any Subsidiary to customers and all services provided by or through the Company or any Subsidiary to customers on or prior to the Closing Date conform in all material respects to applicable consumer protection legislation requirements contractual commitments, express and implied warranties and to any representations provided to customers and conform in all material respects to packaging, advertising and marketing materials and to applicable product or service specifications or documentation, all to the extent any such warranties, representations, materials, specifications or documentation are not subject to legally effective express exclusions thereof.  Neither the Company nor any Subsidiary has any material Liability (and, to the Knowledge of the Company, there is no legitimate basis for any present or future Legal Proceeding against the Company or any Subsidiary giving rise to any material Liability relating to the foregoing Contracts) for replacement or repair thereof or other damages in connection therewith in excess of any reserves therefor reflected on the Company Financial Statements.  The Company Products can be legally sold in each geographical market in which they are sold or marketed.

(xxvi)The Company has used commercially reasonable efforts to document all material bugs, errors and defects in all the Company Products, and such documentation is retained and is available internally at the Company.

(xxvii)For all software used by the Company or any Subsidiary in providing services, or in developing or making available any of the Company Products, the Company or applicable Subsidiary has implemented any and all security patches or upgrades that are generally available for that software.

(xxviii)No (A) government funding, (B) facilities of a university, college, other educational institution or research center or (C) funding from any Person (other than funds received in consideration for shares of Company Share Capital) was used in the development of the Company-Owned IP.  No current or former employee, consultant or independent contractor of the Company or any Subsidiary, who was involved in, or who contributed to, the creation or development of any Company-Owned IP, has performed services for any government (including the Israel Defense Forces), university, college or other educational institution or research center during a period of time during which such employee, consultant or independent contractor was also performing services for the Company or any Subsidiary.

(xxix)Neither the Company nor any Subsidiary nor any other Person then acting on their behalf has disclosed, delivered or licensed to any Person, agreed to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code.  No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or any Subsidiary or any Person then acting on their behalf to any Person of any Company Source Code.  Schedule 2.9(b)(xxix) of the Company Disclosure Schedule identifies each Contract pursuant to which the Company or any Subsidiary has deposited, or is or may be required to deposit, with an escrow holder or any other Person, any of the Company Source Code.  The execution of this Agreement and consummation of the transactions contemplated by this Agreement, in and of themselves, would not reasonably be expected to result in the release from escrow of any Company Source Code.

(xxx)Neither the Company nor any Subsidiary is now or has ever been a member or promoter of, or a contributor to, any development community, industry standards body or any similar organization that would reasonably be expected to require or obligate any of the Company or any Subsidiary to grant or offer to any other Person any license or right to any Company-Owned IP.  In addition, if any Company-Owned IP were acquired from a Person other than an employee of or contractor to the Company or any Subsidiary, then, to the Company’s Knowledge, such Person is not now nor has ever been a member or promoter of, or a contributor to, any development community, industry standards body or any similar organization that could reasonably be expected to have required or obligated such Person to grant or offer to any other Person any license or right to such Intellectual Property.  Neither the Company nor any Subsidiary has a present obligation to grant or offer to any other Person any license or right to any Company-Owned IP by virtue of the Company’s, the Subsidiaries’ or any other Person’s membership in, promotion of, or contributions to any development community, industry standards body or any similar organization. Neither the Company nor any Subsidiary is now or has ever been a member of any patent non-aggression, pooling, cross-licensing or similar community, network or organization, or a party to any related or similar Contract, that restricts in any manner the enforcement of patent rights included in the Company-Owned IP or requires, or in the event of an acquisition or transfer of Company-Owned IP could require, the grant of a license or other immunity under such patent rights to another Person.

(xxxi)The Company and the Subsidiaries maintain and, since January 1, 2016, have maintained at all times posted online privacy policies on all commercial Internet websites owned, maintained or operated by the Company or any Subsidiary at all times. The Company’s and the Subsidiaries’ data, privacy and security practices comply in all material respects with, and at all times have complied in all material respects with, all Contracts pursuant to which the Company or any Subsidiary Processes or has Processed Personal Data or has otherwise undertaken data protection commitments made by the Company or any Subsidiary, including, but not limited to, commitments contained in the Company’s or the Subsidiaries’ online privacy policies (collectively, the “Company Privacy Commitments”) and with Applicable Law (including database registration). Without limiting the generality of the foregoing, the Company and each Subsidiary have since January 1, 2016 (i) had the legal bases (including providing required notice and obtained any necessary consents from end users) required for the Processing of Personal Data for which it is a controller or processor as conducted by or for the Company or the Subsidiaries, and (ii) appropriately honored any privacy choices (including opt-in/opt-out preferences) of end users relating to Personal Data. In addition, the Company and each Subsidiary have provided adequate notice and obtained any necessary consents from data subjects required for the Processing of Personal Data as conducted by or for the Company or the Subsidiaries. Neither the execution, delivery and performance of this Agreement nor the taking over by Acquirer of the Personal Data held by the Business will cause, constitute, or result in a breach or violation of any Applicable Laws or Company Privacy Commitments. Neither the Company nor any Subsidiary has been a party or the subject of any Legal Proceeding, Order, regulatory opinion or audit, and to the Knowledge of the Company no such actions are or have been threatened, against the Company or any Subsidiary by any Governmental Entity or other Person (i) alleging or confirming non-compliance with Applicable Law pertaining to Personal Data or Company Privacy Commitments by the Company or any Subsidiary, (ii) permitting or mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, the Company or any Subsidiary for the purposes of examining the Company’s or the Subsidiaries’ practices pertaining to Personal Data, or (iii) claiming compensation from the Company or any Subsidiary on the basis that the Company or any Subsidiary is noncompliant with Applicable Laws pertaining to Personal Data or Company Privacy Commitments. There is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Legal Proceeding or Order from a Governmental Entity or other Person (including an end user) relating to the matters set forth in clauses (i) through (iii) of the preceding sentence. The Company and each Subsidiary have established and maintain appropriate technical, physical and organizational measures and security systems, plans and technologies related to the Systems and Personal Data in compliance with data security requirements applicable to the Company and the Subsidiaries under Applicable Laws and Company Privacy Commitments, and at all times have taken all industry-standard measures (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) reasonably necessary to protect Personal Data against loss and against unauthorized access, use, modification, disclosure or other misuse to comply with the Company’s and the Subsidiaries’ applicable contractual commitments and Applicable Laws, including measures that (i) are designed to identify internal and external risks to the security of the confidential information and Personal Data, and (ii) implement and monitor administrative, electronic and physical safeguards to appropriately control those risks and (iii) maintain an incident response program in compliance with Applicable Law in the case of any breach of security compromising Personal Data. Section 2.9(b)(xxxi) of the Company Disclosure Schedule describes all of the databases maintained by the Company that are covered by Israel’s data protection law (the Protection of the Privacy Laws, 5741-1981) and whether such databases are registered with any Governmental Entity in Israel.  The Company complies with the Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of Personal Data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation) (applicable as of May 25, 2018) in all material respects as required by Applicable Laws.

(xxxii)There has been no Security Incident or violation of any Company Privacy Commitments in relation to Company Data, employee data or confidential information which has occurred or, to the Company’s Knowledge, is threatened. There has been no unauthorized or illegal Processing of any Company Data, and, to the Company’s Knowledge, no circumstance has arisen in which Applicable Laws would require the Company or any Subsidiary to notify a Governmental Entity or any Person of a Security Incident.

(xxxiii)Where the Company or any Subsidiary uses a data processor to Process Personal Data, there is in existence a written Contract between the Company or a Subsidiary and each such data processor that complies with the requirements of all Applicable Laws and Company Privacy Commitments. The Company has made available to Acquirer true, correct and complete copies of all such Contracts. To the Company’s Knowledge, such data processor has not breached any such Contracts pertaining to Personal Data Processed by such Persons on behalf of the Company or any Subsidiary.

(xxxiv)Neither the Company nor any Subsidiary has transferred or authorized the transfer of Personal Data outside of the originating country, except where such transfers have complied with the requirements of Applicable Laws and Company Privacy Commitments, and neither the Company nor any Subsidiary knowingly Processes the Personal Data of any natural Person under the age of majority in the relevant jurisdiction (for example, under 13 in the US and under 14 in Korea).

(xxxv)The computer, information technology and data processing systems, facilities and services controlled by the Company or any Subsidiary, including all software, hardware, networks, communications facilities, platforms and related systems and services in the custody or control of the Company or any Subsidiary (collectively, “Systems”), are reasonably sufficient for the existing needs of the Company and each Subsidiary, including as to capacity, scalability and ability to process current peak volumes in a secure and timely manner. The Systems are in good working condition to effectively perform all computing, information technology and data processing operations of the Company and each Subsidiary as currently conducted. Except as set forth in Schedule 2.9(b)(xxxv) of the Company Disclosure Schedule, all Systems, other than software that is duly and validly licensed to the Company or any Subsidiary pursuant to a valid and enforceable Contract, are owned and operated by or are under the control of the Company or applicable Subsidiary. From and after the Closing Date, the Company and any Subsidiary will have and be permitted to exercise the same rights with respect to the Systems as the Company and any Subsidiary would have had and been able to exercise had this Agreement not been entered into and the Share Purchase and Transactions not occurred, without the payment of any additional amounts or consideration other than ongoing fees, royalties, or payments which the Company or any Subsidiary would otherwise have been required to pay anyway. The Company has developed and maintains appropriate disaster recovery plans, procedures and facilities for the Business.

(xxxvi)The Company has never received any Governmental Grant.

(xxxvii) All rights in, to and under all Intellectual Property created by the founders for or on behalf or in contemplation of the Company (i) prior to the inception of the Company or (ii) prior to their commencement of employment with the Company have been duly and validly assigned to the Company, and the Company has no reason to believe that any such Person is unwilling to provide the Company or its designee with such cooperation as may reasonably be required to complete and prosecute all appropriate patent and copyright filings related thereto.

2.10Taxes.

(a)The Company and the Subsidiaries have properly completed and timely filed all income and other material Tax Returns required to be filed by it prior to the Closing Date, have timely paid all material Taxes required to be paid by them (whether or not shown on any Tax Return), and have no material Liability for Taxes in excess of the amounts so paid.  All such Tax Returns were complete and accurate and have been prepared in compliance with Applicable Law.  There is no written claim for Taxes being asserted against the Company or any Subsidiary that has resulted in an Encumbrance against any of the assets of the Company or any Subsidiary.

(b)The Company has made available to Acquirer true, correct and complete copies of all Tax Returns filed since January 1, 2017, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company and the Subsidiaries.

(c)The Company Balance Sheet reflects all material Liabilities for unpaid Taxes of the Company and the Subsidiaries for periods (or portions of periods) through the Company Balance Sheet Date.  Neither the Company nor any Subsidiary has any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following the Company Balance Sheet Date.  Neither the Company nor any Subsidiary has any Liability for Taxes that are not included in the calculation of Company Net Working Capital.

(d)There is (i) no past or pending audit of, or Tax controversy associated with, any Tax Return of the Company and the Subsidiaries that has been or is being conducted by a Tax Authority, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or any Subsidiary currently in effect and (iv) no agreement to any extension of time for filing any Tax Return that has not been filed.  No claim has ever been made by any Governmental Entity in writing in a jurisdiction where the Company and the Subsidiaries do not file Tax Returns that the Company and the Subsidiaries are or may be subject to taxation by that jurisdiction.

(e)The Company and the Subsidiaries have complied in all material respects with all Applicable Laws relating to the payment and withholding of Taxes, including from payments made or deemed made to employees, suppliers, lenders or any other Persons and have duly and timely withheld and paid over to the appropriate Tax Authority all amounts required to be so withheld and paid under all Applicable Laws.  The Company and the Subsidiaries are in compliance with, and its records contain all information and documents necessary to comply with, all applicable information reporting and withholding requirements under all applicable Tax laws.

(f)The Company is duly registered for the purposes of Israeli value added tax and has complied in all material respects with all requirements concerning value added Taxes (“VAT”).  The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Tax Authority all output VAT which it is required to collect and remit under any Applicable Law; and (iii) has not received a refund for input VAT for which they are not entitled under any Applicable Law. No Subsidiary has ever been, and is currently not, required to effect Israeli VAT registration.

(g)Each Subsidiary has collected and remitted all sales, use, value added and similar Taxes (“Sales Taxes”) with respect to sales made or services provided and, for all sales or provision of services that are exempt from Sales Taxes that were made without charging or remitting Sales Taxes, each Subsidiary has received and retained any required Tax exemption certificates or other documentation qualifying such sale or provision of services as exempt.

(h)Neither the Company nor any Subsidiary is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2.

(i)The Company does not and has never participated or engaged in any transaction listed in Section 131(g) of the Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder nor is it subject to reporting obligations under Sections 131D or 131E of the Ordinance or similar provisions under the Israel Value Added Tax law of 1975.

(j)The Company is not and has never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(k)Each of the Company and the Subsidiaries is a resident for Tax purposes solely in its country of incorporation, and neither the Company nor any Subsidiary is nor has it ever been subject to Tax in any jurisdiction other than its country of incorporation whether by virtue of having employees, a permanent establishment (within the meaning of an applicable Tax treaty), any other place of business in such jurisdiction or by virtue of exercising management and control in such jurisdiction. The Company is not, and has never been, treated as engaged in the conduct of a “trade or business” within the United States for purposes of Sections 875, 882, 884 or 1446 of the Code.

(l)Schedule 2.10(l) of the Company Disclosure Schedule sets forth a true, correct and complete list of any Tax exemption, Tax holiday or other Tax-sharing arrangement or order that the Company has in any jurisdiction, including the nature, amount and expiration date of such Tax exemption, Tax holiday or other Tax-sharing arrangement.  The Company is in compliance with all terms and conditions required to maintain such Tax exemption, Tax holiday or other Tax-sharing arrangement or order of any relevant Governmental Entity and, to the Knowledge of the Company, the consummation of the transactions contemplated hereby will not have any adverse effect on the continuing validity and effectiveness of any such Tax exemption, Tax holiday or other Tax-sharing arrangement or order.  The Company has never made any election to be treated or claimed any benefits as “Beneficial Enterprise” (Mifaal Mutay) or otherwise nor did it take any position of being a “Preferred Enterprise” (Mifaal Muadaf) or “Preferred Technological Enterprise” or otherwise under the Law for Encouragement of Capital Investments, 1959.  The Company has not taken any position, or represented to any person, that it meets the requirements under the so called “The Angels Law” pursuant to Section 20 of the 2011-2012 Economic Policy Law (Legislation Amendments), 2011 and any amendments thereto.

(m)The Company has made available to Acquirer all documentation relating to any applicable Tax incentives.  The Company and the Subsidiaries are in compliance with all the material requirements of all such Tax incentives and none of the incentives will be jeopardized by the consummation of the Transaction.

(n)The Company has not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Share Purchase.

(o)The Company does not own any interest in any controlled foreign corporation pursuant to Section 75B of the Israel Income Tax Ordinance, or other entity the income of which is required to be included in the income of the Company.  The Company is not and has never been a controlled foreign corporation (as defined in Section 957 of the Code) or passive foreign investment company (as defined in Section 1297 of the Code).

(p)Neither the Company nor any Subsidiary (i) is a party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement or (ii) have any Liability or potential Liability to another party under any such agreement, other than customary provisions in any commercial agreement entered into in the ordinary course of business that does not primarily relate to Tax matters.

(q)The Company and the Subsidiaries have disclosed on their Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code (to the extent applicable) or any comparable provisions of state, local or foreign Applicable Law.

(r)Neither the Company nor any Subsidiary has participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law (including Section 131(g) of the Ordinance).

(s)Neither the Company nor any predecessor of the Company is or has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company was not the ultimate parent corporation.

(t)Neither the Company nor any Subsidiary has any Liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, by operation of Applicable Law, by Contract or otherwise.

(u)Neither the Company nor any Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) executed on or prior to the Closing Date, (iii) intercompany transactions (including any intercompany transaction subject to section 367 or 482 of the Code) or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law) with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date or (vi) prepaid amount received on or prior to the Closing Date.

(v)Neither the Company nor any Subsidiary has received any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity).

(w)Neither the Company nor any Subsidiary is a party to any joint venture, partnership or other Contract or arrangement that could be treated as a partnership for U.S. federal income Tax purposes.

(x)The Company has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.

(y)Neither the Company nor any Subsidiary is, and it has ever been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the IRS all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations.

(z)Neither the Company nor any Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Share Purchase.

(aa)The Company and the Subsidiaries have (i) complied with all Applicable Laws relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1471, 1472 and 3406 of the Code or similar provisions under any foreign law), (ii) withheld (within the time and in the manner prescribed by Applicable Laws) from employee wages or consulting compensation and paid over to the proper Governmental Entity (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Laws, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

(bb)Schedule 2.10(bb) of the Company Disclosure Schedule sets forth any entity classification election that has ever been made by or on behalf of the Company or any Subsidiary pursuant to Section 301.7701-3 of the Treasury Regulations other than the elections described in Section 1.2(b)(xxi).

(cc)The Company has delivered to Acquirer true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS Center with respect to any shares of Company Share Capital or other property issued by the Company to any of its employees, non-employee directors, consultants or other service providers initially subject to a vesting arrangement or substantial risk of forfeiture.

(dd)Schedule 2.10(dd) of the Company Disclosure Schedule lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company is a party.  Each such nonqualified deferred compensation plan to which the Company is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements.  No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code.  The Company is under no obligation to provide any gross up, indemnification, reimbursement or other payment for any Taxes, including any excise or additional Taxes, under Section 409A of the Code.

(ee)The exercise price of all Company Options (other than Company Options, which are subject to the treatment of Section 102 of the Ordinance and held by persons who are not and have not been U.S. taxpayers), is at least equal to the fair market value of the Company Share Capital on the date such Company Options were granted, and neither the Company nor Acquirer has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options.  All Company Options constitute “service recipient stock” (as defined under Treasury Regulation 1.409A 1(b)(5)(iii)) with respect to the grantor thereof.

(ff)The Company is in compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology of the Company.  The prices for any property or services (or for the use of any property) provided by or to the Company are arm’s length prices for purposes of all applicable transfer pricing laws, including Treasury Regulations promulgated under Section 482 of the Code and Section 85A of the Ordinance. No Tax Authority has proposed, asserted or otherwise discussed with the Company the possibility of a transfer pricing adjustment or failure to comply with any transfer pricing requirements.  No transfer pricing adjustment is reasonably expected to be proposed, asserted or raised by any Tax Authority with respect to the Company either before or after the Closing Date (i) with respect to any transactions that occurred prior to the Closing Date or (ii) as a result of any transfer pricing documentation being provided to any Tax Authority by the Company prior to Closing Date.

(gg)No individual classified by the Company as a non-employee (such as, an independent contractor, leased employee or consultant) was or will be considered as an employee of the Company or any Subsidiary by an applicable Tax Authority.

(hh)Except as set forth on Schedule 2.10(hh) of the Company Disclosure Schedule, there is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or any ERISA Affiliate to which the Company is a party or by which the Company or its assets is bound that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law).  No securities of the Company or any Company Securityholder is readily tradable on an established securities market or otherwise (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) such that the Company is ineligible to seek shareholder approval in a manner that complies with Section 280G(b)(5) of the Code.

The Company (i) does not have any obligation to provide any gross-up, indemnification, reimbursement or other payment for, and (ii) has not ever made or been required to make any such payments, or to withhold or report to the IRS, any excise Taxes under Section 280G or Section 4999 of the Code.

(ii)Each Company Option Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance (a “102 Plan”) has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA.  Except as set forth in Schedule 2.10(ii) of the Company Disclosure Schedule, all Company Options and Company Shares that are subject to Tax under Section 102 of the Ordinance and which were issued under any 102 Plan have been granted and issued, as applicable, in compliance with the applicable requirements of Section 102 of the Ordinance (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Company Options and Company Shares, and the due deposit of such Company Options and Company Shares with such trustee pursuant to the terms of Section 102 of the Ordinance and the guidance published by the ITA on July 24, 2012 and clarification dated November 6, 2012.

2.11Employee Benefit Plans and Employee Matters.

(a)Employee List.  Schedule 2.11(a) of the Company Disclosure Schedule contains a list of all current Company Employees as of the Agreement Date, which reflects each such Company Employee’s: (i) name, (ii) date(s) of hire, (iii) position, (iv) full-time or part-time status, (v) classification as either exempt or non-exempt from the overtime requirements under any Applicable Law, (vi) annual base salary or hourly wage rate, as applicable, (vii) target bonus or commission, as applicable, (viii) any other compensation payable or material fringe benefits to such Company Employee, including housing allowance, deferred compensation, or commission arrangements, vacation entitlement and accrued vacation or paid, time off, travel pay and car entitlement, if applicable, sick leave entitlement and accrual, recuperation pay entitlement and accrual, (ix) entitlement to pension arrangement and/or any other provident fund (including manager’s insurance, pensions fund and education fund), their respective contribution rates and the salary basis for such contributions whether such employee, is subject to Section 14 Arrangement under the Israeli Severance Pay Law - 1963 (“Section 14 Arrangement”), (x) notice period entitlement, if any, (xi) country and, if applicable, state of employment, (xii) country and, if applicable, state of residence and (xiii) whether the employee is on leave (and if so, the category of leave, the date on which such leave commenced and the date of expected return to work).  Except for the employees listed in Section 2.11(a) who hold senior positions and therefore are exempt from the provisions of the Working Hours and Rest Law, 1951, all Company Employees in Israel receive a monthly salary that includes a global overtime component equal to 28%-30% of each Company Employee’s monthly salary.  The Company has not made any promises or commitments to any of the Company Employees, whether in writing or not, with respect to any future changes or additions to any of their compensation or benefits.  Other than as listed in Schedule 2.11(a) of the Company Disclosure Schedule, (i) there are no other employees employed by the Company, and (ii) all current and former employees of the Company have signed an employment agreement substantially in the form delivered or made available to Acquirer. No employee of the Company is entitled (whether by virtue of any law, contract or otherwise) to any benefits, entitlement or compensation that is not listed in Schedule 2.11(a) or Schedule 2.11(k) of the Company Disclosure Schedule or that should be reclassified as part of their determining salary for all intent and purposes, including for the social contributions.  Except as set forth in Schedule 2.11(a) of the Company Disclosure Schedule, all Company Employees who are subject to a Section 14 Arrangement have been subject to such arrangement from the commencement date of their employment and on their entire salary.  As of the Agreement Date, there is no Person who has accepted an offer of employment made by the Company or any Subsidiary but whose employment has not yet started. Except as set forth in Section 2.11(a) of the Company Disclosure Schedule, no senior management level employee of the Company has been dismissed in the last 12 months prior to the Agreement Date.

(b)Schedule 2.11(b) of the Company Disclosure Schedule contains a list of all the current Company Contractors and each such individual’s compensation and material fringe benefits (if any), the location where such Company Contractor performs services, the initial date of such individual’s engagement, the term of engagement and any notice period related to the termination of such engagement. No promises or commitments have been made to any of the Company Contractors, whether in writing or orally, with respect to any future changes or additions to their compensation or benefits.  All Company Contractors are properly classified as Company Contractors and would not reasonably be expected to be reclassified by any Governmental Entity as employees of the Company, and all such Persons’ agreements contain provisions which state that no employer-employee relations exist between such Persons and the Company. No Company Contractor is entitled to any rights under any applicable labor laws. All current and former Company Contractors have received all of their rights to which they are and were entitled according to Applicable Laws and their Contracts with the Company. Neither the Company nor any Subsidiary engages any personnel through manpower agencies.

(c)Neither the Company nor any Subsidiary sponsors or maintains any self-funded Company Employee Plan, including any plan to which a stop-loss policy applies.  Any Company Employee Plan intended to be qualified under Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied (or has time remaining in which to apply) to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination or has been established under a standardized prototype or volume submitter plan for which an Internal Revenue Service opinion or advisory letter has been obtained by the plan sponsor and is valid as to the adopting employer.  The Company has made available to Acquirer a true, correct and complete copy of the most recent Internal Revenue Service, or other authorized Tax Authority determination or opinion letter issued with respect to each such Company Employee Plans, and nothing has occurred since the issuance of each such letter that would reasonably be expected to cause the loss of the Tax-qualified status of any Company Employee Plan subject to Section 401(a) of the Code.  The Company has made available to Acquirer all registration statements and prospectuses prepared in connection with each Company Employee Plan.  Any Company Employee Plan intended to be qualified under the Tax laws and regulations of Israel fulfills all applicable requirements for such qualification and nothing has occurred that would reasonably be expected to cause the loss of any such tax-qualified status. The Company has made available to Acquirer true and complete copies of any ITA or other authorized Tax Authority letter or ruling issued with respect to any such Company Employee Plans.

(d)None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar law of any state of foreign jurisdiction and the Company and the Subsidiaries have complied in all material respects with the requirements of COBRA.  Each Company Employee Plan complies, in both form and operation, in all material respects, with its terms and with all Applicable Laws, and no condition exists or event has occurred with respect to any such plan which would reasonably be expected to result in the incurrence by the Company, Parent or Acquirer of any liability, fine or penalty.

(e)Each Company Employee Plan (other than individual employment agreements) can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms,

without liability to Parent or Acquirer (other than ordinary administrative expenses typically incurred in a termination event).

(f)Neither the Company nor any current or former ERISA Affiliate currently maintains, sponsors, participates in or contributes to, or has ever maintained, established, sponsored, participated in, or contributed to, any pension plan (within the meaning of Section 3(2) of ERISA) that is subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code.

(g)Neither the Company nor any ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA or any “multiple employer plan” as such term is defined in Section 413(c) of the Code.

(h)The Company and the Subsidiaries have duly maintained and been contributing to all mandatory and contractual employee saving funds, pension and severance accounts (including any manager’s insurance, pension fund and education fund) in compliance with all Applicable Laws and employment agreements.

(i)The Company and the Subsidiaries are, and since January 1, 2012 have been, operated in compliance in all material respects with all Applicable Laws relating to employment, termination of employment and labor matters, including but not limited to, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors, consultants and advisors), wages, pay slips, working hours, overtime and overtime payments, working during rest days, social benefits contributions, termination and severance payment and engaging employees through services providers (including manpower employees and service providers in accordance with the Israeli Law for Strengthening the Enforcement of Labor Laws-2011 ), collective bargaining, extension orders, civil rights, safety and health, immigration, work-authorization, privacy issues, fringe benefits, employment practices and the collection and payment of withholding or social security taxes and any similar tax. Neither the Company nor any Subsidiary has any outstanding obligations with respect to non-payment of wages.  Since January 1, 2012, neither the Company nor any Subsidiary has received written notice of complaints, charges or claims against the Company or any Subsidiary, and there are no controversies, complaints, charges or claims pending or, to the Knowledge of the Company, threatened, between the Company or any Subsidiary and any current or former Company Employees, based on, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or any Subsidiary, of any individual or Company Contractors, which controversies have resulted or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.

(j)Each service provider of the Company or any Subsidiary who requires a visa, employment pass or other permit to work in the country in which he or she provides services has a current visa, employment pass or other permit for such purpose, and to the Knowledge of the Company, all necessary permissions to remain and perform services in such country. The Company and the Subsidiaries, as applicable, maintain accurate and complete Form I-9s with respect to each of their former and current employees in accordance with Applicable Laws concerning immigration and employment eligibility verification obligations.

(k)Schedule 2.11(k) of the Company Disclosure Schedule lists, with respect to the Company and any trade or business (whether or not incorporated) that is treated as a single employer with the Company (an “ERISA Affiliate”) within the meaning of Section 414(b), (c), (m) or (o) of the Code, each Company Employee Plan other than individual agreements entered into using a form of agreement provided to Parent and Acquirer.  All Company Employees have executed the employment agreement and restrictive covenants agreement in substantially the standard form of the Company or the Subsidiaries (as applicable) as in effect from time to time and made available to Acquirer. No Company Contractor was engaged by the Company or its Subsidiaries without a written Contract.  The Company has made available to Acquirer true, correct and complete copies of each of the following (including where applicable, any agreements which deviate from the Company’s standard form): (i) all Company Employee Plan documents including any amendments thereto, and related trust documents, services or insurance contracts or other funding vehicles and a written description of such Company Employee Plan if such plan is not set forth in a written document, (ii) forms of offer letters and forms of employment agreements and severance agreements; forms of services agreements and agreements with current Company Contractors; agreements relating to acceleration of vesting rights with respect to any Company Employee, (iii) forms of confidentiality, non-competition or inventions agreements between the Company and current Company Employees and Company Contractors, (iv) management organization chart(s), (v) all current agreements and/or insurance binders, which insurance binders shall provide a complete and correct summary of the underlying insurance policies, providing for the indemnification of any officers or directors of the Company and the Subsidiaries, (vi) employee manuals and handbooks, policies and guidelines relating to the engagement of employees and contractors, (vii) written summary of all unwritten policies, practices and customs, and (viii) summary of liability for termination payments to current and former directors, officers and employees of the Company and the Subsidiaries.  To the Knowledge of the Company, since January 1, 2012, no allegations of sexual harassment have been made against any employee at the level of vice president or above, and neither the Company nor any Subsidiary has, since January 1, 2012, entered into any settlement agreement related to the allegation of sexual harassment or misconduct by any employee at the level of vice-president or above.

(l)Neither the Company nor any Subsidiary is or, since January 1, 2012, has been a party to or bound by any collective bargaining agreement (other than according to “extension orders” applicable to all employees in Israel) or other contract or arrangement with any labor union, work council trade union or other organization or body involving any of its employees or employee representative, or is otherwise required (under any law, contract or otherwise) to provide benefits or working conditions under any of the foregoing. No collective bargaining agreement is being negotiated by the Company nor any Subsidiary and neither the Company nor any Subsidiary has any duty to bargain with any labor organization.  Neither the Company nor any Subsidiary is subject to and no current Company Employee benefits from any extension order (tzavei harchava) except for extension orders which generally apply to all employees in Israel, and there are no labor organizations representing, and to the Knowledge of the Company there are no labor organizations purporting to represent or seeking to represent, any current Company Employees.  To the Knowledge of the Company, there are no activities or proceedings of any labor union to organize any current Company Employees.  There is no, and since January 1, 2012 has been no, any labor dispute, strike or work stoppage or question concerning representation by or with respect to any of the employees of the Company or any Subsidiary whether in the past or now pending or, to the Knowledge of the Company, threatened that may interfere with the conduct of the Business.  Neither the Company nor any Subsidiary is or, since January 1, 2012, has been a member of any employers’ association or organization. Neither the Company nor any Subsidiary has, since January 1, 2012, paid, been required to pay nor been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization.  Neither the Company nor any Subsidiary nor any of their respective Representatives has committed any unfair labor practice in connection with the conduct of the Business, and there is no charge or complaint in writing against the Company or any Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or, to the Knowledge of the Company, threatened.  Neither the Company nor any Subsidiary has unsatisfied obligations of any nature to any of its former Company Employees or Company Contractors.

(m)To the Knowledge of the Company, no current Company Employee is in violation of any term of any employment agreement, invention assignment agreement, patent disclosure agreement,

non-competition agreement, non-solicitation agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others.  To the Knowledge of the Company, no Company Contractor is in violation of any term of any invention assignment agreement, patent disclosure agreement, non-competition agreement, non-solicitation agreement or any restrictive covenant to a former employer relating to the right of any such Company Contractor to be providing services to the Company or any Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others.  Except as set forth on Schedule 2.11(m) of the Company Disclosure Schedule, no current Company Employee has given notice to the Company or the Subsidiary and, to the Knowledge of the Company, no current Company Employee, intends to terminate his or her employment with the Company or any Subsidiary.  To the Knowledge of the Company, no Company Employee has received an offer to join a business that may be competitive with the Business. Except as set forth on Schedule 2.11(m) of the Company Disclosure Schedule, the employment of each of the current Company Employees is in accordance with the Applicable Law and neither the Company nor any Subsidiary has any obligation to provide a written prior notice prior to terminating the employment of any current Company Employee or to provide any severance or other termination payment upon the termination of any current Company Employee’s employment except, in each case, as set forth on Schedule 2.11(m) of the Company Disclosure Schedule or as required by Applicable Law.  As of the Agreement Date, neither the Company nor any Subsidiary has, and to the Knowledge of the Company, no other person has, (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment or engagement to any present or former employee or Company Contractor of the Company or any Subsidiary and/or (ii) promised or otherwise provided any assurances (contingent or otherwise, whether written or not) to any present or former employee or Company Contractor of any terms or conditions of employment with Acquirer following the Closing.

(n)Other than as expressly contemplated by this Agreement, or set forth on Schedule 2.11(n) of the Company Disclosure Schedule, none of the execution and delivery of this Agreement, the consummation of the Share Purchase or any other transaction contemplated hereby or any termination of employment or service or any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event, (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person, (ii) increase or otherwise enhance any amount of compensation or benefits otherwise payable by the Company or any Subsidiary thereof, (iii) result in the acceleration of the time of payment, funding or vesting of any such amount of compensation or benefits, except as required under Section 411(d)(3) of the Code, (iv) require any contributions or payments to fund any obligations to any present or former employee, Company Contractor or director of the Company or any Subsidiary under any Company Employee Plan, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Subsidiary thereof to any Person.

(o)Without derogating from any of the above representations, the Company’s and the Subsidiaries’ liability towards Company Employees regarding severance pay, accrued vacation and contributions to all Company Employee Plans are fully funded or, if not required by any source to be funded, are accrued on the Company’s financial statements as of the date of such financial statements. The Section 14 Arrangement was properly applied for in accordance with the terms of the general permit issued by the Israeli Minister of Labor regarding all former and current employees of the Company who reside in Israel based on their full salaries and from their commencement date of employment. All amounts that the Company or any Subsidiary are legally or contractually required to either (i) deduct from its employees’ salaries and any other compensation or benefit or to transfer to such employees’ Company Employee Plan or (ii) withhold from employees’ salaries and any other compensation or benefit and to pay to any Governmental Entity as required by any Applicable Laws have in either case been duly deducted, transferred, withheld and paid, and neither the Company nor any Subsidiary has any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business and consistent with past practice).

(p)Neither the Company nor any Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business, consistent with past practice). There are no pending claims against the Company or any Subsidiary under any workers’ compensation plan or policy or for short or long term disability, other than routine sick leave entitlements.

(q)Other than as detailed in Schedule 2.11(q) of the Company Disclosure Schedule, neither the Company nor any Subsidiary currently engages any employee or Contractor, whose employment or engagement, to the Knowledge of the Company, requires special visas, licenses or permits.

2.12Interested Party Transactions.  Except as set forth in Section 2.12 of the Company Disclosure Schedule, none of the Key Employees, officers or directors of the Company or any Subsidiary or, to the Company’s Knowledge, any Company Shareholder, Company Employees or any immediate family member or other closely related Person of any officer, director, employee or shareholders of the Company or any Subsidiary, has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company or any Subsidiary (except with respect to any interest in less than 5% of the shares of any corporation whose shares are publicly traded).  Except as set forth in Schedule 2.12 of the Company Disclosure Schedule, no such Person, or any members of their immediate families or other closely related Persons, is a party to, or to the Knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company or any Subsidiary is a party or by which the Company or any Subsidiary or any of their respective assets or properties may be bound or affected, except for normal compensation for services as an officer, director or employee thereof and for Contracts relating to the grant of Company Options or issuance of Company Shares to such Persons.  All trade between the Company and its officers, directors, employees or stockholders, members of their immediate families or other closely related Persons has been conducted on ordinary market terms (“arm’s length”).  To the Knowledge of the Company, no such Person, or immediate family members or other closely related Persons has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the business of the Company or any Subsidiary, except for the rights of stockholders under Applicable Law. To the Knowledge of the Company, all transactions between the Company and interested parties that require approval pursuant to Sections 268 to 284 of the Israeli Companies Law, or pursuant to the Charter Documents or Contracts have been so approved.

2.13Insurance.  Schedule 2.13 of the Company Disclosure Schedule lists all insurance policies (by policy number, insurer, location of property insured, annual premium, expiration date, and amount and scope of coverage) held by the Company and the Subsidiaries, copies of which have been made available to Acquirer.  There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds.  All premiums due and payable under all such policies and bonds have been timely paid and the Company and the Subsidiaries are otherwise in compliance with the terms of such policies and bonds.  All such policies and bonds remain in full force and effect, and the Company has no Knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.14Books and Records. The Company made available to Acquirer true, correct and complete copies of (i) all documents identified on the Company Disclosure Schedule, (ii) the Charter Documents, (iii) the complete minute books containing records of all material proceedings, consents, actions and meetings of the Company Board of Directors, committees of the Company Board of Directors and the Company Shareholders, and (iv) the shareholders register, journal and other records reflecting all share issuances and transfers and all share option and warrant grants and agreements of the Company.  The minute books of the Company made available to Acquirer contain a true, correct and complete summary of all resolutions of the Company Board of Directors and of the Company Shareholders, or actions by written consent since the time of incorporation of the Company through the Agreement Date.  There has not been any violation of any of the provisions of the Charter Documents, including all amendments thereto, and the Company has not taken any action that is inconsistent in any material respect with any resolution adopted by the Company Shareholders or the Company Board of Directors.  The books, records and accounts of the Company (A) are true, correct and complete in all material respects, and (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years.

2.15Material Contracts.

(a)Except for this Agreement and the Contracts specifically identified in Schedule 2.15 of the Company Disclosure Schedule, neither the Company nor any Subsidiary is a party to or bound by any of the following Contracts (each, as may be amended from time to time, a “Material Contract”):

(i)any distributor, original equipment manufacturer, reseller, value added reseller, sales, advertising, agency or manufacturer’s representative Contract pursuant to which any Person markets, resells or distributes Company Products resulting in revenue to the Company of more than $100,000 annually;

(ii)any continuing Contract for the purchase, sale or license of materials, supplies, equipment, services, software, Intellectual Property or other assets involving in the case of any such Contract more than $100,000 annually;

(iii)any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(iv)any Contract for capital expenditures in excess of $10,000 in the aggregate;

(v)any Contract limiting the freedom of the Company or any Subsidiary to engage or participate, or compete with any other Person, in any line of business, market or geographic area, or to make use of any Company IP, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or any Contract otherwise limiting the right of the Company or any Subsidiary to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts, subassemblies or services;

(vi)any Contract pursuant to which the Company or any Subsidiary is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving in excess of $25,000 per annum;

(vii)any Contract other than ordinary course employment Contracts and offer letters (A) with any of its officers, directors, employees or shareholders or any member of their immediate families or other closely related Persons or (B) with any Person with whom the Company or any Subsidiary does not deal at arm’s length;

(viii)any Contract of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to and/or statements regarding, the obligations, Liabilities or indebtedness of any other Person, other than Intellectual Property and other indemnities granted by the Company or any Subsidiary pursuant to any Contract listed in Schedule 2.15(a)(ix) or Schedule 2.15(a)(x) of the Company Disclosure Schedule or any other Contract entered into in the ordinary course of business, consistent with the Company’s past practices;

(ix)other than licenses granted to customers for the use of Company Products pursuant to the Company’s standard, unmodified form of end user agreement (a copy of which has been made available to Acquirer), all licenses, sublicenses and other Contracts as to which the Company or any Subsidiary is a party and pursuant to which (A) any Person is authorized to use any Company-Owned IP, (B) the Company or any Subsidiary has agreed to any restriction on the right of the Company or any Subsidiary to use or enforce any Company-Owned IP or (C) the Company or any Subsidiary agrees to encumber, transfer or sell rights in or with respect to any Company-Owned IP;

(x)other than “shrink wrap” and similar generally available commercial end-user licenses to software that is not redistributed with or used in the development or provision of the Company Products and that have an individual acquisition cost of $10,000 or less, all licenses, sublicenses and other Contracts to which the Company or any Subsidiary is a party and pursuant to which the Company or any Subsidiary acquired or is authorized to use any Third Party Intellectual Property rights;

(xi)any Contract providing for the development of any software, content, technology or Intellectual Property, independently or jointly, by or for the Company or any Subsidiary;

(xii)any Contracts relating to the membership of, or participation by, the Company or any Subsidiary in, or the affiliation of the Company or any Subsidiary with, any industry standards group or association;

(xiii)any Contract to license or authorize any third party to manufacture any of the Company Products;

(xiv)(A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons or (C) any Contract that involves the payment of royalties to any other Person in excess of $10,000 per annum;

(xv)any Company Product warranty, other than standard warranties of Company or any Subsidiary included in the packaging of Company Products;

(xvi)any Contract for the employment of any director, officer, employee or consultant of the Company or any other type of Contract with any officer, employee or consultant of the Company or any Subsidiary that either (A) requires at least 60 days’ notice or payment of severance for a termination without cause or constructive termination, or (B) requires a payment to any director, officer, employee or consultant on account of the Share Purchase or any transaction contemplated by this Agreement (whether alone or in combination with any other event);

(xvii)any Contract or plan (including any share option, merger and/or share bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Share Capital or any other securities of the Company or any Subsidiary or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares, other securities or options, warrants or other rights therefor;

(xviii)any Contract under which the Company or any Subsidiary provides standalone advice or services to any third party, including any consulting Contract, professional Contract or software implementation, deployment or development services Contract, or support services Contract;

(xix)any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(xx)any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other Person retained by the Company, in connection with this Agreement and the transactions contemplated hereby;

(xxi)any Contract pursuant to which the Company or any Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of shares, purchase of assets, license or otherwise, or any contract pursuant to which it has any material ownership interest in any other Person (other than the Subsidiaries);

(xxii)any Contract with any Governmental Entity or any Company Authorization;

(xxiii)any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company or any Subsidiary in the ordinary course of its business consistent with past practice;

(xxiv)any settlement agreement;

(xxv)any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Share Purchase or the other Transactions, either alone or in combination with any other event;

(xxvi)any Contract with a customer pursuant to which such customer receives any discount, rebate, setoff, allowance, free trial or other similar arrangement (whether or not in writing); or

(xxvii)any other oral or written Contract or obligation not listed in clauses (i) through (xxvi) that individually had or has a value or payment obligation in excess of $100,000 annually or is otherwise material to the Company or any Subsidiary or their respective businesses, operations, financial condition, properties or assets.

(b)All Material Contracts are in written form and have been entered into in the ordinary course of the Company’s or any Subsidiary’s businesses. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar laws affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies.  There exists no material default nor any event of default or event, occurrence, condition or act, with respect to the Company or any Subsidiary or, to the Knowledge of the Company, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or an event of default under any Material Contract or (ii) give any third party the right to (A) declare a default or exercise a material remedy under any Material Contract, (B) a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) accelerate the maturity or performance of any material obligation of the Company or any Subsidiary under any Material Contract or (D) cancel, terminate or modify any Material Contract.  Neither the Company nor any Subsidiary has received any notice or other communication in writing or, to the Company’s Knowledge, otherwise, regarding any actual or possible material breach of, or material default under, or intention to cancel or modify any Material Contract.  True, correct and complete copies of all Material Contracts have been made available to Acquirer prior to the Agreement Date.

2.16No Brokers.  Neither the Company nor any Subsidiary is or will be obligated for any finder’s or broker’s fee or commission in connection with this Agreement or the Transactions.

2.17Foreign Corrupt Practices.  None of the Company, its Subsidiaries, their respective directors, officers, and employees, and, to the Knowledge of the Company, any agents or any Company Shareholder acting on their behalf, has (i) taken any action directly or indirectly in furtherance of an offer, payment, promise to pay, or authorization or approval of any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person (including any Governmental Entity (or employee or representative thereof), government owned or controlled enterprise, public international organization, political party and candidate for public office) private or public, regardless of what form, whether in money, property, or services (A) to obtain favorable treatment for business or Contracts secured, (B) to pay for favorable treatment for business or Contracts secured, (C) to obtain special concessions or for special concessions already obtained, (D) to improperly influence or induce any act or decision, (E) to secure any improper advantage or (F) in violation of Applicable Law (including the U.S. Foreign Corrupt Practices Act or Section 291(a) of the Israeli Penal Code of 1977) or (ii) established or maintained any fund or asset that has not been accurately recorded in the books and records of the Company.  The Company has established adequate internal controls and procedures to promote and achieve compliance with the U.S. Foreign Corrupt Practices Act and Section 291(a) of the Israeli Penal Code of 1977 and with the representation and warranty contained in the first sentence of this Section 2.17 and has made available to Acquirer all such documentation. The Company has not conducted or initiated an internal investigation, made a voluntary or other disclosure to a Governmental Entity, or received notice that it is the subject of any Legal Proceedings or governmental inquires or received any written notice or citation from any Governmental Entity related to alleged violations of applicable criminal law including anti-bribery and anti-money laundering laws such as the U.S. Foreign Corrupt Practices Act.  No governmental official and, to the Company’s Knowledge, no close relative or family member of a governmental official (i) holds or will hold an ownership or other economic interest, direct or indirect in the Company, (ii) serves as a Representative of the Company or (iii) will receive any economic benefit from the Company as a result of the Share Purchase or any of the other Transactions.

2.18Environmental, Health and Safety Matters.  Neither the Company nor any Subsidiary is in violation of any Applicable Law relating to the environment or occupational health and safety, and no material expenditures are required in order to comply with any such Applicable Law.  No Hazardous Materials (as defined below) are used or have been used, stored, or disposed of by the Company or, to the Knowledge of the Company, by any other Person on any property owned, leased or used by the Company.  For the purposes of the preceding sentence, “Hazardous Materials” shall mean (a) materials that are listed or otherwise defined as “hazardous” or “toxic” under any applicable local, state, federal and/or foreign Applicable Law that govern the existence and/or remedy of contamination on property, the protection of the environment from contamination, the control of hazardous wastes, or other activities involving hazardous substances, including building materials, or (b) any petroleum products or nuclear materials.

2.19Export Control Laws.

(a)The Company, its Subsidiaries, their respective directors, officers, and employees, and, to the Knowledge of the Company, any agents acting on their behalf, have conducted its export transactions in accordance in all respects with applicable provisions of United States export and re-export controls, including the Export Administration Act and Regulations, the Foreign Assets Control Regulations, the International Traffic in Arms Regulations and other controls administered by the United States Department of Commerce and/or the United States Department of State and all other applicable import/export controls in other countries in which the Company conducts business.  Without limiting the foregoing: (i) the Company has obtained all necessary export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) the Company is in compliance with the terms of all applicable Export Approvals, (iii) there are no pending Legal Proceedings or, to the Knowledge of the Company, threatened claims against the Company with respect to such Export Approvals, and (iv) there are no actions, conditions or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any future claims. The Company does not use or develop, or engage in, technology with military applications, or other technology whose development, commercialization or export is restricted under Israeli Law, and no Company business requires the Company to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended or Control of Products and Services Order (Export of Warfare Equipment and Defense Information), 1991, as amended.

(b)The Company and each of its Subsidiaries is, and at all times has been, in compliance in all material respects with Applicable Law of the United States and other jurisdictions in which the Company and its Subsidiaries operate or to which it is subject with respect to import and export control and economic sanctions, including the U.S. Export Administration Regulations, the U.S. International Traffic in Arms Regulations, and the U.S. Department of the Treasury Office of Foreign Asset Control (“OFAC”) economic sanctions regulations.  Neither the Company nor any of its Subsidiaries is, or has at any time been, counterparty to any commercial agreement with any Person who is the target of, or listed as a designated person in respect of, any economic sanction administered by OFAC or the U.S. Department of Commerce or has engaged, directly or indirectly, in any business with or related to any country or territory that is the subject of any comprehensive economic or financial sanctions or trade embargoes administered or enforced by OFAC (currently Crimea, Cuba, Iran, Sudan, Syria, and North Korea), unless otherwise authorized by OFAC or the U.S. Department of Commerce.

2.20Customers and Suppliers.

(a)Neither the Company nor any Subsidiary has any outstanding material disputes concerning its products and/or services with any customer or distributor who, in the year ended December 31, 2018 or the nine-month period ended on the Company Balance Sheet Date, was one of the 25 largest sources of revenues for the Company and the Subsidiaries, on a consolidated basis, based on amounts paid or payable during such periods (each, a “Significant Customer”), and the Company has no Knowledge of any material dissatisfaction on the part of any Significant Customer.  Each Significant Customer is listed on Schedule 2.20(a) of the Company Disclosure Schedule.  Neither the Company nor any Subsidiary has been notified in writing, or to the Company’s Knowledge, otherwise, by any Significant Customer that such customer shall not continue as a customer of the Company or any Subsidiary (or Parent or Acquirer) after the Closing or that such customer intends to terminate or materially modify existing Contracts with the Company or any Subsidiary (or Parent or Acquirer). The Company has not had any of its products returned by a purchaser thereof except for normal warranty returns consistent with past history and properly reserved for in the Company’s books and records.

(b)Neither the Company nor any Subsidiary has any outstanding material dispute concerning products and/or services provided by any supplier who, in the year ended December 31, 2018 or the nine-month period ended on the Company Balance Sheet Date, was one of the 10 largest suppliers of products and/or services to the Company and the Subsidiaries, on a consolidated basis, based on amounts paid or payable during such periods (each, a “Significant Supplier”), and the Company has no Knowledge of any material dissatisfaction on the part of any Significant Supplier.  Each Significant Supplier is listed on Schedule 2.20(b) of the Company Disclosure Schedule.  Neither the Company nor any Subsidiary has been notified in writing, or to the Company’s Knowledge, otherwise, by any Significant Supplier that such supplier shall not continue as a supplier to the Company or any Subsidiary (or Parent or Acquirer) after the Closing or that such supplier intends to terminate or materially modify existing Contracts with the Company or any Subsidiary (or Parent or Acquirer).  The Company and the Subsidiaries have access, on commercially reasonable terms, to all products and services reasonably necessary to carry on their respective businesses, and the Company has no Knowledge of any reason why they will not continue to have such access on commercially reasonable terms.

2.21Accounts Receivables.  The accounts receivable shown on the Company Financial Statements arose in the ordinary course of business, consistent with past practices, represented bona fide claims against debtors for sales and other charges, and have been collected or are collectible in the book amounts thereof, less an amount not in excess of the allowances for doubtful accounts provided for in the Company Financial Statements.  Allowances for doubtful accounts and warranty returns have been prepared in accordance with GAAP.  The accounts receivable of the Company and the Subsidiaries arising after the Company Balance Sheet Date and before the Closing Date arose or shall arise in the ordinary course of business, consistent with past practices, represented or shall represent bona fide claims against debtors for sales and other charges and have been collected or are collectible into the book amounts thereof, less the allowances for doubtful accounts and warranty returns determined in accordance with GAAP. None of the accounts receivable of the Company or any Subsidiary is subject to any claim of offset, recoupment, setoff or counter-claim, and the Company has no Knowledge of any specific facts or circumstances (whether asserted or unasserted) that could give rise to any such claim.  No material amount of accounts receivable is contingent upon the performance by the Company or any Subsidiary of any obligation or Contract other than normal warranty repair and replacement.  No Person has any lien on any of such accounts receivable, and no agreement for deduction or discount has been made with respect to any of such accounts receivable.  Schedule 2.21 of the Company Disclosure Schedule sets forth an aging of the Company’s and the Subsidiaries’ accounts receivable in the aggregate and by customer as of the Agreement Date, and indicates the amounts of allowances for doubtful accounts and warranty returns.  Each account receivable is free and clear of all Encumbrances (other than Permitted Encumbrances).  No accounts receivable of the Company and the Subsidiaries are subject to asserted warranty claims by customers.

2.22Shareholder Notice.  No notice to be given by the Company to the Company Shareholders pursuant to Israeli Law or the Charter Documents, if any, or otherwise and any amendment or supplement thereto (other than any of the information supplied or to be supplied by Acquirer for inclusion therein), will contain, as of the date of the mailing of such document, any untrue statement of a material fact, or, to the Knowledge of the Company, will omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Article 3
Representations and Warranties of the Company Shareholders

Each Company Shareholder, severally and not jointly with the other Company Shareholders, represents and warrants to Parent and Acquirer in respect of itself, as follows:

3.1Power and Capacity.  Such Company Shareholder possesses all requisite power, legal capacity and authority necessary to enter into this Agreement, consummate the Share Purchase and carry out the Transactions that are required to be carried out by such Company Shareholder.

3.2Enforceability; Noncontravention.

(a)The execution and delivery of this Agreement and the consummation of the Share Purchase and any of the other Transactions have been, to the extent applicable, duly authorized by all necessary corporate actions on the part of the Company Shareholder.  This Agreement has been duly executed and delivered by such Company Shareholder and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and legally binding obligation of such Company Shareholder enforceable against such Company Shareholder in accordance with its terms, except as may be limited by and subject only to the effect, if any, of (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)The execution, delivery and performance by such Company Shareholder of this Agreement, or its otherwise being bound by it, does not, and the consummation of the Transactions will not conflict with, or result in any violation of or default under (with or without notice or lapse of time or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person, or result in the creation of any Encumbrance upon the Company Shares pursuant to (i) any Contract or Order to which the Company Shareholder is subject or (ii) any Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to such Company Shareholder’s ability to consummate the Share Purchase or to perform its obligations under this Agreement.

(c)No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by such Company Shareholder in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect the ability of such Company Shareholder to consummate the Share Purchase or any of the other Transactions.

3.3Title to Shares.  Such Company Shareholder owns of record, and except with respect to the 102 Trustee, is the beneficial owner of the Company Shares as set forth opposite their name on Schedule 2.2(a) of the Company Disclosure Schedule, and has good and valid title to such Company Shares, free and clear of all Encumbrances and, at the Closing, shall deliver to Acquirer good and valid title to such Company Shares, free and clear of all Encumbrances and Taxes.  As of the Closing, such Company Shareholder has examined the Spreadsheet and is entitled only to the distribution set forth therein, and such Company Shareholder waives any right to receive consideration in respect of Company Shares, Company Options or Company Warrants other than as set forth therein.  Such Company Shareholder does not own, and does not have the right to acquire, directly or indirectly, any other Company Share Capital, except as set forth in Schedule 2.2(a) of the Company Disclosure Schedule.  Such Company Shareholder is not a party to any option, warrant, purchase right, or other Contract or commitment that could require such Company Shareholder to sell, transfer, or otherwise dispose of any Company Share Capital (other than this Agreement or any agreement permitting the Company to repurchase Company Shares from such Company Shareholder).  Such Company Shareholder is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any share capital of the Company, except as set forth on the Company Disclosure Schedule.

3.4Litigation.  There are no actions, suits, arbitrations, mediations, proceedings or claims pending or, to the knowledge of such Company Shareholder, threatened against such Company Shareholder or any of his, her or its assets or properties that seek to restrain or enjoin the consummation of the Transactions.

3.5Solvency.  Such Company Shareholder is not bankrupt or insolvent and has not proposed a voluntary arrangement or made or proposed any arrangement or composition with such Company Shareholder’s creditors or any class of such creditors, and no petition in respect of any such arrangement or composition has been presented.  The consummation of the Share Purchase and the other Transactions shall not constitute a fraudulent transfer by such Company Shareholder under applicable bankruptcy and other similar laws relating to bankruptcy and insolvency of such Company Shareholder.

3.6Acknowledgement. Such Company Shareholder acknowledges that such Company Shareholder has received a copy of this Agreement and familiarized himself, herself or itself with the terms and conditions contained herein, including provisions relating to payment of the portion of the Aggregate Consideration to be paid to such Company Shareholder pursuant to Section 1.1(a) and the indemnification obligations of the Indemnifying Parties pursuant to Article 9.

3.7Tax Withholding Information. Any and all information made available to Acquirer by or on behalf of such Company Shareholder for purposes of enabling Acquirer to determine the amount to be deducted and withheld from the consideration payable to such Company Shareholder pursuant to this Agreement under Applicable Law is true, correct and complete.

Article 4
Representations and Warranties of Parent and Acquirer

Parent and Acquirer represent and warrant to the Company as follows:

4.1Organization and Standing.  Each of Parent and Acquirer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Each of Parent and Acquirer is not in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents.

4.2Authority; Noncontravention.

(a)Parent and Acquirer have all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions.  The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Parent and Acquirer.  This Agreement has been duly executed and delivered by Parent and Acquirer and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Parent and Acquirer, enforceable against Parent and Acquirer in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Laws affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b)The execution and delivery of this Agreement by Parent and Acquirer does not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Parent and Acquirer, in each case as amended to date, or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Parent’s or Acquirer’s ability to consummate the Share Purchase or to perform their respective obligations under this Agreement.

(c)Except as required by applicable Israeli Law or United States federal and state securities laws in connection with the Assumed Options, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Parent or Acquirer in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect the ability of Parent or Acquirer to consummate the Share Purchase or any of the other Transactions.

4.3Aggregate Consideration.  Acquirer has, and will have available to it as of the Closing, sufficient funds to consummate the Transactions, including payment of all cash amounts comprising the Aggregate Consideration.  All shares of Parent Common Stock that may be issued upon the valid exercise of Assumed Options (and payment of the aggregate exercise price therefor) will be, when issued in accordance with the term thereof, duly authorized, validly issued, fully paid and non-assessable.

Article 5
Conduct Prior to the Closing

5.1Conduct of the Business of the Company.  During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, except with the prior written consent of Acquirer:

(a)the Company shall, and shall cause each Subsidiary to, conduct its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and in material compliance with Applicable Law (except to the extent expressly provided otherwise in this Agreement);

(b)the Company shall, and shall cause each Subsidiary to, (i) pay all of its debts and Taxes when due, subject to good faith disputes over such debts or Taxes, (ii) pay or perform its obligations when due, (iii) use its commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iv) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, and (v) not take any action that would render, or that would reasonably be expected to render, any representation or warranty made by the Company in this Agreement inaccurate at the Closing;

(c)the Company shall promptly notify Acquirer of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to cause any of the conditions to the Closing set forth in Sections 7.1 and 7.3 to not be satisfied;

(d)the Company shall, and shall cause each Subsidiary to, assure that each new Contract it enters into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Share Purchase;

(e)the Company shall, and shall cause each Subsidiary to, maintain each of its leased premises in accordance with the terms of the applicable lease; and

(f)the Company shall use commercially reasonable efforts to obtain duly executed Converting Instruments from all Company Shareholders pursuant to a proxy surrendering all of the Converting Instruments.

5.2Restrictions on Conduct of the Business of the Company. Without limiting the generality or effect of the provisions of Section 5.1, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, neither the Company nor any Subsidiary shall do, cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer):

(a) (i) make any payments to any Company Employees (other than any payment of accrued standard base salary or wages and benefits in accordance with the Company’s standard payroll practices and employment agreements) or forgive or issue any loans, (ii) hire any officers or Company Employees, (iii) terminate the employment (other than for cause), or change the title, office or position, benefits or reduce the responsibilities of any Key Employee or Company Employee at the management level or above, or make any change to the compensation of any Company Employee, (iv) enter into, amend or extend the term of any employment or consulting agreement with any officer, employee, consultant or independent contractor, including to provide for any increase in the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of the foregoing, or (v) grant any bonus, incentive compensation or other awards or otherwise establish, enter into, amend, modify, terminate, or take any action to accelerate the vesting or payment of any existing compensation or benefits under any Company Employee Plan;

(b)make any dividend or other distributions (whether in cash, shares or property) in respect of any of its share capital, or split, combine or reclassify any of its share capital or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital;

(c)transfer or license from any Person any rights to any Intellectual Property or transfer or license to any Person any Company-Owned IP other than nonexclusive licenses to customers granted in the ordinary course of business, or transfer or provide a copy of any Company Source Code to any Person;

(d)enter into any Contract that would constitute a Material Contract, or violate, terminate, adversely amend, or otherwise adversely modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts;

(e)issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of Company Share Capital or securities convertible into, or subscriptions, rights, warrants or options to acquire, or other Contracts of any character obligating it to issue any such shares or other convertible securities;

(f)sell, lease, license or otherwise dispose of or encumber any of its properties or assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with past practice;

(g)incur or commit to any new material Liabilities or make any pre-payments on existing Liabilities (including Company Debt) outside of the ordinary course of business;

(h)make any capital expenditures, capital additions or capital improvements in excess of $10,000 individually or $25,000 in the aggregate;

(i)materially change the amount of, or terminate, any insurance coverage;

(j)commence a lawsuit other than (i) for the routine collection of bills or (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with Acquirer prior to the filing of such a suit;

(k)make or change any material election in respect of Taxes, file any income Tax Return or any other material Tax Return other than pursuant to Section 6.12(c), adopt or change any accounting method in respect of Taxes (unless such change is required by Applicable Law), file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(l)change accounting methods or practices or revalue any of its assets, except in each case as required by changes in GAAP after notice to Acquirer;

(m)cause, propose or permit any amendments to the Charter Documents or equivalent organizational or governing documents;

(n)merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(o)take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;

(p)cancel, release or waive any claims or rights held by the Company or any Subsidiary;

(q)enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed in Section 2.12 (Interested Party Transaction) of the Company Disclosure Schedule; and

(r)Other.  Take or agree in writing or otherwise to take, (1) any of the actions described in clauses (a) through (p) in this Section 5.2, or (2) any action that would reasonably be expected to make any of the Company’s representations or warranties contained herein untrue or incorrect (such that the condition set forth in the first sentence of Section 7.3(a) would not be satisfied) or prevent the Company from performing or cause the Company not to perform one or more covenants, agreements or obligations required hereunder to be performed by the Company (such that the condition set forth in the second sentence of Section 7.3(a) would not be satisfied).

5.3Notices of Developments. The Company will promptly notify Acquirer of any change outside the ordinary course of business of the Company or any Subsidiary.  No disclosure pursuant to this Section 5.3 will be deemed to amend or supplement the Company Disclosure Schedule or to prevent or cure any inaccuracy, misrepresentation, breach of warranty or breach of this Agreement.

Article 6
Additional Agreements

6.1Filings and Consents.

(a)Filings.  Each party (other than the Shareholders’ Agent) shall use commercially reasonable efforts to file, as soon as practicable after the Agreement Date (but, with respect to the filing under the HSR Act, in no event later than three Business Days (unless otherwise agreed to by the parties)), all notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Share Purchase and other transactions contemplated hereunder, and to submit promptly any additional information requested by any such Governmental Entity.  The parties shall request early termination for merger control filings in jurisdictions where early termination is possible.  The parties shall respond as promptly as practicable to any inquiries or requests received from any state attorney general, antitrust authority or other Governmental Entity in connection with antitrust or related matters.  Subject to the confidentiality provisions of the Confidentiality Agreement, Acquirer and the Company each shall promptly supply the other with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) this Section 6.1(a).  Except where prohibited by Applicable Law or any Governmental Entity, and subject to the confidentiality provisions of the Confidentiality Agreement, the parties shall: (i) cooperate with one another with respect to any filings with any Governmental Entity made by Parent or Acquirer in connection with the Transactions; and (ii) inform one another of any questions, information requests or requests for payments, fees or penalties received from any Governmental Entity in connection with any such filings and, in the case of the Company, not make such payment until it has received Parent’s or Acquirer’s consent thereto (which consent shall not be unreasonably withheld, conditioned or delayed).

(b)Efforts.  Subject to Section 6.1(c), Parent, Acquirer and the Company, as applicable, shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Transactions.  Without limiting the generality of the foregoing, but subject to Section 6.1(c), each party to this Agreement: (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such party in connection with the Transactions; and (ii) shall use commercially reasonable efforts to obtain each consent (if any) required to be obtained (pursuant to any Applicable Law, Contract or otherwise) by such party in connection with the Transactions.

(c)Limitations.  Notwithstanding anything to the contrary contained in Section 6.1(b) or elsewhere in this Agreement, neither Parent nor Acquirer shall have any obligation under this Agreement: (i) to divest or agree to divest (or cause any subsidiary to divest or agree to divest) any of its respective businesses, product lines or assets, or to take or agree to take (or cause any subsidiary to take or agree to take) any other action or to agree (or cause any subsidiary to agree) to any limitation or restriction on any of its respective businesses, product lines or assets; or (ii) to contest any Legal Proceeding relating to the Transactions.

6.2No Solicitation.

(a)During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, none of the Company and the Company Shareholders will, and none of the Company and the Company Shareholders will authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Securityholders or (vi) enter into any other transaction or series of transactions, the consummation of which would impede, interfere with, or prevent the consummation of the Share Purchase or the other Transactions.  Each of the Company and the Company Shareholders will, and will cause their Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal.  If any Representative takes any action that the Company or an Company Shareholder is obligated pursuant to this Section 6.2 not to authorize or permit such Representative to take, then the Company and the Company Shareholders, respectively, shall be deemed for all purposes of this Agreement to have breached this Section 6.2.

(b)The Company shall immediately (but in any event, within 24 hours) notify Parent and Acquirer orally and in writing after receipt by it (or, to the Knowledge of it, by any of its Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquirer and its Representatives.  Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request.  The Company shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer a copy of such inquiry, expression of interest, proposal or offer and any amendments related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing.  The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Company Board of Directors) of any meeting of the Company Board of Directors at which the Company Board of Directors is reasonably expected to discuss any Acquisition Proposal.

6.3Confidentiality; Public Disclosure.

(a)The parties hereto acknowledge that Parent and the Company have previously executed a Mutual Confidentiality Agreement, dated as of August 14, 2019 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms.

(b)The Company shall not issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Parent’s or Acquirer’s name or refer to Parent or Acquirer directly or indirectly in connection with Parent’s or Acquirer’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Parent or Acquirer, unless required by Applicable Law (in which event the Company shall promptly notify Parent and Acquirer and shall disclose only such information which the Company is advised by its counsel it is legally required to disclose).  Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Parent or Acquirer may make such public communications regarding this Agreement or the Transactions as they may, in their reasonable discretion, determine are required by Applicable Law, the SEC or NASDAQ, subject to the review and comment by the Company if and to the extent commercially practicable.

6.4Reasonable Best Efforts.  Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Share Purchase and the other Transactions, including the satisfaction of the respective conditions set forth in Article 7, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Share Purchase and the other Transactions.

6.5Third-Party Consents; Notices; Other Actions.  If and to the extent requested by Parent or Acquirer, the Company shall use its reasonable best efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b) of the Company Disclosure Schedule and take all actions set forth on Schedule 6.5.

6.6Litigation.  Until the earlier of the termination of this Agreement and the Closing, the Company will (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company, or any of its directors, officers or employees or the Company Shareholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.

6.7Access to Information.  Through the Closing Date, the Company and the Subsidiaries will afford to Acquirer and its authorized representatives reasonable access during normal business hours and upon reasonable notice as Acquirer may reasonably request to the facilities, offices, properties, technology, processes, books, business and financial records, business plans, budgets and projections, and other information of each of the Company and the Subsidiaries, and the workpapers of the Company’s independent accountants, and otherwise provide such assistance as may be reasonably requested by Acquirer in order that Acquirer have a full opportunity to make such investigation and evaluation as it reasonably desires to make of the business and affairs of each of the Company and the Subsidiaries.  Subject to Applicable Law, and the avoidance of loss of privilege to the Company, Acquirer will have full access to the personnel records (including performance appraisals, disciplinary actions, grievances and medical records) of the Company and the Subsidiaries.

6.8Spreadsheet.  No less than three Business Days prior to Closing, the Company shall prepare and deliver to Acquirer a spreadsheet (the “Spreadsheet”) in the form and substance reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein), as of immediately prior to the Closing:

(a)the names of all Company Shareholders, Company Optionholders and Company Warrantholders, and their respective street and e-mail addresses (if available), telephone number (if available), Israeli identification number (if available), taxpayer identification numbers (if any) and (other than in respect of Company Securityholders whose Company Options or Company Shares are held by the 102 Trustee in respect of which the bank information shall be that of the 102 Trustee) bank information (if available) (including the respective bank name and number, branch name and address, swift number, account number and other wire transfer information);

(b)the number, class and series of Company Shares held by such Persons and the respective certificate numbers;

(c)the number, class and series of Company Shares subject to, and if applicable, the exercise price per share in effect for, each Company Option and Company Warrant;

(d)the number of shares of Parent Common Stock subject to the Assumed Options;

(e)the vesting status, schedule and whether such Company Optionholder has delivered a duly executed Option Cancellation and Conversion Agreement to Acquirer with respect to Company Options and Unvested Company Shares;

(f)for each Company Option that was exercised prior to the date of delivery of the Spreadsheet, (i) the Tax status of such Company Option and the shares acquired thereby under Section 422 of the Code, if applicable, or any applicable foreign Tax law, (ii) the date of such exercise and whether such Company Option was granted and is subject to Tax pursuant to Section 3(i) of the Ordinance or Section 102 of the Ordinance and the applicable subsection of Section 102 of the Ordinance;

(g)the calculation of the (i) Aggregate Consideration, (ii) the Company Series A Preferred Shares Aggregate Liquidation Preference, (iii) the Company Series A-1 Preferred Shares Aggregate Liquidation Preference, (iv) Company Series A and Company Series A-1 Aggregate Preferred Shares Liquidation Preference, (v) the Fully-Diluted Company Series A Shares, (vi) the Fully-Diluted Company Series A-1 Shares, (vii) the Participating Consideration, (viii) the Fully-Diluted Company Shares, (ix) the Participating Per Share Payment Amount (including, in respect of the holders of Unvested Company Shares, the number of Unvested Company Shares and the Unvested Cash), (x) Company Series A Preferred Per Share Payment Amount, (xi) Company Series A-1 Preferred Per Share Payment Amount, (xii) in respect of Company Employees who hold Unvested Company Options, the number of Assumed Options, and (xiii) each Indemnifying Party’s Pro Rata Share of the Adjustment Escrow Amount, the Indemnity Escrow Fund and the Shareholders’ Agent Expense Amount (expressed in both in dollars and as a percentage); and

(h)a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Acquirer.

6.9Expenses.  Whether or not the Share Purchase is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided, however, that, if the Share Purchase is consummated, Acquirer shall pay all Transaction Expenses on the Company’s behalf to the extent such Transaction Expenses are set forth on the Company Closing Financial Certificate; provided, further, that Parent shall be responsible for 50% of the cost of the R&W Insurance Policy Premium (with Parent’s portion not to exceed $500,000), with any additional R&W Insurance Policy Premium to be treated as Transaction Expenses for all purposes of this Agreement (“Company R&W Fee”).

6.10Employee Matters.

(a)Notwithstanding anything to the contrary, nothing in this Agreement shall (i) confer on Acquirer or its Affiliates any obligation to make an offer of employment or continued service to any Company Employee or Company Contractor; (ii) guarantee receipt of any specific employee benefit or constitute an amendment to or any other modification of any benefit plan, (iii) alter or limit Acquirer or any of its Affiliates ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement or (iv) confer upon any individual (including employees, retirees or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement.

(b)With respect to matters described in this Section 6.10, the Company will consult with Acquirer (and will consider in good faith the advice of Acquirer) prior to sending any notices or other communication materials to its employees.  Effective no later than immediately prior to the Closing (or at such other time designated by Acquirer), the Company shall terminate the employment or service of each Company Employee and Company Contractor who has either (i) not received an offer of continued employment or service with Acquirer or its Affiliates prior to the Closing Date; or (ii) not accepted or declined an offer of continued employment with the Acquirer or any Affiliate (such Company Employees, the “Designated Employees”) and such Company Contractors (the “Designated Contractors”) in each case effective no later than immediately prior to the Closing and shall use commercially reasonable efforts to enter into a legally enforceable general waiver and release of claims with such Designated Employee and Designated Contractor, as applicable, in a form approved by Acquirer (the “Designated Employee Waiver”).

(c)During the period on the Closing Date and concluding on the one-year anniversary of the Closing Date, Acquirer shall, or shall cause its applicable Affiliates to, provide to each Company Employee who continues to be employed by Parent or its Affiliate after the Closing Date (other than the Key Employees, the “Continuing Employees”) who remain employed during such period with compensation and employee benefits that are substantially similar in the aggregate to those provided by the Company to such Continuing Employees as of immediately prior to the Closing (excluding for purposes of this sentence any equity-based incentive compensation, cash bonus payments, severance and pension benefits).

(d)As soon as practicable following the Closing Date, Parent shall grant to Continuing Employees restricted stock units covering shares of Parent Common Stock having an aggregate value of at least $15,000,000 (assuming for such purpose that each such restricted stock unit has a value equal to the Parent Trading Price), to be allocated by Parent following reasonable consultation with the Company’s CEO, on the terms and conditions consistent with Parent’s 2012 Equity Incentive Plan, as amended from time to time.

6.11Termination of Company Employee Plans.  Effective as of the day immediately preceding the Closing Date, the Company shall adopt resolutions by the Company Board of Directors to terminate any Company Employee Plans intended to include a Code Section 401(k) arrangement (unless Acquirer provides written notice to the Company no later than five Business Days prior to the Closing Date that such 401(k) plans shall not be terminated) and, effective as of the Closing Date, any other Company Employee Plans requested by Parent or Acquirer to be terminated.  The Company shall provide Acquirer with evidence that such Company Employee Plan(s), including the Company Option Plan have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board of Directors or any applicable committee thereof.  The form and substance of such resolutions shall be subject to review and approval of Acquirer.  The Company shall also take such other actions in furtherance of terminating such Company Employee Plan(s) as Acquirer may reasonably require.  In the event that termination of any of the Company Employee Plans would reasonably be anticipated to trigger liquidation charges, surrender charges or other fees then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Acquirer.

6.12Tax Matters.

(a)Each of Parent, Acquirer, the Shareholders’ Agent, the Company Shareholders and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes.  Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  Parent, Acquirer, the Company, the Shareholders’ Agent and the Company Shareholders agree to retain all books and records with respect to Tax matters pertinent to the Company relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all applicable record retention laws, regulations and agreements entered into with any Tax Authority.

(b)The Company shall cause each Company Securityholder, to further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).

(c)The Company shall prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns of the Company and the Subsidiaries for all periods ending on or before the Closing Date that are required to be filed prior to the Closing Date, shall provide drafts of each such income or other material Tax Return to Parent or Acquirer not less than 30 days prior to the due date for such Tax Return (taking into account any validly obtained extensions of time to file), and shall make any reasonable changes requested by Acquirer in good faith.  Parent or Acquirer shall prepare or cause to be prepared and file or cause to be filed all other Tax Returns of the Company that are due (taking into account any validly obtained extensions) after the Closing Date, whether such Tax Returns are for taxable periods ending before, on or after the Closing Date. With respect to Tax Returns relating to any Taxable period ending on or before the Closing Date, Parent shall prepare or cause to be prepared such Tax Returns in a manner consistent with the Company’s past practices, except as Parent determines in good faith to be otherwise required by applicable Tax law.

(d)Parent shall file, on behalf of the Company, the IRS Forms 8832 described in Section 1.2(b)(xx) within 70 days of the Closing Date.  As a result of such elections, each of the Parent, Acquirer and the Company acknowledge and agree that the Share Purchase is intended to be treated as a sale of a partnership interest described in Rev. Rul. 99-6, Situation 2.

6.13Termination or Waiver of Company Shareholders Rights.  Each Company Shareholder, by execution of this Agreement, waives and agrees to terminate, as of and contingent upon the Closing and the receipt of the consideration specified in Section 1.1(a), any rights of first refusal, rights to any liquidation preference, redemption rights and rights of notice, including but not limited to those set forth in the Charter Documents.

6.14280G Shareholder Approval.  Promptly following the execution of this Agreement, and in any event prior to the Closing Date no later than three Business Days, the Company shall submit to the Company Shareholders for approval (in a manner reasonably satisfactory to Parent), by such number of holders of Company Shareholders as is required by the terms of Section 280G(b)(5)(B) of the Code, any payments and/or benefits that may separately or in the aggregate, constitute “parachute payments” pursuant to Section 280G of the Code (“Section 280G Payments”) (which determination shall be made by the Company and shall be subject to review and approval by Acquirer, such approval not to be unreasonably withheld, conditioned or delayed), such that such payments and benefits shall not be deemed to be Section 280G Payments, and prior to the Closing, and the Company shall deliver to Acquirer notification and documentation reasonably satisfactory to Acquirer that (i) a vote of the holders of Company Share Capital was solicited in conformance with Section 280G of the Code and the regulations promulgated thereunder and the requisite shareholder approval was obtained with respect to any payments and/or benefits that were subject to the shareholder vote (the “280G Shareholder Approval”) or (ii) that the 280G Shareholder Approval was not obtained and as a consequence, that such payments and/or benefits shall not be made or provided to the extent they would cause any amounts to constitute Section 280G Payments, pursuant to the waivers of those payments and/or benefits that were executed by the affected individuals prior to the vote of the holders of Company Share Capital pursuant to this Section 6.14.

6.15Promised Equity. Prior to the Closing, the Company shall ensure that any representations by the Company to grant equity awards (the “Promised Equity Grants”) to any individual (a “Promised Equity Grantee”) are resolved by obtaining an executed non-revocable waiver and consent in the form attached hereto as Exhibit P (a “Promised Equity Waiver”) from each Promised Equity Grantee or by such other method as mutually agreed by the Company and Parent, and shall cooperate with Parent in such process.  The Company shall keep Parent fully informed of the status and details of the Promised Equity Grants.  All agreements, notices, or other documents prepared by the Company in connection with the Promised Equity Grants (including the Promised Equity Waivers) shall be subject to the prior review, comment, and approval of Parent (which approval shall not be unreasonably withheld, conditioned, or delayed).

6.16R&W Insurance Policy. In connection with the transactions contemplated hereby, Parent shall use commercially reasonable efforts to obtain or cause to be obtained, and the Company shall cooperate with Parent and Acquirer prior to the Closing in order to obtain the R&W Insurance Policy to provide additional coverage for Parent and Acquirer with respect to Indemnifiable Damages. Without limiting Section 6.1 and Section 6.7, if and to the extent any additional legal, regulatory, financial or other due diligence matters are reasonably requested by Parent in connection with securing such coverage after the Agreement Date and prior to the Closing, the Company shall promptly provide such materials.

6.17Post-Signing Shareholders, Section 341 of the Israeli Companies Law; Bring-Along.

(a)Promptly after the Agreement Date and for as long as this Agreement is not duly terminated or the Transactions contemplated hereby are consummated, the Company shall use commercially reasonable efforts to obtain from all Post-Signing Shareholders, including any Company Optionholder who exercises a Company Option and becomes a Company Shareholder between the Agreement Date and the Closing Date, a Joinder Agreement under which each such Post-Signing Shareholder becomes bound by and subject to the provisions of this Agreement as a Signing Shareholder. The Company agrees to (i) communicate promptly to Acquirer any update to the Company’s efforts to obtain a Joinder Agreement from a Post-Signing Shareholder, and (ii) to include as a Signing Shareholder any Company Shareholder not listed on Schedule A as of the Agreement Date who has signed the Agreement thereafter, in each case without the need to the consent of the Signing Shareholders.

(b)Shareholder Meeting.  Promptly after the Agreement Date, the Company shall take all action necessary under Applicable Law and the Company’s Charter Documents to give notice of an extraordinary meeting of the Company’s Shareholders, to be conducted no more than seven Business Days after the Agreement Date, at which the Company Shareholders will be presented with and given the opportunity approve resolutions to adopt this Agreement and approve the Transactions.  Such notice will include a statement to the effect that the Company Board of Directors unanimously recommends that the Company Shareholders adopt this Agreement and approve the Transactions.  The Signing Shareholders, constituting the Required Company Vote, shall vote in favor of and support the adoption of such resolutions.  Upon the Company Shareholder’s adoption of such resolutions, the Company shall deliver to Acquirer and Parent minutes of such meeting of the Company Shareholders evidencing that the Transactions were approved by the Required Company Vote.

(c)Section 341 of the Israeli Companies Law; Bring-Along.

(i)By executing this Agreement, the Signing Shareholders, who collectively hold (a) a majority of the issued and outstanding shares of the Company, on an as converted basis, and (b) a majority of the issued and outstanding Company Series A Preferred Shares, Company Series A-1 Preferred Shares and Company Series B-1 Preferred Share (acting together as a single class on an as-converted basis) have accepted an offer by Acquirer to purchase their Company Shares in accordance with the terms set forth in this Agreement, in accordance with Section 341 of the Israeli Companies Law and the bring-along provision set forth in Section 27 of the Charter Documents, as currently in effect (the “Bring-Along Provision”).

(ii)This Agreement shall be deemed, for the purpose of Section 341(a) of the Israeli Companies Law and the Bring-Along Provision, to constitute (i) an offer by Acquirer for the purchase of all of the Company Share Capital which is conditioned upon the sale of all of the Company Share Capital and (ii) an acceptance of such offer by all Signing Shareholders who have duly executed this Agreement initially or pursuant to Section 6.17(a).

(iii)Promptly (but in any event within four Business Days) following the Agreement Date, Acquirer will, in accordance with Section 341(a) of the Israeli Companies Law and the Bring-Along Provision, provide a written notice in the form attached hereto as Exhibit Q (the “Bring-Along Notice”) and a Joinder Agreement to each Post-Signing Shareholder that has not duly executed and delivered this Agreement or countersigned this Agreement in accordance with Section 6.17(a) setting forth the information required by Section 341(a) of the Israeli Companies Law and the Bring-Along Provision and stating Acquirer’s requirement to purchase such Post-Signing Shareholder’s Company Shares under the terms and conditions of this Agreement. The Company shall assist Acquirer to dispatch the Bring-Along Notice to each Post-Signing Shareholder.  Acquirer and the Company shall fully coordinate any correspondence to which each may be a party which concerns the Bring-Along Notice. Acquirer and the Company shall take such other actions as may be necessary in order to complete the transfer of all of the outstanding Company Shares pursuant to Section 341 of the Israeli Companies Law, the Bring-Along Provision and under the terms and conditions of this Agreement, including in making all reasonable filings and taking such other reasonable action which is necessary to effect the Transactions with respect to all the Company Shares in compliance with Section 341 of the Israeli Companies Law and the Bring-Along Provision. After satisfactory completion of the necessary procedures under Section 341 of the Israeli Companies Law and the Bring-Along Provision, and provided that no Order against the Transactions was issued by a Governmental Entity that was not subsequently removed and no 341 Legal Proceeding shall be pending before the applicable Governmental Entity in a manner that prevents the consummation of the Share Purchase, at the Closing the Company shall register Acquirer as owner of all the Company Shares held by all Signing Shareholders and Post-Signing Shareholders as of the Closing against delivery by Acquirer to the Paying Agent (in accordance with Section 1.3) of the amount in cash as fully described in Section 1.1(a) (for the avoidance of doubt, it is clarified that Acquirer may deduct any withholding amounts from such Signing Shareholders and Post-Signing Shareholders as further described in Section 1.1(e)).

(iv)All Company Shareholders that execute this Agreement or the Joinder Agreement after the date hereof and prior to Closing shall be deemed Signing Shareholders by virtue of execution of this Agreement or the Joinder Agreement, and, to the extent permitted under Section 341 and the Bring-Along Provision, all Company Shareholders who shall have not executed a Joinder Agreement shall be deemed Signing Shareholders by virtue of Section 341 of the Companies Law and the Bring-Along Provision.

(v)Each Signing Shareholder represents and warrants that it has not entered into, and agrees not to enter into at any time prior to the termination of this Agreement, any agreement or commitment with any Person the effect of which would violate or be inconsistent with the provisions and agreements set forth in this Section 6.17.

(vi)In furtherance of each Signing Shareholder’s agreement in this Section 6.17, such Signing Shareholder hereby appoints the Company’s Chief Executive Officer as such Signing Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Signing Shareholder, to vote all Company Shares owned by such Signing Shareholder at any meeting of Company Shareholders or any adjournment or postponement thereof, however called, or to execute one or more written consents in respect of such Signing Shareholder’s Company Shares in favor of approval of this Agreement, the Transactions and any other actions and proposals required, or submitted for approval at any meeting of Company Shareholders, in furtherance thereof.

(vii)The proxy granted in Section 6.17(c) shall be valid until, and automatically terminate upon, the termination of this Agreement. Each Signing Shareholder represents that any and all other proxies heretofore given in respect of the Company Shares owned by such Signing Shareholder are revocable, and that such other proxies have been revoked. Each Signing Shareholder affirms that the foregoing proxy is (x) given in connection with the execution of this Agreement to secure the performance of such Signing Shareholder’s duties under this Section 6.17 and (y) coupled with an interest and may not be revoked except as otherwise provided in this Agreement. All authority herein conferred shall survive the death or incapacity of any Signing Shareholder that is an individual and shall be binding upon the heirs, estate, administrators, personal representatives, successors and assigns of such Signing Shareholder.

(viii)Notwithstanding Section 6.17(c), each Signing Shareholder may vote its Company Shares strictly in accordance with Section 6.17(b) at any meeting of Company’s Shareholders (or any adjournment or postponement thereof), by proxy or otherwise.

(ix)Each Signing Shareholder shall use its reasonable best efforts to defend any actions brought by a Company Shareholder or its Affiliates that seeks to restrain, enjoin or prohibit the Transactions, and shall, to the extent permitted by Applicable Law, use its reasonable best efforts to enforce any such Company Shareholder’s obligations (to the extent that they are not in compliance therewith) under the Bring-Along Provision and, to the extent applicable, Section 341 of the Companies Law, which shall include the commencement of Legal Proceedings or bringing of a counterclaim against such Company Shareholder or its Affiliates as may be reasonably necessary or desirable in order to ensure due compliance by such Company Shareholder of its obligations.

(x)If a non-executing Company Shareholder objects to or fails to execute a Joinder Agreement, fails to take any actions necessary and reasonable to effect this Agreement and the Transactions, takes any action that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company hereunder, or which could result in any of the conditions to the Company’s obligations hereunder not being fulfilled or that would otherwise impair the ability of the Company to properly and timely consummate the Transactions, each such non-executing Company Shareholder shall be deemed to have irrevocably appointed and constituted the Chief Executive Officer of the Company, as their attorney in fact with full power of substitution, to execute for and on behalf of such non-executing Company Shareholder all instruments and documents necessary to transfer title of its Company Shares, in accordance with the provisions of the Charter Documents.

(xi)Subject to the terms of this Agreement, following the execution of this Agreement and prior to the Closing Date, if the Company shall issue any Company Shares (which, for the avoidance of doubt, shall be subject to Acquirer’s prior written consent pursuant to Section 5.2), then the Company shall promptly: (i) inform Acquirer of such an issuance, (ii) amend Schedule B so that such Person will be deemed a Post-Signing Shareholder, (iii) use commercially reasonable efforts to obtain from such holder of Company Shares, a counter signature to this Agreement under which he, she or it becomes bound by and subject to the provisions of this Agreement, and (iv) if such a Person does not execute this

Agreement, assist Acquirer, to the extent necessary, in the dispatch of a Bring-Along Notice to such new Post-Signing Shareholders such that said notice will cover all of the Company Share Capital.

(xii)For purposes of this Agreement, the term “Company Shareholder” shall include all Post-Signing Shareholders and each such Post-Signing Shareholder shall be deemed to be subject to the terms and conditions of this Agreement, except to the extent that doing so would be inconsistent with the provisions of Section 341 of the Israeli Companies Law or the Bring-Along Provision.

6.18Alternative Transaction Form.

(a)Parent, Acquirer, the Company (on behalf of itself and its Representatives) and the Signing Shareholders irrevocably agree and covenant that, if prior to the Closing a Post-Signing Shareholder initiates a (i) 341 Legal Proceeding that is not rejected by the applicable court within 10 Business Days after such 341 Legal Proceeding is initiated or (ii) Legal Proceeding challenging the Share Purchase and the Transactions, then promptly following (a) Acquirer’s written demand to the Company and the Shareholders’ Agent, or (b) the Company’s written demand to the Acquirer and the Shareholders’ Agent, which demand must be delivered to the Company or Acquirer, as the case may be, and the Shareholders’ Agent no later than 10 Business Days after the end of such 10 Business Day period or after notice is given of the Legal Proceeding (a “Merger Notice”), the Company and the Acquirer shall amend, within 20 Business Days after delivery of the Merger Notice as set forth above (the “Execution Period”), the structure set forth in this Agreement into a merger and execute a merger agreement (such agreement having substantially the same terms and conditions as the terms and conditions of this Agreement) (the “Merger Agreement”) and shall take any action required under the Israeli Companies Law to consummate a merger as soon as possible following the execution of the Merger Agreement, but in any event no later than 60 days thereafter, pursuant to which the Company, as the absorbing company (HaChevra Ha’Koletet), and the Acquirer (or another subsidiary of Acquirer or Parent), as the target company (Chevrat Ha’Ya’ad) shall merge such that the target company will cease to exist, and the Company will continue as the surviving corporation and become a direct or indirect wholly owned subsidiary of Acquirer or Parent, in accordance with the Israeli Companies Law (the “Merger”), provided, that, the consummation of the Merger shall require the satisfaction of the conditions to the Closing set forth in Article 7, with only such adjustments as are necessitated by such changed structure.

(b)The Merger Agreement will contain the same terms and conditions as this Agreement, other than any amendments required in order to change the structure of the transaction to a merger or which derive from such change in structure (e.g., certain required filings and certain periods that need to elapse before the Merger can be consummated).  If the Company and the Acquirer are unable to reach agreement on any term of the Merger Agreement following good faith negotiations, either party shall have the right to refer such dispute to arbitration in accordance with the terms of Section 10.13 no later than five Business Days prior to the end of the Execution Period. The arbitrator shall resolve such dispute within five Business Days, based on the market standard for transactions of this type with the intent of observing the parties’ agreement that the Merger Agreement shall have substantially the same terms and conditions as the terms and conditions of this Agreement and shall reflect to the maximum extent possible the economic result intended by this Agreement. The determination made by the arbitrator of the terms of the Merger Agreement that are in dispute shall be non-appealable, binding and conclusive upon the parties to this Agreement.  The fees and expenses of the arbitrator shall be allocated equally between Acquirer, on the one hand, and the Company, on the other hand.

6.19Directors’ and Officers’ Insurance.

(a)Prior to the Closing, the Company shall purchase tail insurance coverage under the Company’s current existing directors’ and officers’ liability policy in effect as of the Agreement Date (the

“Tail Insurance Coverage”) for the current and former directors and officers of the Company and its Subsidiaries as of the Closing Date (the “Covered Persons”), which (i) shall provide the Covered Persons with coverage for seven years following the Closing Date, and (ii) contains coverage under terms comparable to those applicable to the current directors and officers of the Company. Subject to the Closing, Acquirer shall cause the Company and its successors and assigns not to cancel, reduce or adversely modify the terms of the Tail Insurance Coverage and continue to honor the obligations thereunder in accordance with its terms, to the extent permitted by Applicable Law, until the seventh anniversary of the Closing Date.

(b)Subject to the Closing, until the seventh anniversary of the Closing Date, Acquirer shall, and shall cause the Company and any successor and assigns, to the extent permitted by Applicable Law, to, fulfill and honor in all respects the obligations of the Company and its Subsidiaries pursuant to indemnification, insurance and exculpation provisions under their respective Charter Documents or written indemnification agreements between the Company or one of its Subsidiaries and such Covered Persons that are listed on Schedule 2.15(a)(viii) of the Company Disclosure Schedule, as in effect as of the date hereof, to the Covered Persons as of immediately prior to the Closing to the extent relating to claims arising from or related to facts or events that occurred at or before the Closing Date but are asserted after the Closing Date. In the event that, following the Closing, Parent, Acquirer or the Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that either the successors or assigns of Parent, Acquirer or the Company, as the case may be, shall assume the obligations set forth in this Section 6.19.  However, in the event that a director or officer is also a Company Shareholder, then such director or officer may not seek recovery from Parent, Acquirer, the Company, the Subsidiaries or their respective successors, pursuant to the provisions of this Section 6.19(b) with respect to any claim for indemnification made by an Indemnified Person pursuant to Article 9.

6.20No Reliance.  Each of Parent and Acquirer represent, warrant, acknowledge and agree that (a) the representations and warranties of (i) the Company set forth in Article 2 are the only representations and warranties made by the Company regarding the Company, its properties, its business, or otherwise in connection with the Transactions, and (ii) the Company Shareholders set forth in this Agreement are the only representations and warranties made by the Company Shareholders in connection with the Transactions and (b) Parent and Acquirer are relying solely on, and disclaim reliance on any representation, warranty, statement or information provided thereto, express or implied, at law or in equity, other than the representations and warranties of the Company and the Company Shareholders set forth in this Agreement in deciding to enter into this Agreement.  Each of the Company and the Company Shareholders represent, warrant, acknowledge and agree that (x) the representations and warranties of Parent and Acquirer set forth in Article 4 are the only representations and warranties made by Parent and Acquirer in connection with the Transactions and (y) the Company and the Company Shareholders are relying solely on, and disclaim reliance on any representation, warranty, statement or information provided thereto, express or implied, at law or in equity, other than the representations and warranties of Parent and Acquirer set forth in Article 4 in deciding to enter into this Agreement.

Article 7
Conditions to the Share Purchase

7.1Conditions to Obligations of Each Party to Effect the Share Purchase.  The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:

(a)Illegality.  No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Share Purchase shall be in effect,

and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Share Purchase that makes the consummation of the Share Purchase illegal.

(b)Governmental Approvals.  All approvals of Governmental Entities required to be obtained in connection with the Share Purchase shall have been obtained without any conditions thereto, and the applicable waiting period under the HSR Act, and under the antitrust law of each jurisdiction that has been identified by Parent in writing to the Company, shall have expired or early termination of such waiting period shall have been granted.

(c)R&W Insurance Policy.  The R&W Insurance Policy shall be bound effective and contingent upon the Closing.

7.2Additional Conditions to Obligations of the Company and Company Shareholders.  The obligations of the Company and the Company Shareholders to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions (it being understood that each such condition is solely for the benefit of the Company and may be waived by the Company in writing in its sole discretion without notice or Liability to any Person):

(a)Representations, Warranties and Covenants.  The representations and warranties made by Parent and Acquirer herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates).  Parent and Acquirer shall have performed and complied in all material respects with each of the covenants, agreements and obligations herein required to be performed and complied with by them at or prior to the Closing.

(b)Receipt of Closing Deliveries.  The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).

7.3Additional Conditions to the Obligations of Parent and Acquirer.  The obligations of Parent and Acquirer to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Parent and Acquirer and may be waived by Parent (on behalf of itself and/or Acquirer) in writing in its sole discretion without notice or Liability to any Person):

(a)Representations, Warranties and Covenants.  The representations and warranties made by the Company and the Company Shareholders herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates).  The Company and each of the Company Shareholders shall have performed and complied in all material respects with each of the covenants, agreements and obligations herein required to be performed and complied with by the Company and the Company Shareholders at or prior to the Closing.

(b)Receipt of Closing Deliveries.  Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b); provided that such receipt shall not be deemed to be an agreement by Acquirer that the amounts set forth on the Company Closing Financial Certificate or the Spreadsheet or any of the other agreements, instruments, certificates or documents set forth in Section 1.2(b) is accurate and shall not diminish Parent’s or Acquirer’s remedies hereunder if any of the foregoing documents is not accurate.

(c)No Legal Proceedings.  No Governmental Entity or other Person shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Share Purchase or the other Transactions or seeking to prohibit or limit the exercise by Parent or Acquirer of any material right pertaining to ownership of Equity Interests of the Company. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Parent’s or Acquirer’s ownership, conduct or operation of the Business following the Closing shall be in effect.

(d)No Material Adverse Effect.  There shall not have occurred a Material Adverse Effect.

(e)Joinder Agreements.  The Company Shareholders (including Company Optionholders or Company Warrantholders who exercise a Company Option or Company Series A Warrant between the Agreement Date and the Closing Date) holding no fewer than 95% of the Company Share Capital shall have duly executed this Agreement or a Joinder Agreement;

(f)Employees.

(i)Each Key Employee shall have signed an Offer Letter and a Non-Compete Agreement, each of which shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements.

(ii)No fewer than 85%, excluding the Key Employees for purposes of the numerator and denominator, of the Company Employees who have received permanent offers of employment (or amended offers, as applicable) from Parent, Acquirer (or one of their Affiliates), the Company or its Subsidiaries shall have remained continuously employed with the Company or its Subsidiaries from the Agreement Date through the Closing and shall become Continuing Employees and no action shall have been taken by any such individual to rescind any of such employment agreements.

Article 8
Termination

8.1Termination.  At any time prior to the Closing, this Agreement may be terminated and the Share Purchase abandoned by authorized action taken by the terminating party:

(a)by mutual written consent duly authorized by Parent, Acquirer and the Company Board of Directors;

(b)by either Parent or Acquirer, on the one hand, or the Company, on the other hand, by written notice to the other, if the Closing shall not have occurred on or before seventy days from the Agreement Date or such other date that Parent, Acquirer and the Company may agree upon in writing (the “Agreement Termination Date”); provided that the Agreement Termination Date shall be subject to automatic extension for a period of four months if on the Agreement Termination Date, the condition set forth in Section 7.1(b) (Governmental Approvals) are not satisfied but all of the other conditions to Closing have been satisfied (other than such conditions as may, by their terms, only be satisfied at Closing); provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or shall have directly resulted in, the failure of the Closing to occur on or before the Agreement Termination Date;

(c)by either Parent or Acquirer, on the one hand, or the Company, on the other hand, by written notice to the other if any Order of a Governmental Entity of competent authority preventing the consummation of the Share Purchase shall have become final and non-appealable;

(d)by either Parent or Acquirer, by written notice to the Company, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of the Company or any of the Company Shareholders herein, and such inaccuracy or breach shall not have been cured within five Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect or (iii) the Company shall have breached Section 6.2 or Section 6.3; or

(e)by the Company, by written notice to Parent and Acquirer, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Parent or Acquirer herein and such inaccuracy or breach shall not have been cured within five Business Days after receipt by Parent or Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured);

8.2Effect of Termination.  In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Parent, Acquirer, the Company or their respective officers, directors, shareholders or Affiliates; provided that (i) Section 6.3 (Confidentiality; Public Disclosure), Section 6.9 (Expenses), this Section 8.2 (Effect of Termination), Section 9.7(b) (Exculpation and Indemnification of the Shareholders’ Agent), Article 10 (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with any material breach of such party’s representations, warranties, covenants, agreements or obligations contained herein.

Article 9
Indemnity Escrow Fund and Indemnification

9.1Sources of Recovery.

(a)Indemnity Escrow Fund.  On the terms and subject to the conditions set forth in this Article 9, the Indemnity Escrow Fund shall be available to compensate Acquirer (on behalf of itself or any other Indemnified Person) for Indemnifiable Damages pursuant to the indemnification obligations of the Company Shareholders (collectively, the “Indemnifying Parties”) under this Article 9.  Subject to Section 9.4 the Escrow Agent shall hold the Indemnity Escrow Fund until 11:59 p.m. Pacific time on the date that is 12 months after the Closing Date (the “Escrow Release Date”).  No portion of the Indemnity Escrow Fund, nor any beneficial interest therein, may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Indemnifying Party or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Indemnifying Party, in each case prior to the distribution of the Indemnity Escrow Fund to any Indemnifying Party in accordance with Section 9.4.

(b)Order of Recovery.  Subject to the limitations set forth in this Article 9, Indemnifiable Damages shall be recoverable:

(i)With respect to any claim for indemnification under Section 9.2(a)(i) or (ii) (other than Fundamental Claims and FCPA Claims): (A) first, from the Indemnity Escrow Fund until the depletion, or reservation for outstanding claims, of all amounts then held therein and (B) thereafter, against the R&W Insurance Policy in accordance with the procedures, and subject to the terms set forth, therein.

(ii)With respect to Fundamental Claims and FCPA Claims, (A) first from the Indemnity Escrow Fund until the depletion, or reservation for outstanding claims, of all amounts then held therein, (B) if and to the extent covered by the terms of the R&W Insurance Policy, thereafter against the R&W Insurance Policy in accordance with the procedures and subject to the terms set forth therein, and (C) finally, if the amounts recovered in accordance with clauses (A) and (B) of this Section 9.2(b)(ii) are insufficient to cover Indemnifiable Damages, then from the Indemnifying Parties in accordance with this Article 9.

(iii)Notwithstanding anything to the contrary contained herein, the amounts that an Indemnified Person recovers from the Indemnity Escrow Fund pursuant to Fundamental Claims or FCPA Claims shall not reduce the amount that an Indemnified Person may recover with respect to claims that are not Fundamental Claims or and FCPA Claims.  By way of illustration and not limitation, assuming there are no other claims for indemnification, compensation or reimbursement, in the event that Indemnifiable Damages resulting from a Fundamental Claim or a FCPA Claim are first satisfied from the Indemnity Escrow Fund and such recovery fully depletes the Indemnity Escrow Fund, the maximum amount recoverable by an Indemnified Person pursuant to a subsequent claim that is not a Fundamental Claim or a FCPA Claim shall continue to be the full dollar value of the Indemnity Escrow Fund irrespective of the fact that the Indemnity Escrow Fund was used to satisfy such Fundamental Claim or FCPA Claims, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.

9.2Indemnification.

(a)Subject to the limitations and exceptions set forth in this Article 9, from and after the Closing, the Indemnifying Parties shall, severally (based on their respective Pro Rata Shares) and not jointly (other than with respect to claims against the Indemnity Escrow Fund, which shall be made on a several and joint basis), indemnify and hold harmless Parent, Acquirer, the Company and their respective officers, directors, agents and employees, and each Person, if any, who controls or may control Parent or Acquirer within the meaning of the Securities Act (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against any and all claims (whether or not, in the case of Third-Party Claims, such third party is successful on the merits of such claim), losses, liabilities, claims, damages, fees, costs, interest, awards, judgments, penalties and expenses, settlements, including costs of investigation and defense and reasonable fees and expenses of lawyers, experts and other professionals (collectively, “Indemnifiable Damages”), directly or indirectly, whether or not due to a Third-Party Claim, arising out of, resulting from or in connection with:

(i)any failure of any representation or warranty made by the Company or any of the Company Shareholders in this Agreement or in the Company Disclosure Schedule to be true and correct as of the Agreement Date and as of the Closing Date (provided that for recovery beyond the Indemnity Escrow Fund and the R&W Insurance Policy, the sole source of recovery of the Indemnified Persons for any failure of any representation or warranty made by a Company Shareholder in their personal capacity to be true and correct shall be against such Company Shareholder);

(ii)any failure of any certification, representation or warranty made by the Company or any of the Company Shareholders in any certificate (other than the Spreadsheet and the Company Closing Financial Certificate) required to be delivered to Parent or Acquirer at the Closing pursuant to any provision of this Agreement to be true and correct as of the date such certificate is delivered to Parent or Acquirer;

(iii)any breach of, or failure to perform, any of the covenants, agreements or obligations made by the Company or the Company Shareholders herein or in any other agreements contemplated by this Agreement, the Share Purchase or the other Transactions (provided that for recovery beyond the Indemnity Escrow Fund, the sole source of recovery of the Indemnified Persons for any breach or default of any of the covenants, agreements or obligations of a Company Shareholder in their personal capacity shall be against such breaching Company Shareholder);

(iv)any inaccuracy in any information contained in the Spreadsheet;

(v)any Pre-Closing Taxes and Taxes described in Section 1.5 to the extent not included in the calculation of Company Net Working Capital; and

(vi)any Fraud by or on behalf of the Company, its Representatives or any Indemnifying Party.

(b)For purposes of determining whether a breach of or default in connection with any representation, warranty or covenant (or failure of any representation or warranty to be true and correct) exists, and for determining the amount of any Indemnifiable Damages with respect to such breach, default or failure, all qualifications and limitations as to materiality, Material Adverse Effect, and words of similar import shall be disregarded.  Any indemnity payments made under this Agreement shall be treated as purchase price adjustments for federal and state income tax purposes.  The Indemnifying Parties shall not have (x) any right of contribution, indemnification or right of advancement from the Company or Acquirer with respect to any Indemnifiable Damages claimed by an Indemnified Person or (y) any right of subrogation against the Company, Parent or Acquirer with respect to any indemnification of a Indemnified Person by reason of any of the matters set forth in this Section 9.2.

9.3Recourse; Limitations.

(a)If the Share Purchase is consummated, recovery from the Indemnity Escrow Fund shall constitute the sole and exclusive source of Indemnifiable Damages against the Indemnifying Parties under this Agreement for Indemnifiable Damages for the matters listed in clauses (i) and (ii) of Section 9.2(a), except with respect to (A) any failure of any of the representations and warranties of the Company contained in Section 2.1 (Organization, Standing, Power and Subsidiaries), Section 2.2 (Capital Structure), Section 2.3 (Authority; Non-contravention), Section 2.10 (Taxes) or Section 2.16 (No Brokers) to be true and correct, or of the Company contained in any certificate delivered to Parent or Acquirer pursuant to this Agreement that are within the scope of those covered by the foregoing Sections to be true and correct as aforesaid, (B) any Fraud in connection with any representation or warranty of the Company contained in this Agreement, and (C) any failure of any representation or warranty made by a Company Shareholder in their personal capacity to be true and correct ((A), (B) and (C) collectively, the “Special Representations” and together with clauses (iii)-(vi) of Section 9.2(a), the “Fundamental Claims”), and

(D) any failure of any of the representations and warranties of the Company contained in Section 2.17 (Foreign Corrupt Practices) to be true and correct (“FCPA Claims”).

(b)In the case of Fundamental Claims, each Indemnifying Party shall have Liability for such Indemnifying Party’s Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom; provided that such Liability shall be limited to the aggregate amount of cash to which such Indemnifying Party is entitled to receive pursuant to Section 1.1; provided that in the case of Fraud committed by or on behalf of such Indemnifying Party, recourse against such Indemnifying Party shall be without any limitation and may, at the discretion or Parent or Acquirer, be made directly against such Indemnifying Party without first seeking recourse against the Indemnity Escrow Fund.  In the case of FCPA Claims, the total liability of each Indemnifying Party shall be limited to such Indemnifying Party’s Pro Rata Share of the FCPA Claims Cap.

(c)In the event of breaches of representations and warranties under Article 3 or in any representations, warranties or covenants in any agreement entered into by such Company Shareholder in its personal capacity in connection with the Transactions, no Company Shareholder shall be liable for any breach by any other Company Shareholder (including fraud). Recourse against such Indemnifying Party shall be, at the discretion or Parent or Acquirer, directly against such Indemnifying Party or against such Indemnifying Party’s Pro Rata Share of the Indemnity Escrow Fund.

(d)Notwithstanding anything to the contrary contained herein (i) no Indemnifying Party shall have any right of indemnification, contribution or right of advancement from Parent, Acquirer, the Company or any other Indemnified Person with respect to any Indemnifiable Damages claimed by any Indemnified Person, (ii) the rights and remedies of the Indemnified Persons after the Closing shall not be limited by (x) any investigation or disclosure made by or on behalf of any Indemnified Person prior to the Closing regarding any failure, breach or other event or circumstance or (y) any waiver of any condition to the Closing related thereto and (iii) the Indemnifying Parties shall not have any right of subrogation against the Company, Parent or Acquirer with respect to any indemnification of an Indemnified Person by reason of any of the matters set forth in Section 9.2.

(e)The Indemnified Persons may only make claims for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) and (ii) of Section 9.2(a), if and insofar as one or more Officer Certificate(s) identifying (A) each individual Indemnifiable Damages that exceeds $25,000 (the “Minimum Threshold”), and (B) Indemnifiable Damages in an aggregate amount of $800,000 (the “Threshold”) have been delivered (it being understood and agreed that only Indemnifiable Damages that exceed the Minimum Threshold shall be taken into account in determining whether the Threshold has been met), in which event, subject to the other conditions and limitations contained herein, the Indemnifying Parties shall be liable to indemnify the Indemnified Persons for all the Indemnifiable Damages including the amount of the Minimum Threshold and the Threshold.  For clarity, the Threshold shall not apply to claims for Indemnifiable Damages other than claims arising out of, resulting from or in connection with the matters listed in clauses (i) and (ii) of Section 9.2(a) and shall not apply to any Fundamental Claims (though shall apply to claims for any FCPA Claims).

(f)For purposes of this Article 9, notwithstanding anything to the contrary contained herein, Indemnifiable Damages shall not include, and no Indemnified Person shall otherwise be compensated hereunder for, punitive damages (except to the extent such damages are awarded by a Governmental Entity in connection with a Third-Party Claim), or consequential damages (unless and to the extent reasonably foreseeable in accordance with Applicable Laws).

9.4Period for Claims; Other Limitations.

(a)Except as otherwise set forth in this Section 9.4, the period (the “Claims Period”) during which claims may be made (i) against the Indemnity Escrow Fund for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) and (ii) of Section 9.2(a) (other than with respect to any of the Special Representations) shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the date that is 12 months following the Closing Date, and (ii) for Indemnifiable Damages arising out of, resulting from or in connection with all other matters, including Fundamental Claims, shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the date that is 90 days following the expiration of the applicable statute of limitations for the matter that is subject of such claim; provided that the Claims Period and survival period for claims for Fraud shall be indefinite.  Notwithstanding anything to the contrary contained herein, such portion of the Indemnity Escrow Fund at the Escrow Release Date, less the aggregate amount of any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Officer’s Certificate delivered to the Shareholders’ Agent on or prior to the Escrow Release Date shall remain in the Indemnity Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied. Notwithstanding anything to the contrary contained herein, the Claims Period for claims for Indemnifiable Damages arising out of, resulting from or in connection with Fraud shall not be limited.

(b)Notwithstanding anything contained herein to the contrary, such portion of the Indemnity Escrow Fund as of the Escrow Release Date as in the reasonable judgment of Acquirer shall be necessary to satisfy any unresolved or unsatisfied claim for Indemnifiable Damages specified in any Officer’s Certificate delivered to Acquirer and the Shareholders’ Agent on or prior to the Escrow Release Date shall be retained by the Escrow Agent until such claim for Indemnifiable Damages has been resolved or satisfied.  On the day following the Escrow Release Date, the remainder of the Indemnity Escrow Fund, if any, less any amounts remaining in respect of unresolved or unsatisfied claims pursuant to the previous sentence, shall be released and distributed to the Indemnifying Parties promptly (and in any event within five Business Days) in accordance with each such Indemnifying Party’s respective Pro Rata Share.  With respect to any amounts retained following such distribution, such amounts shall be released to the Indemnifying Parties based on their respective Pro Rata Shares within five Business Days following the resolution or satisfaction of all such claims, net of any amounts therefrom used to satisfy each such Indemnifying Party’s indemnification obligations with respect to such claims, in accordance with this Article 9.

9.5Claims.

(a)On or before the last day of the applicable Claims Period, Acquirer may deliver to the Shareholders’ Agent (with a copy to the Escrow Agent if prior to the Escrow Release Date) one or more certificates signed by any officer of Acquirer (an “Officer’s Certificate”):

(i)stating that an Indemnified Person has incurred, paid, reserved or accrued, or reasonably anticipates that it may incur, pay, reserve or accrue, Indemnifiable Damages (or, with respect to any Tax matters, that any Tax Authority is reasonably anticipated to raise such matter in audit of Parent or Acquirer or any of their respective subsidiaries, which would reasonably be expected to give rise to Indemnifiable Damages);

(ii)stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount reasonably anticipated by Acquirer to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii)specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

(b)No delay in providing such Officer’s Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Indemnifying Parties are materially prejudiced thereby.  Nothing herein shall impair or prohibit Acquirer from updating or amending any Officer’s Certificate upon discovery of any additional facts or circumstances with respect to any underlying claim(s) set forth therein.

9.6Resolution of Objections to Claims.

(a)If the Shareholders’ Agent objects in writing to any claim or claims by Acquirer made in any Officer’s Certificate within the 20-day period following delivery of the Officer’s Certificate, Acquirer and the Shareholders’ Agent shall attempt in good faith for 45 days after Acquirer’s receipt of such written objection to resolve such objection.  If Acquirer and the Shareholders’ Agent shall so agree, and there are amounts remaining in the Indemnity Escrow Fund, a joint written instruction setting forth such agreement shall be prepared and signed by both parties and delivered to the Escrow Agent.  Acquirer shall be entitled to conclusively rely on any such joint written instruction and Acquirer shall reclaim an amount of cash from the Indemnity Escrow Fund in accordance with the terms of such joint written instruction.

(b)If no such agreement can be reached during the 45-day period for good faith negotiation, but in any event upon the expiration of such 45-day period, either Acquirer or the Shareholders’ Agent may submit the dispute to mandatory, final and binding arbitration to be held in accordance with Section 10.13 and the decision of the arbitrator as to the validity and amount of any claim in the relevant Officer’s Certificate shall be nonappealable, binding and conclusive upon the parties to this Agreement.

9.7Shareholders’ Agent.

(a)At the Closing, Shareholder Representative Services LLC shall be constituted and appointed as the Shareholders’ Agent by virtue of the Company Shareholders’ execution of this Agreement or a Joinder Agreement.  The Shareholders’ Agent shall be the representative, agent and attorney-in-fact for all purposes in connection with this Agreement and any agreements ancillary hereto for and on behalf of the Indemnifying Parties including without limitation to: (i) execute, as the Shareholders’ Agent, this Agreement, the Escrow Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, the Escrow Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Indemnifying Party, to or from Parent or Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement, the Escrow Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Indemnifying Party individually), (iii) review, negotiate and agree to and authorize Acquirer to reclaim funds from the Escrow Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article 9, (iv) object to such claims pursuant to Section 9.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Indemnifying Party or necessary in the judgment of the

Shareholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Indemnifying Parties, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Indemnifying Parties in accordance with the terms hereof and in the manner provided herein and (viii) take all actions necessary or appropriate in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance.  Acquirer and its Affiliates (including after the Closing, the Company) shall be entitled to rely on the appointment of Shareholder Representative Services LLC as the Shareholders’ Agent, or any subsequent appointee, and treat such Shareholders’ Agent as the duly appointed attorney-in-fact of each Indemnifying Party and as having the duties, power and authority provided for in this Section 9.7.  The Indemnifying Parties shall be bound by all actions taken and documents executed by the Shareholders’ Agent in accordance with this Agreement, and Parent, Acquirer and the other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Shareholders’ Agent.  The Shareholders’ Agent may resign at any time. The Person serving as the Shareholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Shareholders’ Agent, then a successor may be appointed, by the holders of a majority in interest of the aggregate amount of cash then held in the Escrow Fund (or, in the event that there is no cash then held in the Escrow Fund by the Indemnifying Parties collectively having an Pro Rata Share greater than fifty percent (50%)) upon not less than 30 days’ prior written notice to Acquirer.  No bond shall be required of the Shareholders’ Agent.

(b)The Shareholders’ Agent will incur no liability of any kind with respect to any action or omission by the Shareholders’ Agent in connection with the Shareholders’ Agent’s services pursuant to this Agreement and any agreements ancillary hereto, except in the event of liability directly resulting from the Shareholders’ Agent’s gross negligence, bad faith or willful misconduct. The Shareholders’ Agent shall not be liable for any action or omission pursuant to the advice of counsel. The Indemnifying Parties severally (based on such Indemnifying Party’s Pro Rata Share) will indemnify, defend and hold harmless the Shareholders’ Agent from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Agent Loss”) arising out of or in connection with the Shareholders’ Agent’s execution and performance of this Agreement and any agreements ancillary hereto, in each case as such Agent Loss is suffered or incurred; provided, that in the event that any such Agent Loss is finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Shareholders’ Agent, the Shareholders’ Agent will reimburse the Indemnifying Parties the amount of such indemnified Agent Loss to the extent attributable to such gross negligence or willful misconduct. If not paid directly to the Shareholders’ Agent by the Indemnifying Parties, any such Agent Losses may be recovered by the Shareholders’ Agent from the Shareholders’ Agent Expense Amount and, after it is depleted, from the portion of the Escrow Fund otherwise distributable to the Indemnifying Parties (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) on the Escrow Release Date pursuant to the terms hereof, at the time of distribution; provided, that while this section allows the Shareholders’ Agent to be paid from the aforementioned sources of funds, this does not relieve the Indemnifying Parties from their obligation to promptly pay such Agent Losses as they are suffered or incurred, nor does it prevent the Shareholders’ Agent from seeking any remedies available to it at law or otherwise. In no event will the Shareholders’ Agent be required to advance its own funds on behalf of the Indemnifying Parties or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Indemnifying Parties set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Shareholders’ Agent under this section.

The foregoing indemnities will survive the Closing, the resignation or removal of the Shareholders’ Agent or the termination of this Agreement.

(c)The Shareholders’ Agent Expense Fund will be used for the purposes of paying directly, or reimbursing the Shareholders’ Agent for, any third party expenses pursuant to this Agreement and the agreements ancillary hereto. The Indemnifying Parties will not receive any interest or earnings on the Shareholders’ Agent Expense Fund and irrevocably transfer and assign to the Shareholders’ Agent any ownership right that they may otherwise have had in any such interest or earnings. The Shareholders’ Agent will not be liable for any loss of principal of the Shareholders’ Agent Expense Fund other than as a result of its gross negligence or willful misconduct. The Shareholders’ Agent will hold these funds separate from its corporate funds, will not use these funds for its operating expenses or any other corporate purposes and will not voluntarily make these funds available to its creditors in the event of bankruptcy. As soon as practicable following the completion of the Shareholders’ Agent’s responsibilities, the Shareholders’ Agent will deliver any remaining balance of the Shareholders’ Agent Expense Fund to the Paying Agent for further distribution to the Indemnifying Parties.

(d)Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Shareholders’ Agent that is within the scope of the Shareholders’ Agent’s authority under Section 9.7 shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction all the Indemnifying Parties and shall be final, binding and conclusive upon each such Indemnifying Party; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Indemnifying Party.

9.8Third-Party Claims.

(a)In the event that Acquirer becomes aware of a potential claim by a third party (a “Third-Party Claim”) that Acquirer believes may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Person, Acquirer shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim (and the costs and expenses incurred by Acquirer in connection with such investigation, defense, settlement or resolution, including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs shall be included in the Indemnifiable Damages for which Acquirer shall be entitled to receive indemnification pursuant to a claim made hereunder, regardless of the outcome of such Third-Party Claim).  The Shareholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person, subject to execution by the Shareholders’ Agent of Acquirer’s (and, if required, such third party’s) standard non-disclosure agreement (and the Shareholders’ Agent may communicate such information only to the extent needed to the Company Shareholders, provided that any such recipients are subject to the same confidentiality obligations) to the extent that such materials contain confidential or propriety information.  The Shareholders’ Agent shall be entitled, at the Company Shareholders’ expense, to participate in, but not to determine or conduct, any defense of the Third-Party Claim or settlement negotiations with respect to the Third-Party Claim.

(b)In the event that the Shareholders’ Agent has consented to the amount of any settlement or resolution by Acquirer of any such claim, which consent shall not be unreasonably withheld, conditioned or delayed and which consent shall be deemed to have been given unless the Shareholders’ Agent shall have objected within 15 days after a written request for any such settlement or resolution, such settlement or resolution of any such claim with any third party claimant shall be determinative of the existence of or amount of Indemnifiable Damages relating to such matter and neither the Shareholders’ Agent nor any Indemnifying Party shall have any power or authority to object under this Article 9 to the amount of any claim by or on behalf of any Indemnified Person against the Escrow Fund for indemnity with respect to such settlement or resolution.

9.9Treatment of Indemnification Payments.  The Indemnifying Parties, Parent the Shareholders’ Agent and Acquirer agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article 9 as adjustments to the Aggregate Consideration for all Tax purposes, to the maximum extent permitted by Applicable Law.

9.10Exclusive Remedy.  Subject to Section 10.11, but notwithstanding any other provision to the contrary in this Agreement or in any other instrument or certificate delivered under this Agreement, the parties to this Agreement acknowledge and agree that from and after the Closing, the provisions of this Article 9 are the sole and exclusive remedy of Parent, Acquirer, the other Indemnified Persons for all Indemnifiable Damages or other monetary damages based on, or arising out of this Agreement, or any other agreement, instrument or certificate delivered hereunder or thereunder (other than the Non-Compete Agreements and any employment agreements including the Offer Letters), and the consummation of the transactions contemplated hereunder, except (i) with respect to any Company Shareholder, any Fraud by such Company Shareholder in making any representation or warranty in such this Agreement or any other written agreement, certificate or instrument delivered on or prior to the Closing Date by such Company Shareholder pursuant to this Agreement in its personal capacity (and not in the name of, on behalf of, or by virtue of its office with the Company) and (ii) that nothing herein shall limit any Person’s right to seek and obtain any equitable remedy, including a preliminary or permanent injunction or specific performance.

Article 10
General Provisions

10.1Survival of Representations and Warranties.  If the Share Purchase is consummated, the representations and warranties made by the Company and the Company Shareholders contained herein, in the Company Disclosure Schedule (including any Exhibit to or Schedule of the Company Disclosure Schedule), and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is 12 months following the Closing Date; provided that the Special Representations and the representations and warranties of the Company contained in any certificate required to be delivered to Parent or Acquirer regarding the same subject matter as those covered by the Special Representations pursuant to any provision of this Agreement, will remain operative and in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is 90 days following the expiration of the statute of limitations for the matter that is the subject of such claim for claims against the Indemnifying Parties which seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with an inaccuracy or breach of such representations or warranties; provided, further, that no right to indemnification pursuant to Article 9 in respect of any claim that is set forth in an Officer’s Certificate delivered to Acquirer or the Shareholders’ Agent on or prior to the applicable expiration date of such representation and warranty shall be affected by the expiration of such representations and warranties; provided, further, that such expiration shall not affect the rights of any Indemnified Person or otherwise to seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with any Fraud by or on behalf of the Company, its Representatives or any Indemnifying Parties relating to the Share Purchase or this Agreement, for which the survival period shall be indefinite.  If the Share Purchase is consummated, the representations and warranties of Acquirer and Parent contained in this Agreement shall terminate at the Closing.

10.2Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a)if to Parent or Acquirer, to:

Proofpoint, Inc.
892 Ross Drive
Sunnyvale, CA 94089
Attention:  General Counsel
Facsimile No.:  (408) 517-4711
Telephone No.: (408) 517-4710
Email:  miyang@proofpoint.com

with a copy (which shall not constitute notice) to:

Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, CA 94041
Attention: Kris S. Withrow
Email: kwithrow@fenwick.com

and a copy (which shall not constitute notice) to:

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road
Ramat Gan 52506, Israel
Attention:  Mike Rimon
Email: mrimon@meitar.com

(b)If to the Company, to:

Observe IT Ltd.
200 Clarendon Street, 12th Floor
Boston, Massachusetts 02116
Attention: Chief Executive Officer
Email:  mmckee@observeit.com

with a copy (which shall not constitute notice) to:

DLA Piper LLP
33 Arch St # 26
Boston, MA 02110
Attention: Itai Nevo / Douglas Boggs
Email:  itai.nevo@dlapiper.com / doug.boggs@dlapiper.com

with a copy (which shall not constitute notice) to:

Amit, Pollak, Matalon & Co.
APM House, 18 Raoul Wallenberg Street, Building D
Tel Aviv, 6971915, Israel
Attention: Ian Rostowsky
Email: ian_ro@apm-law.com

(c)If to the Shareholders’ Agent, or the Company Shareholders (after Closing), to:

Shareholder Representative Services LLC
950 17th Street, Suite 1400
Denver, CO 80202
Attention: Managing Director
Email:  deals@srsacquiom.com

Any notice given as specified in this Section 10.2 (i) if delivered personally or sent by facsimile transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.

10.3Appointment of Process Agents.

(a)Each party hereto that is not incorporated or resident in the U.S. shall ensure that there is at all times appointed an agent for service of process on it in the U.S. in relation to any matter arising out of this Agreement or any of the other agreements to be entered into pursuant to this Agreement, service upon whom shall be deemed completed whether or not forwarded to or received by such party, and the appointing party shall notify each other party hereto of the name of such agent and their contact details.

(b)Any party hereto required to make an appointment pursuant to Section 10.3(a) may from time to time appoint a new process agent acceptable to the other parties hereto (acting reasonably) to receive service of process in the U.S. pursuant to Section 10.3(a).

(c)Any party hereto that has made an appointment under Section 10.3(a) shall inform the other parties hereto, in writing, of any change in the address of its process agent within 28 days.

(d)If any process agent appointed by any party hereto pursuant to Section 10.3(a) ceases to have an address in the U.S., such party irrevocably agrees to appoint a new process agent acceptable to the other parties hereto (acting reasonably) and to deliver to the other parties hereto within 14 days a copy of a written acceptance of appointment by its new process agent.

10.4Interpretation.  When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated.  The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Applicable Law, such reference is to such Contract, instrument or Applicable Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Applicable Law)

by succession of comparable successor Applicable Law and references to all attachments thereto and instruments incorporated therein.  Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases “provide to” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (viii) the phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of Acquirer or the Company, that such information, document or material was made available for review by the Company or Acquirer, respectively, and its Representatives in the virtual data room established by Acquirer or the Company, respectively, in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Acquirer, respectively, or its Representatives at least 48 hours prior to the execution of this Agreement.  The symbol “$” refers to United States Dollars.  The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.”  References to a Person are also to its permitted successors and assigns.  All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.”  Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

10.5Amendment.  Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto.  To the extent permitted by Applicable Law, Parent, Acquirer and the Shareholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Parent, Acquirer and the Shareholders’ Agent.

10.6Extension; Waiver.  At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein.  At any time after the Closing, Parent, Acquirer and the Shareholders’ Agent may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein.  Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Shareholders, signed by the Shareholders’ Agent, (II) after the Closing with respect to the Indemnifying Parties and/or the Shareholders’ Agent, signed by the Shareholders’ Agent and (III) with respect to Parent or Acquirer, signed by Parent.  Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

10.7Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart.  The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein.  All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

10.8Entire Agreement; Nonassignability; Parties in Interest.  This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the Exhibits attached hereto, the Schedules, including the Company Disclosure Schedule, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article 9 is intended to benefit Indemnified Persons) and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided herein.

10.9Assignment.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Parent and/or Acquirer may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Parent or Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Parent and/or Acquirer, as applicable, shall remain liable for all of its obligations under this Agreement.  Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

10.10Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto.  The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.11Remedies Cumulative; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief.  It is accordingly agreed that, the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

10.12Rules of Construction.  The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

10.13Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to such state’s principles of conflicts of law; provided that matters involving the internal corporate affairs of the Company and the Share Purchase shall be governed by the laws of the State of Israel.  Subject to Section 10.13(h) and Section 10.13(i), any dispute hereunder (“Dispute”) shall be settled by arbitration in the state, county and city of New York, and, except as herein specifically stated, in accordance with the J.A.M.S. Streamlined Arbitration Rules and Procedures then in effect (the “J.A.M.S. Rules”).  The arbitration provisions of this Section 10.13 shall govern over any conflicting rules that may now or hereafter be contained in the J.A.M.S. Rules.  Any judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof.  The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a Dispute.

(a)Compensation of Arbitrator.  Any such arbitration will be conducted before a single arbitrator who will be compensated for his or her services at a rate to be determined by the parties or by J.A.M.S., but based upon reasonable hourly or daily consulting rates for the arbitrator in the event the parties are not able to agree upon his or her rate of compensation.

(b)Selection of Arbitrator.  The parties will cooperate with J.A.M.S. in promptly selecting from a list of arbitrators who are lawyers familiar with Delaware Law one arbitrator from the J.A.M.S. panel of neutrals; provided that (i) such arbitrator cannot work for a firm then performing services for either party, and (ii) each party will have the opportunity to make such reasonable objection to any of the arbitrators listed as such party may wish.  In the event that the parties cannot agree on an arbitrator within three Business Days after either party’s issuance of a written demand for arbitration, J.A.M.S. will select the arbitrator.

(c)Payment of Costs.  Acquirer and the Shareholders’ Agent (on behalf of the Company Shareholders) will bear the expense of deposits and advances required by the arbitrator in equal proportions, but either party may advance such amounts, subject to recovery as an addition or offset to any award.  The arbitrator will award to the prevailing party all costs, fees and expenses related to the arbitration, including reasonable fees and expenses of attorneys, accountants and other professionals incurred by the prevailing party.

(d)Burden of Proof.  For any Dispute submitted to arbitration, the burden of proof will be as it would be if the claim were litigated in a judicial proceeding.

(e)Award.  Upon the conclusion of any arbitration proceedings hereunder, the arbitrator will render findings of fact and conclusions of law and a written opinion setting forth the basis and reasons for any decision reached and will deliver such documents to each party to this Agreement along with a signed copy of the award.

(f)Terms of Arbitration.  The arbitrator chosen in accordance with the provisions of this Section 10.13 will not have the power to alter, amend or otherwise affect the provisions of this Agreement, including the terms of these arbitration provisions.

(g)Confidentiality.  At the request of any party, the mediators, arbitrators, attorneys, parties to the mediation or arbitration, witnesses, experts, court reporters, or other persons present at a mediation or arbitration shall agree in writing to maintain the strict confidentiality of the proceedings.

(h)Emergency Relief.  A party may apply either to a court of competent jurisdiction, or to an arbitrator if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim in accordance with this Section 10.13.  The appointment of an arbitrator does not preclude a party from seeking prejudgment remedies and emergency relief from a court of competent jurisdiction.

(i)Exclusive Process.  Except as specifically otherwise provided herein, arbitration will be the sole and exclusive process of the parties for any Dispute arising out of this Agreement.

[Signature Page Next]

IN WITNESS WHEREOF, Parent, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, solely in its capacity as such), all as of the date first written above.

PARENT:

Proofpoint, Inc.

By:/s/ Paul Auvil

Name:Paul Auvil

Title:CFO

ACQUIRER:

Proofpoint Israel Holdings Limited

By:/s/ Paul Auvil

Name:Paul Auvil

Title:Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Parent, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, solely in its capacity as such), all as of the date first written above.

COMPANY:

Observe IT Ltd.

By:/s/ Michael McKee

Name:Michael McKee

Title:Chief Executive Officer

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Parent, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, solely in its capacity as such), all as of the date first written above.

SHAREHOLDERS’ AGENT:

Shareholder Representative Services LLC, solely in its capacity as the Shareholders’ Agent

By:/s/ Sam Riffe

Name:Sam Riffe

Title:Managing Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Parent, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, solely in its capacity as such), all as of the date first written above.

COMPANY SHAREHOLDERS:

By:/s/ Avi Amos

Name:Avi Amos

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Parent, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, solely in its capacity as such), all as of the date first written above.

COMPANY SHAREHOLDERS:

NightDragon Security, LLC

By:/s/ David DeWalt

Name:David DeWalt

Title:Managing Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Parent, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, solely in its capacity as such), all as of the date first written above.

COMPANY SHAREHOLDERS:

Bain Capital Venture OIT Cayman Ltd.

By:/s/ Paul Zurlo

Name:Paul Zurlo

Title:Managing Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Parent, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, solely in its capacity as such), all as of the date first written above.

COMPANY SHAREHOLDERS:

Spring Lake/OIT Co-Investment LLC

By:Spring Lake/OIT Co-Investment GP LLC

Its Managing Member

By:Spring Lake Equity Management LLC

Its Managing Member

By:/s/ Jeff Williams

Name:Jeff Williams

Title:Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Parent, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, solely in its capacity as such), all as of the date first written above.

COMPANY SHAREHOLDERS:

Spring Lake Equity Partners Extension Fund LLC

By:Spring Lake Equity GP LLC

Its Managing Member

By:Spring Lake Equity Management LLC

Its Managing Member

By:/s/ Jeff Williams

Name:Jeff Williams

Title:Director

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Parent, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, solely in its capacity as such), all as of the date first written above.

COMPANY SHAREHOLDERS:

By:/s/ Mike McKee

Name:Mike McKee

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Parent, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals and the Shareholders’ Agent, solely in its capacity as such), all as of the date first written above.

COMPANY SHAREHOLDERS:

By:/s/ Gabriel Friedlander

Name:Gabriel Friedlander

[Signature Page to Share Purchase Agreement]

EXHIBIT A

Definitions

As used in this Agreement, the following terms shall have the meanings indicated below.  Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the tenth decimal place.

“102 Company Options” mean Company Options granted and subject to Taxes pursuant to Section 102(b)(2) of the Ordinance.

“102 Company Securities” mean 102 Company Options and 102 Company Shares, collectively.

“102 Company Shares” mean Company Ordinary Shares issued upon vesting of or exercise of or otherwise in connection to 102 Company Options.

“102 Trustee” means ESOP Management and Trust Services Ltd, appointed by the Company to serve as trustee pursuant to Section 102 of the Ordinance and approved by the ITA.

“2019 Bonus Plan” means the Company’s cash incentive compensation plan for the Company’s fiscal year ending December 31, 2019.

“3(i) Company Options” means Company Option granted and subject to Taxes under Section 3(i) of the Ordinance.

“Acquisition Proposal” means any offer, proposal, inquiry or indication of interest (other than an offer, proposal, inquiry or indication of interest by Acquirer) contemplating or otherwise relating to any Acquisition Transaction.

“Acquisition Transaction” means (i) a merger, consolidation or other business combination of, with or involving the Company or any Subsidiary, (ii) a restructuring, recapitalization or liquidation of the Company or any Subsidiary or (iii) an exclusive license, an acquisition or disposition of any stock (other than upon exercise of any Company Warrants that were issued on or prior to the date hereof or pursuant to the Company Options), or material assets of the Company or any Subsidiary, or any financing transaction (including the filing of a registration statement with the Securities and Exchange Commission or similar regulatory agency) or any other similar transaction, the consummation of which would interfere with the Company’s ability to consummate the transactions contemplated hereby.

“Adjustment Escrow Amount” means an amount in cash equal to $1,000,000.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made.  For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of more than 50% of the voting securities or by Contract or otherwise.

“Aggregate Consideration” means (A) $225,000,000 less (B) the Closing Net Working Capital Shortfall, if any, plus (C) the Closing Net Working Capital Surplus, if any, less (D) any Transaction Expenses, less (E) any Company Debt, plus (F) the Aggregate Exercise Price.

“Aggregate Exercise Price” means the aggregate amount of the exercise price of all In the Money Vested Company Options and all In the Money Unvested Company Options that are held by Company Employees that are outstanding immediately prior to the Closing.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Assumed Option Consideration” means an amount equal to the product of the Participating Per Share Payment Amount multiplied by the total number of Assumed Options.

“Business” means the business of the Company and the Subsidiaries as currently conducted and as currently proposed to be conducted by the Company or the Subsidiaries. For the purposes of the foregoing definition, the term “proposed to be conducted” means the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California or in the State of Israel.

“Closing Net Working Capital Shortfall” means the amount, if any, by which (A) the Company Net Working Capital is less than (B) the Closing Net Working Capital Target.

“Closing Net Working Capital Surplus” means the amount, if any, by which (A) the Company Net Working Capital is greater than (B) the Closing Net Working Capital Target.

“Closing Net Working Capital Target” means negative $401,103.85.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of the Company, dated as of the Closing Date, certifying (A) the amount of Company Net Working Capital (including: (i) the Company’s balance sheet as of the Closing Date prepared in a manner consistent with GAAP and the Company Balance Sheet, (ii) an itemized list of each element of the Company’s consolidated current assets, (iii) an itemized list of each element of the Company’s consolidated total liabilities including all unpaid Taxes), (B) each item of Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed, and (C) each item of Transaction Expenses, with a description of the nature of such Transaction Expenses and the Person to whom such Transaction Expenses are or were owed.

“Company Contractor” means any current or former consultant, advisory board member and independent contractor of the Company or any Subsidiary, including services providers, manpower companies and their employees, freelancers and sub-contractors.

“Company Data” means all data collected, generated or received by or on behalf of the Company or any Subsidiary in connection with the marketing, delivery or use of any Company Product, including Personal Data.

“Company Debt” means as of the Closing Date and immediately prior to the Closing, an amount equal to the sum of all outstanding guaranties and indebtedness for borrowed money owed to third parties (whether short- or long-term, whether or not due and payable, to the extent they are owed or guaranteed by the Company or any Subsidiary), including all bank debt and all notes, fees expenses or termination payments in connection therewith.

“Company Employee” means any current or former employee of the Company or any Subsidiary.

“Company Employee Plans” means (i) all “employee benefit plans” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, (ii) each loan to an employee, (iii) all share option, share purchase, phantom share, share appreciation right, restricted share unit, or any other equity or equity-based plans, programs, arrangements or agreements, (iv) all severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care, life insurance or accident insurance plans, programs or arrangements, (v) all bonus, commission, and incentive plans (including cash incentive plans), programs and arrangements, (vi) all pension and severance arrangements (including any manager’s insurance and pension fund), profit sharing, savings (including education fund), retirement, supplemental retirement, deferred compensation plans, programs or arrangements, (vii) all other material fringe or employee benefit plans, programs or arrangements and (viii) all management, employment, consultant, advisor, director, executive compensation, relocation, repatriation, expatriation or severance agreements, written or otherwise, as to which any unsatisfied obligations of the Company remain for the benefit of, or relating to, any present or former employee, Company Contractor or non-employee director of the Company.

“Company Net Working Capital” means as of the Closing Date and immediately prior to the Closing (i) the Company’s consolidated current assets (as defined by and determined in accordance with GAAP) less (ii) the Company’s consolidated current liabilities (as defined by and determined in accordance with GAAP). For purposes of calculating Company Net Working Capital: (a) the Company’s consolidated current assets shall exclude cash, deferred commission, the impact from applying ASC 842 to lease-related assets, amounts related to the Employee Loan Amount (including related interest receivable) and loan origination fees, provided, however, for purposes of the Parent Closing Statement, accounts receivable of the Company as of the Closing Date shall only be included as a current asset if and to the extent (1) reflected in the Company Closing Financial Certificate, (2) if collected by Parent or the Company prior to 120 days following the Closing Date, and (3) if not collected, were subject to an adequate reserve expressly recorded as a current liability in the Company Closing Financial Certificate; and (b) the Company’s consolidated current liabilities shall include all Pre-Closing Taxes and shall exclude deferred revenue, the impact from applying ASC 842 to lease-related liabilities, Transaction Expenses and Company Debt.

“Company Option Plan” means the 2010 Share Option Plan, including and the US and Israeli Appendices thereto.

“Company Optionholders” means (i) with respect to any time before the Closing, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Closing, collectively, the holders of record of Company Options outstanding as of immediately prior to the Closing.

“Company Options” means options to purchase Company Ordinary Shares that are issued and outstanding as of the Closing.

“Company Ordinary Shares” means the Ordinary Shares of the Company of a nominal value of NIS 0.01.

“Company Securityholders” means, collectively, the Company Shareholders, the Company Optionholders and the Company Warrantholders.

“Company Series A and Company Series A-1 Aggregate Preferred Shares Liquidation Preference” means an amount equal to the sum of (a) the Company Series A Preferred Shares Aggregate Liquidation Preference plus (b) Company Series A-1 Preferred Shares Aggregate Liquidation Preference.

“Company Series A Preferred Per Share Payment Amount” means an amount equal to the sum of (A) $1.77924, and (B) the Participating Per Share Payment Amount multiplied by 1.025690412252512.

“Company Series A Preferred Shares” means the Series A Preferred Shares of the Company of a nominal value of NIS 0.01.

“Company Series A Preferred Shares Aggregate Liquidation Preference” means (x) $1.77924 multiplied by (y) the Fully-Diluted Company Series A Shares.

“Company Series A Warrants” means warrants to purchase Company Series A Preferred Shares.

“Company Series A-1 Preferred Per Share Payment Amount” means an amount equal to the sum of (A) the $1.17782, and (B) the Participating Per Share Payment Amount.

“Company Series A-1 Preferred Shares” means the Series A-1 Preferred Shares of the Company of a nominal value of NIS 0.01.

“Company Series A-1 Preferred Shares Aggregate Liquidation Preference” means (x) $1.17782 multiplied by (y) the Fully-Diluted Company Series A-1 Shares.

“Company Series B Preferred Shares” means the Series B-1 Preferred Shares and the Series B-2 Preferred Shares of the Company.

“Company Series B-1 Preferred Shares” means the Series B-1 Preferred Shares of the Company of a nominal value of NIS 0.01.

“Company Series B-2 Preferred Shares” means the Series B-2 Preferred Shares of the Company of a nominal value of NIS 0.01.

“Company Share Capital” means the issued and outstanding share capital of the Company.

“Company Shareholders” means (i) with respect to any time before the Closing, collectively, the holders of record of Company Shares outstanding as of such time and (ii) with respect to any time at or after the Closing, collectively, the holders of record of Company Shares outstanding as of immediately prior to the Closing.

“Company Shares” means the Company Ordinary Shares, the Company Series A Preferred Shares, the Company Series A-1 Preferred Shares, Company Series B-1 Preferred Shares and Company Series B-2 Preferred Shares.

“Company Vested Optionholders” means the holders of In the Money Vested Company Options.

“Company Warrants” means warrants to purchase shares of Company Share Capital.

“Company Warrantholders” means (i) with respect to any time before the Closing, collectively, the holders of record of Company Warrants outstanding as of such time and (ii) with respect to any time at or after the Closing, collectively, the holders of record of Company Warrants outstanding as of immediately prior to the Closing.

“Contract” means any legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.

“Employee Loan Amount” means the total amount outstanding under all indebtedness of any Company Employee (including any Key Employee) to the Company or any Subsidiary.

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, covenant not to assert, defensive revocation, right of first refusal, restriction or other similar encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset) provided that restrictions on transfer of Equity Interests under Applicable Laws shall not constitute an “Encumbrance.”

“Equity Interests” means, with respect to any Person, any share capital of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” means ESOP Management and Trust Services Ltd.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means a quotient obtained by dividing (x) the Participating Per Share Payment Amount by (y) the Parent Trading Price.

“FCPA Claims Cap” means an amount equal to $10,000,000.

“Fraud” means Delaware common law fraud (including the element of scienter) in the making of the representations and warranties contained in this Agreement.

“Fully-Diluted Company Series A Shares” means the sum of (a) aggregate number of Company Series A Preferred Shares that are issued and outstanding immediately prior to the Closing plus (b) the aggregate number of shares of Company Series A Preferred Shares that are issuable upon the exercise of all Company Series A Warrants issued and outstanding immediately prior to the Closing.

“Fully-Diluted Company Series A-1 Shares” means the aggregate number of Company Series A‑1 Preferred Shares that are issued and outstanding immediately prior to the Closing.

“Fully-Diluted Company Shares” means the sum, without duplication, of (i) the aggregate number of Company Ordinary Shares that are issued and outstanding immediately prior to the Closing and (ii) the aggregate number of Company Ordinary Shares that are issuable upon the exercise and/or conversion of the In the Money Vested Company Options, Assumed Options, Company Series A Preferred Shares, Company Series A-1 Preferred Shares, Company Series B Preferred Shares, and Company Series A Preferred Shares issuable upon exercise of the Company Series A Warrants, in each case, that are issued and outstanding immediately prior to the Closing.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any supranational, national, state, municipal, local, tribal or foreign government, any court, tribunal, arbitrator, mediator, administrative agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or other governmental or quasi-governmental authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity, the OCS and any court or other tribunal).

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In the Money” means (i) with respect to any Company Option that is outstanding immediately prior to the Closing, that the exercise price of such Company Option is less than the Participating Per Share Payment Amount and (ii) with respect to any Company Series A Warrant that is outstanding immediately prior to the Closing, that the exercise price of such Company Series A Warrant is less than the Company Series A Preferred Per Share Payment Amount.

“Indemnity Escrow Amount” means an amount in cash equal to $2,250,000.

“IRS” means the United States Internal Revenue Service.

“Israeli Companies Law” means the Israeli Companies Law, 1999.

“Israeli Law” means Israeli Applicable Law.

“ITA” means the Israeli Tax Authority.

“Knowledge” of the Company, with respect to any fact or matter, means the actual knowledge of the Company’s officers and directors of such fact or matter, after due and reasonable inquiry, including after due and reasonable inquiry of such officer’s or director’s direct reports.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, asserted or unasserted, known or unknown, including those arising under Applicable Law or Order and those arising under any Contract.

“Material Adverse Effect” means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether or not such Effect constitutes a breach of the representations or warranties made by the Company in this Agreement, is, or is reasonably likely to, (i) have a materially adverse effect on the financial condition, assets (including intangible assets) and liabilities (taken together), business, operations or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) materially impede or delay the Company’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms and Applicable Law; provided, however, that, no Effect resulting from any of the following shall be deemed to be or constitute, or shall be taken into account in determining whether there is, a “Material Adverse Effect”: (a) changes in the general economic, political, financial market conditions in which the Company and the Subsidiaries operate; (b) natural disasters, acts of terrorism, hostilities or war (whether or not declared), or epidemics or pandemics; (c) any actions expressly required by the terms of this Agreement; (d) the failure of the Company to meet any internal projections, estimates, budgets, predictions, plans, milestones or forecasts (but not, in each case, the causes or events underlying such failure); (e) any changes in Applicable Laws or accounting rules or principles, including changes in GAAP, or the interpretation of the foregoing, which are approved and enacted after the Agreement Date; or (f) any action taken or omitted to be taken at the prior written request or with the written consent of Acquirer; provided, that the exclusions provided in clauses (a), (b) and (e) shall not apply to the extent the Company is disproportionately adversely affected by any event relative to other participants in the industries in which the Company generally operates.

“Nasdaq” means the Nasdaq Global Select Market, any successor stock exchange operated by The NASDAQ Stock Market LLC or any successor thereto.

“Open Source Materials” means any software or other material (and version of such software and other material) that is distributed as “free software”, “open source software” or under a similar licensing or distribution terms (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

“Option Cancellation and Conversion Agreement” means an option cancellation and conversion agreement entered into between a Company Optionholder who holds In the Money Vested Company Options and Acquirer, in the form attached hereto as Exhibit R.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.

“Ordinance” means the Israeli Income Tax Ordinance (New Version), 1961, as amended, and all rules and regulations promulgated thereunder, as may be amended from time to time, including, any publications and clarifications issued by the ITA.

“Parent Common Stock” means the average common stock of Parent, par value of $ 0.0001 per share.

“Parent Trading Price” means the average of the per share closing price of the Parent Common Stock on the NASDAQ as reported on Yahoo! Finance for the five trading days ending on (and inclusive of) the trading day that is three trading days immediately preceding the Closing Date.

“Participating Consideration” means the Aggregate Consideration less the Company Series A and Company Series A-1 Aggregate Preferred Shares Liquidation Preference.

“Participating Per Share Payment Amount” means (i) the Participating Consideration divided by (ii) the Fully-Diluted Company Shares.

“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods and (vi) non-exclusive object code licenses of software by the Company in the ordinary course of business consistent with past practice on its standard unmodified form of customer agreement (a copy of which has been provided to Acquirer).

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Personal Data” means a natural person’s name, street address, telephone number, email address, photograph, social security number, driver’s license number, passport number or customer or account number, or any other piece of information relating to or being capable of being associated, directly or indirectly, with an identified or identifiable natural person or is otherwise considered personally identifiable information or personal data under Applicable Law.

“Pre-Closing Taxes” means any Taxes of the Company and the Subsidiaries for a Taxable period (or portion thereof) ending on or prior to the Closing Date.  In the case of any Taxes of the Company or any Subsidiary that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (i) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period; provided that any such Taxes attributable to any property that was owned by the Company or any Subsidiary prior to the Closing Date, but is not owned by the Company or any Subsidiary as of the Closing Date shall treated in their entirety as Pre-Closing Taxes, and no portion of any such Taxes attributable to any property that was owned by the Company or any Subsidiary after the Closing Date, but is not owned by the Company or any Subsidiary as of the Closing Date shall be treated as Pre-Closing Taxes, and (ii) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date.  Any credits relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date.

“Pro Rata Share” means, with respect to an Indemnifying Party, the quotient obtained by dividing (a) the aggregate cash amount payable to such Indemnifying Party pursuant to Section 1.1 hereof with respect to its Company Shares by (b) the aggregate cash amount payable to all Indemnifying Parties pursuant to Section 1.1 hereof with respect to their Company Shares.

“Process” or “Processing” means, with respect to data, any operation or set of operations such as collection, recording, organization, structuring, storage, adaptation, enhancement, enrichment or alteration, retrieval, consultation, analysis, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, shareholders or employees (including employees of Affiliates), or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them and acting on their behalf.

“Required Company Vote” means the affirmative vote of the Company Shareholders holding in the aggregate a majority of the issued and outstanding shares of the Company, on an as converted basis and the holders of majority or more of the issued and outstanding Company Series A Preferred Shares, Company Series A-1 Preferred Shares and Company Series B-1 Preferred Share voting together as a single class on an as-converted basis.

“R&W Insurance Policy” means a buyer-side representations and warranties insurance policy, with Indemnified Persons as the beneficiaries, with a coverage amount of not less than $33,750,000 (in excess of the Escrow Fund retention).

“R&W Insurance Policy Premium” means the premiums related to, and all other costs and expenses (including broker fees, taxes and fees required by law, underwriting fees, and any other insurer or broker charges) relating to the origination of the R&W Insurance Policy.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Incident” means (a) any unauthorized or unlawful breach of security that leads to the accidental or unlawful destruction, loss, alteration, unauthorized disclosure of or access to Company Data processed on Systems managed or controlled by or on behalf of the Company or any Subsidiary or (b) any “security incident,” “security breach,” “data breach” or other similar concept as defined under Applicable Law.

“Spousal Consent” means the consent of the spouse of each Company Shareholder that is a married individual to the sale of the Company Shares, in the form attached hereto as Exhibit S.

“Subsidiary” means Observe IT Inc., a corporation incorporated under the laws of the State of Delaware, Observe IT International UK Limited, a limited liability company incorporated under the laws of United Kingdom, and Observe IT Australia Pty Limited, a limited liability company incorporated under the laws of Australia.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, share capital, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

“Transaction Expenses” means, whether or not paid prior to or after the Closing (i) all third-party legal, accounting, financial advisory, consulting, finders or other fees and expenses incurred by or on behalf of the Company or any Subsidiary in connection with the Share Purchase, this Agreement and the Transactions (including fees of the Company Securityholders or Key Employees to be reimbursed by the Company), (ii) any payment or consideration arising under consents, waivers or approvals of any party under any Company’s Contract to remain in full force and effect following the Closing or resulting from agreed upon modification or early termination of contracts, (iii) the employer portion of any payroll Taxes or other Taxes arising in connection with any payment required pursuant to this Agreement or the Transactions (including with respect to the cash-out of Company Options in connection with the Closing), whether or not such liabilities for Taxes would be then due and payable, (iv) the Company R&W Fee, (v) any costs related to the Tail Insurance Coverage, (vi) any “single trigger” change-in-control success fees, bonuses, compensation (including, for clarity, any amounts received or receivable in exchange for Promised Equity Grants and payments set forth on Schedule D), accelerated payments, severance, or other costs or payments to or in respect of any employee, Affiliate or other Person, (including the employer portion of any payroll Taxes imposed on such amounts) if triggered by the Transactions, regardless of whether such payments are made prior to, at, or following the Closing, (vii) all severance paid or payable by the Company or its Subsidiaries to Company Employees who receive an offer of continued employment or service with the Company or its Affiliates prior to Closing and do not accept such offer, (viii) 50% of the first $500,000 and 100% of any additional amounts paid or payable by the Company or any Subsidiary to the Designated Employees, Designated Contractors, or any other employees or contractors terminated by the Company or any Subsidiary prior to Closing for salaries, wages, performance or other incentive compensation, retention awards (including contingent bonuses or payments or other benefits under any Company Employee Plan that are unpaid prior to Closing or become due and payable following Closing, including unearned amounts pursuant to executory contracts or arrangements (excluding deferred commissions)) and severance and retention amounts, plus the estimated employer portion of any payroll Taxes related thereto, whether paid or payable at or following the Closing; (ix) $50,000 in respect of the estimated out of pocket cost of preparing and filing any Tax Return of the Company and any Subsidiary after the Closing for taxable periods ending before, on or after the Closing Date, and that has not been completed prior to the Closing, and (x) all amounts payable under the 2019 Bonus Plan, calculating the aggregate of such amounts (A) for purposes of the Company Closing Financial Certificate, as though all potential bonuses under the 2019 Bonus Plan had been fully earned and were then payable; and (B) for purposes of the Parent Closing Statement, based only upon actual bonuses earned and payable.

“Treasury Regulations” means the United States Treasury Department’s tax regulations issued under the Code.

“Unvested Company Options” means Company Options that are unexpired, unexercised, unvested and outstanding as of immediately prior to the Closing.

“Vested Company Options” means Company Options that are unexpired, unexercised, vested and outstanding as of immediately prior to the Closing, including the Company Options of which the vesting schedule was accelerated in accordance with its terms.

“Vested Company Warrants” means Company Warrants that are unexpired, unexercised, vested and outstanding as of immediately prior to the Closing.

“Warrant Termination Agreement” means a warrant termination agreement between a Company Warrantholder and Acquirer, in the form attached hereto as Exhibit T.

Other capitalized terms defined elsewhere in this Agreement and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

“102 Plan”	2.10(ii)
“280G Shareholder Approval”	6.14
“401(k) Plan”	1.2(b)(xvii)
“Acquirer”	Preamble
“Adjustment Escrow Fund”	1.3(b)
“Affidavit of Lost Share Certificate”	1.2(b)(i)
“Agent Loss”	9.7(b)
“Aggregate Consideration Shortfall”	1.6(e)
“Aggregate Consideration Surplus”	1.6(f)
“Agreement”	Preamble
“Agreement Date”	Preamble
“Agreement Termination Date”	8.1(b)
“arm’s length”	2.12
“Assumed Option”	1.1(b)(ii)(1)
“Beneficiary”	1.7(a)
“Benefits Waiver”	1.2(b)(vi)
“Bring-Along Notice”	6.17(c)(iii)
“Bring-Along Provision”	6.17(c)(i)
“Charter Documents”	1.2(b)(iii)
“Claims Period”	9.4(a)
“Closing”	1.1(h)
“Closing Allocation Certificate”	1.3(a)(ii)
“Closing Date”	1.1(h)
“COBRA”	2.11(d)
“Company”	Preamble
“Company Authorizations”	2.7(b)
“Company Balance Sheet”	2.4(a)
“Company Balance Sheet Date”	2.4(a)
“Company Board of Directors”	Recitals
“Company Disclosure Schedule”	Article 2
“Company Financial Statements”	2.4(a)
“Company IP”	2.9(a)(i)
“Company IP Agreements”	2.9(b)(viii)
“Company-Owned IP”	2.9(a)(ii)
“Company Privacy Commitments”	2.9(b)(xxxi)
“Company Products”	2.9(a)(iii)
“Company R&W Fee”	6.9
“Company Registered Intellectual Property”	2.9(a)(iv)
“Company Roadmap”	2.9(a)(iii)
“Company Source Code”	2.9(a)(v)
“Confidential Information”	2.9(b)(xxi)
“Confidentiality Agreement”	6.3(a)
“Continuing Employees”	6.10(c)
“Converting Instruments”	1.3(a)(ii)
“Covered Persons”	6.19
“Designated Contractors”	6.10(b)
“Designated Employees”	6.10(b)
“Designated Employee Waiver”	6.10(b)
“Dispute”	10.13
“ERISA Affiliate”	2.11(k)
“Escrow Agreement”	1.2(a)(ii)
“Escrow Fund”	1.3(b)
“Escrow Release Date”	9.1(a)
“Excess Adjustment Amount”	1.6(e)
“Execution Period”	6.18(a)
“Export Approvals”	2.19(a)
“FCPA Claims”	9.3(a)

“Final Aggregate Consideration”	1.6(e)
“Fundamental Claims”	9.3(a)

“Governmental Grant” 2.9(a)(vi)

“Hazardous Materials” 2.18

“Indemnifiable Damages”	9.2(a)
“Indemnified Person”	9.2(a)
“Indemnifying Parties”	9.1(a)
“Indemnity Escrow Fund”	1.3(b)
“Intellectual Property”	2.9(a)(vii)
“Interim Options Ruling”	1.1(e)(vi)(1)
“Israeli Tax Rulings”	1.1(e)(vi)(1)
“J.A.M.S. Rules”	10.13
“Joinder Agreement”	Recitals
“Key Employee”	Recitals
“Material Contract”	2.15(a)
“Merger”	6.18(a)
“Merger Agreement”	6.18(a)
“Merger Notice”	6.18(a)
“Minimum Threshold”	9.3(e)
“New Litigation Claim”	6.6
“Non-Compete Agreement”	Recitals
“Notice of Objection”	1.6(b)
“OCS”	2.9(a)(vi)
“OFAC”	2.19(b)
“Offer Letter”	Recitals
“Officer’s Certificate”	9.5(a)
“Option Payments”	1.1(b)(i)(1)
“Option Tax Ruling”	1.1(e)(vi)(1)
“Parachute Payment Waiver”	1.2(b)(xvi)
“Parent”	Preamble
“Parent Closing Statement”	1.6(a)
“Payee”	1.1(e)(ii)
“Paying Agent”	1.3(a)(i)
“Paying Agent Undertaking”	1.1(e)(ii)
“Payor”	1.1(e)(i)
“Post-Signing Shareholder”	Recitals
“Promised Equity Grantee”	6.15
“Promised Equity Grants”	6.15
“Promised Equity Waiver”	6.15
“Qualified Withholding Certificate”	1.1(e)(ii)
“Released Party”	1.7(a)
“Releasing Party”	1.7(a)
“Reviewing Accountant”	1.6(d)
“Sales Taxes”	2.10(g)
“Section 14 Arrangement”	2.11(a)
“Section 1542”	1.7(d)
“Section 280G Payments”	6.14
“Share Purchase”	Recitals
“Share Transfer Deed”	1.2(b)(i)
“Shareholder Claim”	1.7(a)
“Shareholders’ Agent”	Preamble
“Shareholders’ Agent Expense Amount”	1.3(a)(vii)
“Shareholders’ Agent Expense Fund”	1.3(a)(vii)
“Shareholders Agreement”	1.7(c)
“Shareholders Letter of Transmittal”	1.3(a)(ii)
“Significant Customer”	2.20(a)
“Significant Supplier”	2.20(b)
“Signing Shareholder”	Recitals
“Special Representations”	9.3(a)
“Spreadsheet”	6.8
“Systems”	2.9(b)(xxxv)
“Tail Insurance Coverage”	6.19(a)
“Third Party Intellectual Property”	2.9(a)(viii)
“Third-Party Claim”	9.8(a)

“Threshold” 9.3(e)

“Transactions”Recitals

“U.S. Optionholders” 1.3(a)

“U.S. Optionholder Payments” 1.3(a)

“Unvested Cash”	1.1(a)(vi)
“Unvested Company Shares”	2.2(a)
“VAT”	2.10(f)

“Warrant Payments” 1.1(c)(i)

“Withholding Drop Date” 1.1(e)(ii)